
13002512


SEC MAIL PROCESSING
RECEIVED
MAY 0 6 2013
WASH. D.C.
193
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

April 29, 2013

FORM 20-F
ANNUAL REPORT

(Mark One)

[ ] **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

[x] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from .... to ....

Commission file number **013345**

OR

[ ] **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Date of event requiring this shell company report ....

CALEDONIA MINING CORPORATION
(Exact name of Registrant as specified in its charter)

Caledonia Mining Corporation is variously referred to in this Report as "Caledonia", "the Corporation" or "the Company"

Canada
(Jurisdiction of incorporation or organization)

24 Ninth Street, Lower Houghton, Johannesburg, Gauteng 2198, South Africa
(Address of principal executive offices)

**Carl R. Jonsson, 1710-1177 West Hastings Street,
Vancouver, BC V6E 2L3, Canada; tel: (604) 640-6357; fax: (604) 681-0139
email: jonsson@securitieslaw.bc.ca**
(Name, telephone, email and/or facsimile number and address of Company Contact Person)

The Company's website – referred to herein – is www.caledoniamining.com

Caledonia Mining Corporation

Securities registered or to be registered pursuant to Section 12(b) of the Act.

____
(Title of Class)

____
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each exchange on which registered
Common shares	**Toronto Stock Exchange**
	London Stock Exchange Alternative Investment Market
	U.S. OTCQX

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

____
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the closing of the period covered by the annual report:

514,461,780*

*The shares issued figures in this Report do not reflect the 1 new for 10 old share consolidation implemented by the Company April 13, 2013 - unless otherwise indicated.

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ____________ No ____x____

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ____________ No ____x____

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

Yes ____x____ No ____________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ______ Accelerated filer ________ Non-accelerated filer __x__

*All shares issued figures in this Report do not reflect the 1 new for 10 old share consolidation implemented by the Company April 13, 2013 – unless otherwise indicated.

Caledonia Mining Corporation

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ...... International Financial Reporting Standards as issued by the International Accounting Standards Board X
Other: ____________

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
Item 17 ___________ Item 18 _________________

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ______________ No _________x__________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ____________ No _______________

NOTE: All references to monies herein are to Canadian dollars unless otherwise specifically indicated

FORWARD LOOKING STATEMENTS
The Company cautions readers regarding forward looking statements found in this Annual Report and in any other statement made by, or on behalf of the Company, whether or not in future filings with the United States Securities Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

PART 1

1. IDENTITY of DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required as this is an annual report under the Securities Exchange Act of 1934 ("Exchange Act").

However, the information required above can readily be determined from Caledonia's Proxy and Information Circular dated April 20, 2012 attached as Exhibit #14b. Information is also given in Section 14A.

2. OFFER STATISTICS AND TIMETABLE

Not required as this is an annual report under the Exchange Act.

3. KEY INFORMATION

Selected Financial Data

Table 3 A shows the applicable selected financial data for 2010, 2011 and 2012 pursuant to IFRS and for the 2-year period 2008 to 2009 in Canadian Generally Accepted Accounting Principles

Table 3 A (i) shows the applicable selected financial data for the 2-year period 2008 to 2009 in United States Generally Accepted Accounting Principles.

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual months ending March 31, 2013.

Table 3A - Selected Financial Information prepared for 2012, 2011and 2010 pursuant to IFRS and for two preceding years pursuant to Canadian Generally Accepted Accounting Principles - the figures presented being as of the end of each such year.

	IFRS			Canadian GAAP	
Financial – All in C$ 000's unless otherwise indicated	**2012**	2011	2010	2009	2008
Revenue from Sales	**75,221**	55,705	22,388	11,559	7,696
Gross Operating Profit (Loss)	**40,915**	29,115	6,360	2,916	3,039
Expense - (General and administration, interest and foreign exchange including provisions and impairments)	**(20,658)**	(8,359)	(3,866)	(6,007)	(7,543)
Net loss from discontinued operations	-	-	-	-	(436)
Net Income /(Loss) – after income taxes	**7,358**	12,130	1,455	(3,950)	(4,940)
Cash and cash equivalent	**27,942**	9,686	1,145	1,623	3,652
Current Assets	**35,294**	18,159	6,176	5,917	5025
Assets	**71,827**	52,402	38,159	22,090	23,657
Current Liabilities	**9,280**	4,566	4,629	2,759	1,308
Long Term Liabilities	**6,928**	7,822	7,050	2,589	1,153
Working Capital	**26,014**	13,588	1,547	3,158	3,717
Shareholders' Equity	**55,619**	40,014	26,480	16,742	21,196
Total Capital Expenditures including Mineral Properties	**7,909**	8,528	7,304	1,547	3,023
Financing Raised (repaid)	**(3,195)**	(279)	159	588	1,106

Caledonia Mining Corporation

Share Information

Market Capitalization ($ Thousands) at December 31	**46,301**	**55,060**	80,021	32,508	32,511
Shares Outstanding (Thousands)	**514,461**	**500,549**	500,169	500,169	500,169
Options Outstanding (Thousands)	**33,296**	**42,540**	32,580	32,580	46,430
Basic and diluted net income (loss) per share for continuing operations	**$0.0172**	**$0.024**	$0.003	($0.008)	($0.010)
Basic and diluted net income (loss) per share for discontinued operations	**-**	**-**	-	-	($0.000)
Basic and diluted net income (loss) per share for the year	**$0.0172**	**$0.024**	$0.003	$(0.008)	$(0.010)

Table 3A (i) - Selected Financial Information – prepared pursuant to United States Generally Accepted Accounting Principles for the years 2008 – 2009 - the figures presented being as of the end of each such year

	US GAAP	
	2009	2008
- In Thousands of Canadian Dollars except per share amounts		
Revenue from Operations	11,559	7,696
Gross Profit (Loss)	3,930	851
Expenses (General and Administration, Interest and foreign exchange)	6,247	7,543
Net Income (Loss) from continuing operations	(3,176)	(6,692)
Loss from discontinued operations	-	(436)
Net Income(Loss)	(3,176)	(7,128)
Cash	1,622	3,652
Current Assets	5,917	5,025
Total Assets	12,691	13,484
Current Liabilities	2,759	1,308
Long Term Liabilities	2,589	1,153
Working Capital (Deficiency)	3,158	3,717
Shareholders' Equity (Deficiency)	7,343	11,023
Capital Expenditures (excluding Mineral Property expenditure)	830	136
Expenditures on Mineral Properties	650	-
Financing Raised (repaid)	588	1,119
Deemed Dividends	-	-

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2008 to 2012

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	**2012**	2011	2010	2009	2008
Rate at the End of the Period (1)	**0.9935**	0.9767	0.9999	1.049	1.218
Average Rate (2)	**0.9998**	0.9892	1.03	1.14	1.066
High Rate (1)	**1.0414**	1.0468	1.0766	1.036	0.9711
Low Rate (1)	**0.9676**	0.9748	0.9966	1.2907	1.3008

Notes:

(1) The rate of exchange is the Bank of Canada closing rate for the period.

(2) The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 5 months from December 2012 to 10 April 2013 are as follows:

	Dec. 2012	Jan 2013	Feb 2013	March 2013	April 2013
Closing	0.9935	1.0021	1.0258	1.0176	1.0163
Average	0.9904	0.9919	1.0073	1.0243	1.0163
Hi	1.0414	1.0081	1.026	1.0309	1.0177
Low	0.9842	0.9836	0.9964	1.0163	1.0143

C. Risk Factors

An investment in the securities involves a high degree of risk. Investors need to carefully consider the following risk factors, in addition to the other information contained in this document and the Exhibits hereto.

Industry Competition

The mining industry is a highly diverse and competitive international business. The selection of geographic areas of interest are only limited by the degree of risk a company is willing to accept by the acquisition of properties in emerging or developed markets and/or prospecting in explored or virgin territory. Mining, by its nature, is a competitive business with the search for fresh ground with good exploration potential and the raising of the requisite capital to move projects forward to production. Globally the mining industry is prone to cyclical variations in the price of the commodities produced by it, as dictated by supply and demand factors, speculative factors and industry-controlled marketing cartels. Nature provides the ultimate uncertainty with geological and occasionally climatic surprises. Commensurate with the acceptance of this risk profile is the potential for high rewards.

Exploration and Development

Exploration, development and production activities are subject to political, economic and other risks, including:

- cancellation or renegotiation of contracts;
- changes in local and foreign laws and regulations;
- changes in tax laws;
- delays or refusal in granting prospecting permissions, mining authorizations and work permits for foreign management staff;
- environmental controls and permitting
- expropriation or nationalization of property or assets;
- foreign exchange controls;
- government mandated social expenditures;
- import and export regulation, including restrictions on the sale of their production in foreign currencies;
- industrial relations and the associated stability thereof;
- inflation of cost that is not compensated for by a currency devaluation;
- requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, which, possibly, the foreign company must subsidize;
- restrictions on the ability of local operating companies to sell their production for foreign currencies, and on the ability of such companies to hold these foreign currencies in offshore and/or local bank accounts;
- restrictions on the ability of a foreign company to have management control of exploration and/or development and/or mining operations;
- restrictions on the remittance of dividend and interest payments offshore;
- retroactive tax or royalty claims;
- risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;
- royalties and tax increases or claims by governmental entities;
- unreliable local infrastructure and services such as power, communications and transport links;
- demands or actions by native or indigenous groups;
- other risks arising out of foreign sovereignty over the areas in which operations are conducted.
- lack of uninterrupted power supplies
- lack of investment funding

Such risks could potentially arise in any country in which Caledonia operates. In Southern Africa, Black Economic Empowerment Legislation and a number of economic and social issues may result in increased political and economic risks of operating in that area.

Caledonia Mining Corporation

In 2008 the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007 ("Act") that stipulated that 51% ownership of all companies had to reside in the hands of Indigenous Zimbabwean citizens.
On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding ("MoU") with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million.

Pursuant to the above, Caledonia entered into agreements with each of the following Indigenous Shareholders to allow them to subscribe for 51% ownership interest in Blanket as follows:

- A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (NIEEF) for US$11.74 million.
- A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
- A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees of Blanket for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket's employees holding participation units in the Employee Trust.
- A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket undertook and paid a non-refundable donation of US$1 million to the Community Trust.

Effective November 14, 2012 four Zimbabweans were appointed to the Board of Directors of Blanket – each representing one of the four entities to whom the 51% of the shares of Blanket were issued.

Effective January 1, 2012, Zimbabwe increased the gross royalty payable to the Zimbabwe Government from 4.5% to 7% of the gross revenues received by mining companies operating in Zimbabwe from gold sales.

In January 2008 the Zambian government announced the following changes to its tax laws that would have had a bearing on the Nama Project. The key changes were:

- Increase in mineral royalty from 0.6% to 3%
- Increase in profit tax rate from 25% to 30%
- Introduction of variable profits tax of 15% for net profits above 8%
- Introduction of a windfall profit tax for copper and cobalt mines
- Capital allowances reduced from 100% to 25%

These measures were highly controversial with mining companies, many of which invested in the country under specific tax incentives and formalized their business models accordingly. Various representations were made by the mining companies both directly and through the Chamber of Mines to the government following the budget announcement at the end of January 2008. The Zambian government in January 2009 announced improvements to the taxation of mining companies, in particular:

- the abolition of windfall tax
- the return of capital allowances back to 100%.

Whilst these changes are welcome, the royalty remains unchanged at 3% and we make the observation that at low cobalt prices, the royalty can give rise to a very significant tax burden on the project.

As a result of the foregoing, Caledonia's exploration, development and production activities in Zambia and Zimbabwe may be substantially affected by factors beyond Caledonia's control, any of which could materially adversely affect Caledonia's financial position or results from operations. Furthermore, in the event of a dispute arising from such activities, Caledonia may be subject to exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since inception in February 1992, Caledonia has recorded a loss in every year except 1994, 2000, 2010, 2011 and 2012. As at December 31, 2012, the consolidated accumulated deficit was $153,4 million.

Write-downs on capital assets and mineral properties are typical for the mining industry. Caledonia's policy is to review the assets relative to current market conditions on an annual basis.

Fluctuating Minerals Prices and Foreign Currency Exchange Rates

As Caledonia's activities primarily relate to the exploration, development and production of minerals, the fluctuating World prices for such minerals have a significant potential effect on the Company's future activities and the profitability of any of its minerals production activities. There is never any assurance, when activities are undertaken, or production operations are commenced, that the World price of the minerals involved will continue at a sufficiently high price to justify the ongoing activities or the continuation of the production.

Most costs incurred by the Company in its exploration, development and production activities in southern Africa have to be paid in local currencies. However, mineral prices are generally quoted in United States dollars. The profitability of any production operations of the Company and the potential profitability of its exploration and development activities will therefore be seriously affected by adverse changes in the currency exchange rates.

Black Empowerment and Indigenization

The governments of the southern African countries in which the Company operates have, or are proposing, legislation (typically referred to as "black economic empowerment" or indigenisation") requiring companies to allow participation in their shareholdings and business enterprises by the indigenous population. In not all instances is it assured that such interests will have to be paid for at full fair value.

Need for Additional Funds

The Company expects that for at least 2013, 2014 and 2015, it can fund all of its exploration, development and production operations from internal funds – and that it will not have to seek externally sourced funding for those years. However there can be no guarantees and the situation will be consistently monitored.

Dependence upon Key Personnel

Caledonia's success depends (i) on the continued contributions of its directors, executive officers, management and consultants, and (ii) on Caledonia's ability to attract new personnel whenever Caledonia seeks to implement its business strategy. There is no assurance that the Company will always be able to locate and hire all of the personnel that it may consider that it requires. The Company, where it considers it appropriate, engages consulting and service companies to undertake some of the work function.

Chris Harvey retired from his position as Technical Director in December 2005, but continued as a Director and was appointed as a member of the Audit Committee in June 2009. Chris Harvey has announced that he will resign as a director as of April 2013 but will remain as a technical consultant to the Board. James Johnstone retired from his position as Chief Operating Officer in September, 2006, also continues as a Director and was appointed as a member of the audit committee in December 2010.

Steven Curtis was appointed Vice President Finance and Chief Financial Officer in April 2006, and was appointed as a Director on June 1, 2008. Mark Learmonth, previously a Director of Macquarie First South, was appointed as VP Corporate Development and Investor Relations on July 10, 2008.

Stefan Hayden stepped down as the Chairman in 2005 but continues as a Director and as President and CEO.

Carl Jonsson, a Director, was appointed Chairman of the Board in December 2010. Robert W. Babensee was appointed as a Director and a member of the Audit Committee on October 31, 2008 and became Chairman of the Audit Committee in December 2010.

During the year John Kelly, Leigh Wilson and Richard Patricio were appointed as Directors and subsequently John Kelly and Leigh Wilson became members of the Audit Committee.

Dividends

The Company paid its first dividend of C$0.005 per share on February 22, 2013 and declared a further dividend of C$0.005 per share on April 4, 2013 which is payable on April 30, 2013 to shareholders of record on April 19, 2013.

Possible Volatility of Share Price

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where Caledonia operates, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price. Caledonia's shares are listed on the Toronto Stock Exchange, listed its shares on the London Stock Exchange's Alternative Investment Market ("AIM") in June 2005 – and secured the quotation of its shares in the U.S. on the OTCQX commencing October 10, 2011.

4 INFORMATION ON THE COMPANY

A. History and Development of Caledonia

Caledonia was incorporated, effective February 05, 1992, by the amalgamation of three predecessor companies. It exists pursuant to the Canada Business Corporations Act

Following the creation of Caledonia its shares were listed for trading on the Toronto Stock Exchange and quoted on the NASDAQ small caps market. On October 16th 1998, Caledonia announced that NASDAQ would no longer quote Caledonia's securities for trading. Caledonia's common stock then commenced trading on NASDAQ's OTC Bulletin Board system. In June 2005 Caledonia was admitted to the London Stock Exchange's AIM market under the ticker symbol "CMCL". Its Toronto Stock Exchange trading symbol is "CAL". Effective October 10, 2011 the shares commenced trading in the U.S. on the OTCQX under the ticker symbol CALVF.

The addresses and telephone numbers of Caledonia's three principal offices are:

African Office - South Africa

Greenstone Management Services
24, 9th Street, Lower Houghton
Johannesburg, Gauteng, 2198
South Africa
(27) 11 447 2499

Representational Offices - Canada

67 Yonge Street, Suite 1201
Toronto, Ontario, Canada
M5E 1J8
(416) 369-9507

1710-1177 West Hastings Street
Vancouver, B.C. , Canada V6E21
(604) 640-6357

Exploration activities – since 1995

In 1995 the Company acquired ownership of the shares of the companies which owned the Barbrook and Eersteling Mines in South Africa. The original acquisition was of only 96.4% of the issued shares of Eersteling Gold Mining Company Ltd. - with the remaining 3.6% being acquired in mid 2004. On May 31, 2008 an agreement to sell Barbrook Mine was concluded and Caledonia was paid the full purchase price of $9,130,000 by Eastern Goldfields SA (Pty) Ltd.

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwean company "Blanket Mine (1983) (Private) Limited, the owner of the operating Blanket Gold Mine. The purchase consideration was $1,000,000 (U.S.) and the issuance to the vendor of 20,000,000 shares in the capital of Caledonia. Because the Company bought the shares of the company owning the Blanket Mine it thereby acquired all of the assets of that company and assumed all of its liabilities.

From time to time Caledonia receives mineral property and business proposals from third parties for review as potential investment opportunities. With the potential of improved political conditions in other Southern African countries, Caledonia's management is reviewing mining opportunities in certain of these countries.

Pages 23,24 and 25 are maps respectively of northern South Africa, Zimbabwe and Zambia – which show the locations of the Company's exploration and operating properties in those countries.

B. Business Overview

Mining and Exploration Activities:

Gold Production

Blanket Mine (1983) Private Limited ("Blanket") - Gold

Blanket exports its gold production to Rand Refineries in Johannesburg, South Africa and receives 100% of the sale proceeds in US dollars within 5 days of sale. Cash flow at Blanket continues to improve as gold production increases and the production unit costs decrease.

Background

The mine is located approximately 560 km south of Harare, the capital city of Zimbabwe and 150 km south of Bulawayo, the country's second largest city. The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km east of the mine and is approximately 197 km north north-west of the South African border post of Beit Bridge. The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800's. Blanket holds extensive exploration properties throughout this belt. The Blanket property was first staked in 1904 with mining and metallurgical plant operations starting in 1906 and has since produced over a million ounces of gold.

Geological Setting

In common with most of the gold mines in Zimbabwe, Blanket is situated in a typical greenstone terrain, the 70 km long by 15 km wide Gwanda Greenstone belt. This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada. The Blanket property is the largest of the three remaining large gold producers on the Gwanda Belt, an area that has given rise to no less than 268 gold mines.

Property Geology

Blanket is part of the group that makes up the North Western Mining camp also called the Sabiwa group of ore zones extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies. The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to carry mineralization. It is generally on this lithology type that the various mine tailings disposal sites are located. Above this unit is the ultramafic unit that includes the banded iron formations hosting the eastern dormant cluster of mines and the ore bodies of the adjacent Vubachikwe mine complex. The active Blanket ore bodies are found in the mafic lavas, while the andesitic unit which lies to the west, caps this whole stratigraphy. A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect. Ore bodies at Blanket are epigenetic and are associated with a later, regionally developed deformation zone characterized by areas of high strain, wrapping around relatively under formed remnants of the original basaltic lava flows. It is within this higher strain regime (highly sheared rocks) that the wider of the ore bodies are located.

Production Operations

Mining

The Blanket Mine exploits a fairly typical Achaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt. Active mining at Blanket covers a 3 km span and includes the Jethro deposits in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima deposits in the north.

Two main types of mineralization are recognized:

- a disseminated sulphide replacement type, which comprises the bulk of the ore shoots
- quartz veins that tend to have long strikes but are not uniformly mineralized.

Three types of mining methods are used at the Blanket Mine:

- Underhand stoping in the narrow ore bodies
- Shrinkage stoping where blocky sidewalls are evident
- Long hole stoping in the wider ore bodies, using 15 meter sub-levels.

The various rock types at the Blanket Mine are generally very competent in strength and structural support such as rock bolts are only installed on rare occasions where weak rock conditions are encountered.

The Government of Zimbabwe has enacted regulations covering water and effluent disposal. Under these regulations two required permits have been issued to the Blanket Mine covering the sewage effluent and mill tailings disposals. The Mine has also implemented a pollution-monitoring control system around the tailings dams with the installation of a number of boreholes and piezometers, which are routinely monitored by an independent consulting company.

Pursuant to Zimbabwe's Mining General Regulations, certain closure obligations are required to be fulfilled and these are covered in a "Closure Plan" dated December 2012.

Metallurgical Process

In terms of Blanket's 4 year Expansion Program the crushing and milling circuits will be expanded to handle 3,000 tonnes per day capacity by additions and improvements to them. Their throughput capacity is more than sufficient to handle the planned increases in mine production from the No. 4 Shaft Expansion Project, and will in future process any ore mined from the Subsidiary's Satellite properties – referred to below.

All run of mine ore ("ROM") is crushed underground to minus 150mm, hoisted to surface and crushed to minus 12mm in the surface 2-stage crushing circuit. This material is then currently fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Gold Concentrators where approximately 49% of total mill gold production is recovered as 'gravity' gold. The Knelson Concentrator tails are pumped through cyclones whose underflow reports to the open-circuit regrind ball mill. The product from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach ("CIL") plant consisting of eight, 600 cubic metre leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place. Elution of the gold from the loaded carbon and subsequent electro-winning are done on site. During electro winning the gold is deposited on steel wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from this acid digestion together with the re-dressed gold concentrate from Knelson Concentrators are smelted into Dore bars. The granular activated carbon is kiln regenerated before it is re-circulated back to the CIL section. The CIL plant has an overall design capacity of 3,800 tonnes of milled ore per day.

The Dore bars are delivered, as required by Zimbabwean law, to the Zimbabwe Government-operated Fidelity Refiners in Harare for sampling and onward export to Rand Refineries in South Africa. Rand Refineries undertakes the final refining and buys the resultant gold with 99.90% of the proceeds being credited to Blanket's bank account in US dollars within 5 days of sale. Rand refinery also recovers a small amount of silver that is co-produced with the gold – which is also purchased by Rand Refinery.

Mineral Reserve Calculations

The Company previously published mineral reserve and mineral resource figures for the Blanket Mine in a report entitled "NI 43-101 Technical Report on the Blanket Mine, Zimbabwe" ("MSA Report") dated June 28, 2011, prepared by MSA Geoservices (Pty) Ltd. ("MSA"), a geological consulting company based in South Africa. MSA reviewed the reserve and resource calculation procedures for the Blanket Mine as at December 31, 2010. MSA's calculation figures are shown in the following table.

MINERAL RESERVES – December 31, 2010

Classification	**Tonnes**	**Grade (Au g/t)**	**Gold Content-ounces**
Proven Ore			
Total Proven Ore including pillars*	1,326,000	4.02	171,400
Probable Ore			
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Ore	3,839,800	3.78	467,200

Reserve estimate is based on a gold price of US$1,100/oz.

MINERAL RESOURCES

Classification	**Tonnes**	**Grade (Au g/t)**	**Gold Content-ounces**
Indicated	510,000	3.79	62,100
Inferred	2,408,000	5.27	**

Tonnages and ounces are rounded to the nearest 100 respectively
Resource estimate is based on a gold price of US$1,100/oz.

Note * Pillar tonnages have been discounted by 50%
Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities

(i) 1 tonne = 1,000 kilograms = 2,204.6 pounds
(ii) Some numbers may not add due to rounding
(iii) 1 ounce troy = 31.1035 grams

Mr. Mike Robertson Pr. Sci. Nat., and Mr. Bruno Bvirakare Pr. Sci. Nat., both consultants with the MSA Group, are the "Independent Qualified Persons" for Blanket's reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources. The above table uses the terms "inferred resources" and "indicated resources." While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

The full MSA Report can be viewed on the Company's website or on SEDAR at www.sedar.com.

Since the calculation of the above December 31, 2010 figures the Company has mined 662,074 tonnes with an average recovered gold grade of 3.82 grams per tonne some of which has been from within the reserves and resource figures set out above. Management of Blanket Mine has concluded that on-going work and exploration on the property has resulted in the establishment of replacement reserves and resources. An updated calculation of Blanket's reserves and resources as at December 31, 2012 has been prepared by Blanket Mines' Technical staff following the standards and procedures required by NI43-101 of the Canadian Securities Administrators and the results are presented in the following table.

MINERAL RESERVES – December 31, 2012

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Proven Ore			
Total Proven Ore including pillars *	1,767,000	3.93	**223,000**
Probable Ore			
Operating and Development Areas	2,140,000	3.66	**252,000**
Total Proven + Probable Ore	**3,907,000**	**3.78**	**475,000**

Reserve estimate is based on a gold price of US$1,500/oz.

MINERAL RESOURCES

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Indicated	448,000	3.81	**54,900**
Inferred	2,290,000	5.30	**

Tonnages and ounces are rounded to the nearest 1000 and 100 respectively
Resource estimate is based on a gold price of US$1,500/oz.
Note * Pillar tonnages have been discounted by 50%
Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities

(i) 1 tonne = 1,000 kilograms = 2,204.6 pounds
(ii) Some numbers may not add due to rounding

Relative to the previous and independent estimate of reserves and resources as at December 2010, the Reserves have increased by 1.7% in terms of contained gold. Resources expressed in terms of tonnage have declined by 6.1% over the same period.

Dr. T. N. Pearton, BSc Eng. (Mining Geology), PhD (Geology), and Fellow of the Geological Society of South Africa is the "Qualified Person" and is responsible for and has reviewed the Blanket's 2012 reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

DISCONTINUED OPERATIONS

Eersteling Gold Mining Company Limited

Although this mine remains on care and maintenance no additional impairment has been made against the carrying value as the previously offered price by a 3rd party potential buyer was significantly higher than the carrying value and the Corporation has rejected a purchase offer also in excess of the carrying value. Interested parties continue to investigate the merits of purchasing the mine and the Corporation continues to seek a suitable purchaser.

MARKETING

During 2009 Blanket became entitled to export and sell its entire gold production in its own name. Blanket has since then delivered and sold its gold production to Rand Refineries Limited in South Africa.

KEY PERFORMANCE FACTORS

As a result of the completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas can now produce up to 1,100 tonnes of ore daily using predominately long-hole open stoping methods. Blanket Mine now produces in excess of 40,000 ounces per year and is implementing a four year Expansion Program to progressively increase gold production to 76,000 ounces by the end of 2016.

The plans for the non-revenue generating exploration projects continue to be determined by the availability of funds and are more fully described below.

8.1 Gold Production

Blanket Mine – Zimbabwe

The operational statistics reported below refer to the period from January 1 to December 31, 2012.

The current Blanket Mine mining area has eight near-vertical ore shoots between Jethro and Lima shafts. An additional six ore shoots occur outside the above mining limits but are included within the producing claims area. The longer term future of Blanket Mine depends primarily on the remaining life (resources) of these 14 ore shoots. Exploration at Blanket is therefore focused on determining the continuity of these mineralized shoots to depth. Ore shoots AR Main, AR South, and Blanket Reef, which comprise the deepest areas of mining at Blanket, have been exposed down to 750 meters below surface. However, the ore shoots on neighboring Vubachikwe Mine have been mined down to 1,100 meters below surface, suggesting that Blanket has at least this potential to increase its resources.

The exploration for the downward continuation of the known mineralized shoots will be achieved by diamond drilling from specially excavated drill chambers situated in cross-drives some 250 metres from the 22 Level haulage (which is 750 m below surface) and also from the 18 Level Haulage (630m below surface). Crosscuts (side tunnels) on 18 Level have been completed and the crosscuts on the 22 Level Haulage are now being excavated to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes. Holes drilled from these chambers will target the mineralized shoots at various depths down to 350 metres below 22 Level.

To reduce the pressure of material movements on the 18 Level and 22 Level haulages, increased mining activity has taken place in the upper levels of the AR Main and AR South ore bodies where there are remnants from earlier mining activities and undeveloped zones of medium grade material which are economic to mine at prevailing gold prices. Approximately 1.6 kilometres of the 22 Level haulage has already been mined and equipped; on-going development (excavation) towards the north-west is expected to reach Lima and complete the remaining 1.4 kilometres distance to Lima Shaft by the end of 2014.

No. 6 Winze Project

This project, which was recently approved by the new Blanket Board, will provide more rapid access to the Blanket ore body below 22 Level by deepening the existing No. 6 Winze. An existing Double Drum Winder is currently being upgraded and refurbished and will be installed in a new winder chamber to be excavated on 18 Level. The winze, from 120m above 22 Level, will be widened to accommodate the tipping station for the two x 3 tonne ore skips, and the shaft will then be sunk down to 1,080m with stations and main haulage levels being developed on 870m (26 Level) and 1,000m (30 Level) and with the skip loading station at 1060m. Ore and development waste will then be hoisted up the deepened No. 6 winze to 22 Level where it will be tipped into the No 4 shaft system for crushing and hoisting to surface via the No 4 Shaft. The capital cost of this project is estimated to be US $4.4 million, which will be funded from Blanket's internal cash flows.

Work on this project has commenced and it is expected that this project will be completed in late 2015. Once complete, management expects that production from the Blanket ore body below 22 Level will progressively increase to approximately 600 tonnes of ore per day. This production will be in addition to the continued target production from other areas of Blanket mine of 1,300 tonnes of ore per day from early 2015.

It is anticipated that the above drilling program will lead to a complete reassessment of Blanket's resource base and provide an opportunity to review the mine's production strategy, specifically in terms of further increases in production beyond 1,000 tonnes per day and the requirement for additional infrastructure to achieve such incremental production.

A target production rate of 76,000 oz. gold per annum in 2016 has been set as a goal to be achieved following the above exploration program, although the achievement of this goal will depend on the outcome of exploration and the prevailing investment climate in Zimbabwe.

Mine Operations and production

Quarterly gold production has increased since mining and milling operations were resumed from 2,746 ounces in Q2 of 2009 to 11,821 ounces in Q4 of 2012.

Caledonia Mining Corporation

The tonnes milled, average mill feed grades, plant gold recovery and gold produced during January and February 2013, and the preceding eight quarters are shown in the table below.

Blanket Mine Production Statistics						
Period	**Year**	**Tonnes Milled (t)**	**Gold Head (Feed) Grade (g/t)**	**Gold Recovery**	**Gold Produced (oz)**	**Average sales price per ounce of gold sold (US$/oz)**
TOTAL 2010	**2010**	**153,500**	**3.90**	**92.0%**	**17,707**	**1,273**
First quarter	2011	61,437	4.02	92.2%	7,322	1,397
Second quarter	2011	60,913	4.52	92.9%	8,226	1,512
Third quarter	2011	85,442	3.81	93.1%	9,743	1,737
Fourth quarter	2011	90,967	3.86	93.4%	10,533	1,681
TOTAL 2011	**2011**	**298,759**	**4.01**	**92.9%**	**35,826**	**1,577**
First quarter	2012	83,353	3.67	93.2%	9,164	1,688
Second quarter	2012	90,315	4.24	93.9%	11,560	1,599
Third quarter	2012	93,049	4.59	94.1%	12,918	1,664
Fourth quarter	2012	96,598	4.08	93.3%	11,821	1,703
Total 2012	**2012**	**363,315**	**4.16**	**93.7%**	**45,464**	**1,666**
January	2013	29,538	3.75	93.2%	3,319	1,673
February	2013	28,814	3.91	92.9%	3,365	1,593

Gold production in Q4 was lower than the preceding quarter as the achieved mined ore grade returned towards the long term average mine reserve grade of 3.84g/t after above average mined ore gold grades of 4.24 and 4.59 g/t in the 2nd and 3rd quarters. The production of 11,821oz achieved in Q4 was 18% higher than the targeted production of 10,000oz/quarter. During January and February 2013 Blanket operated as planned and achieved its production targets.

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, the all-inclusive cost to produce an ounce of gold during the Quarter and the preceding seven quarters are set out in the table below. For the purposes of consistency, the total direct costs shown on the table below is as reported in previous quarters.

Blanket Mine: Total Costs per Ounce of Gold Produced (US$/oz)										
	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Year 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012
Labour	208	175	157	132	164	179	174	158	176	175
Consumables	247	212	234	210	227	249	197	189	203	212
Electricity (incl. diesel)	1415	154	155	138	148	161	136	119	118	134
Other costs	48	44	37	41	42	58	40	41	57	50
Total direct on-mine costs	648	585	583	521	581	648	547	508	554	571
General and administrative costs	53	126	140	122	114	153	115	103	111	118
Sustaining capital investment	510	135	94	109	193	78	71	58	77	70
Inclusive cost before royalty	1,211	846	825	752	895	878	732	669	741	759
Royalty[(1)]	63	74	78	67	71	134	112	117	105	116
Total inclusive	1,274	920	903	819	966	1,012	844	786	846	875

cost per ounce										
Gold ounces produced	7,322	8,226	9,743	10,533	35,826	9,164	11,560	12,918	11,821	45,465

(1) *At 4% in 2011 and 7% in 2012*

The labour cost component increased by 11% from the preceding quarter due to the lower gold production in Q4 and adjustments incurred in the Quarter which related to prior quarters in respect of productivity bonuses and increases in the basic labour rate.

The consumable cost component increased by 7% from the preceding quarter due to the effects of lower gold production on the fixed component of consumable expenditure and other expenses associated with equipment repairs and servicing.

Electricity tariffs remain unchanged in the Quarter and although expensive, electricity supplied by the Zimbabwe Electricity Supply Authority ("ZESA") is still considerably cheaper than the cost of electricity generated by the mine's standby diesel generators. Blanket's standby generators have successfully replaced any lost time that would have resulted from disruptions in the ZESA supply. The standby diesel generators were run for 12.6 hours during the Quarter compared with 11.6 hours in the preceding quarter and a total of 108 hours usage during 2012 (2011, 120.5 hours)
Other costs increased by 39% on the preceding quarter due to, inter alia, increased Claims Protection Fees on licences which fell due for renewal in the Quarter and an increase in the provision for obsolete stock.

General and administrative costs are largely fixed and include the cost of procurement, financial, technical and other services provided to Blanket by Caledonia, the cost of the Harare office, the cost of shipping gold from Blanket to Rand Refineries in Johannesburg and the cost of gold refining at Rand Refineries.

Sustaining capital investment is that investment which is required to maintain Blanket's current level of production and includes the purchase of replacement equipment, maintenance of existing equipment and infrastructure and normal mine development activities. It specifically excludes expenses associated with the exploration and development of Blanket's satellite projects.

Underground

The AR South and AR Main ore bodies continue to be the most productive mining areas and provided approximately 80% of the total ore mined during the Quarter. To reduce the pressure of material movements on the 18 Level and 22 Level haulages, increased mining activity has taken place in the upper levels of the AR Main and AR South ore bodies where there are remnants from earlier mining activities and undeveloped zones of medium grade material which are economic to mine at prevailing gold prices.
The mined ore gold grade at 4.08 g/t continued to be higher than the planned 3.84 g/t average mine gold grade.
The table below sets out the development activities in the Quarter.

Blanket Mine: Development Activities in Q4 2012							
Area	Budget Advance (m)	Actual Advance (m)	Metres on reef	Payable metres sampled	Payable width (m)	Payable grade (g/t)	Payability (%)
AR Main	480	331	286	186	2.4	2.9	56.1
AR South	320	203	189	136	2.2	3.8	66.9
Eroica	240	190	180	153	1.8	4.3	80.4
Blanket Quartz Reef	80	0	0	0	0	0	0
Blanket/Feudal	80	148	133	76	1.4	3.4	51.3
Lima	160	190	166	98	1.3	3.2	51.6
Total	1360	1062	953	648	1.9	3.5	61.0

The shortfall in mine development against plan was mainly due to air compressor breakdowns. This matter has been addressed and a new 6,695cfm compressor has been ordered and is expected to be installed and commissioned during Q3 2013. Management believes that the shortfall in development during the Quarter can be recovered in future quarters and that the planned development will allow mined ore production to be sustained at the average target rate of 1,000 tonnes per day (tpd) for 2013 increasing to 1,200tpd in 2014 and to 1,300tpd in 2015.

Capital projects

750m AR – Lima Haulage

The 22 Level Haulage Extension Project will link the Blanket and Lima ore bodies on 22 Level and will also allow for the further down-dip exploration of the Blanket Mine's known ore bodies. Crosscuts (side tunnels) on 18 Level have been completed and the crosscuts on the 22 Level Haulage are now being excavated to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes. If this exploration is successful, this haulage will also allow for the rapid commencement of mining in any new mining areas defined above 750m as a result of exploration from the 630m haulage (see below). Work on the 22 Level Haulage Extension Project and its associated crosscuts will be carried out simultaneously with normal mining production with its completion anticipated for mid-2014. It is planned that the underground exploration drilling of the ore zones below 750m Level, which will be undertaken from the completed crosscuts, will continue into 2014 and beyond. During the Quarter the 22 Level haulage was advanced by 110m. This was less than planned due to a transformer failure and a shortage of compressed air.

630m Haulage

The 18 Level Haulage extension will allow access to explore for the extension of the Sheet ore body between 630m and 510m. The haulage was advanced by 22m and has reached its currently planned extension and exploration drilling has commenced.

510 Eroica-Lima Haulage

The 14 Level Haulage was advanced by 121m in the Quarter and has reached the Lima ore body. Development work will commence on the Lima ore body between 510 and 230m levels. This production section is expected to add an additional daily 200 tonnes of ore production from early 2014 at the average mine grade of 3.84 g/t.

No. 6 Winze Project

This project, which was recently approved by the new Blanket Board, will provide access to the Blanket ore body below 22 Level by deepening the existing No. 6 Winze. An existing Double Drum Winder is currently being upgraded and refurbished and will be installed in a new winder chamber to be excavated on 18 Level. The winze, from 120m above 22 Level, will be widened to accommodate the tipping station for the two x 3 tonne ore skips, and the shaft will then be sunk down to 1,080m with stations and main haulage levels being developed on 870m (26 Level) and 1,000m (30 Level) and with the skip loading station at 1060m. Ore and development waste will then be hoisted up the deepened No. 6 winze to 22 Level where it will be tipped into the No 4 shaft system for crushing and hoisting to surface via the No 4 Shaft. The capital cost of this project is estimated to be US$4.4 million, which will be funded from Blanket's internal cash flows.

Work on this project has commenced and it is expected that this project will be completed in late 2015. Once complete, management expects that production from the Blanket ore body below 22 Level will progressively increase to approximately 600 tonnes of ore per day. This production will be in addition to the continued target production from other areas of Blanket mine of 1,300 tonnes of ore per day from early 2015.

Outlook

Blanket exceeded its targeted annual production of 40,000oz in 2012 by 14%. The 2013 target of 40,000 is expected to be sustained as a result of improvements in the underground mining systems and ongoing mine development. Gold production for the first two months of 2013 was at the targeted level.

The surplus capacity of the Blanket leach section and crushing and milling plant enables it to immediately treat additional feed material from the Blanket underground and from the GG and Mascot Project Area mines if the planned exploration and development work is successful and if any resultant ore is compatible with Blanket's existing metallurgical process. With the planned increase in crushing and milling rates to approximately 3,000tpd, the Blanket metallurgical plant could treat its planned increase in production from the Blanket areas above and below the 22 level and from its satellite projects if they become ore producers.

There is upward pressure on costs, taxes and regulatory fees in Zimbabwe. Nevertheless, Blanket has surplus metallurgical plant capacity and is sufficiently cash generative so that it can invest in projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced.

EXPLORATION AND PROJECT DEVELOPMENT

Base Metals

Caledonia Mining Corporation

Copper and Cobalt Base Metals
Nama Project – Zambia

Caledonia holds four, contiguous large scale mining licenses covering approximately 800 square kilometres on the Zambian Copperbelt. The northern boundary of Caledonia's licenced area is the Democratic Republic of Congo border and the eastern boundary abuts the Lubambe mining licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine has recently been commissioned.

The 2011 drilling programme, which comprised 5,352m over five holes, identified an apparently contiguous zone of mineralisation.

Phase 1 of the 2012 work programme commenced in March 2012 and consisted of six holes comprising approximately 2,400m of drilling with the objective of identifying a continuation towards surface of the mineralized zone identified in 2011. This phase of the work programme was extended into Phase 2 with the objectives of identifying extensions of this mineralised zone and increasing the confidence level of the information on this mineralised zone. The 2012 total drilling programme comprised 10,903m over 20 holes.

Preliminary Results of the 2012 Drilling Programme

Caledonia believes, based on results achieved to date, that the 2012 drilling programme has confirmed the existence of a mineralised copper zone of substantially greater extent than first identified in 2011. The in-fill drilling has established that the mineralised zone is locally disturbed by breccia zones and fold structures which have resulted in some geological losses and local duplication of mineralization. In-fill drilling on the north-eastern and north-western limits of the target area also identified that the grade and thickness of the mineralised zone has decreased in those areas. The full extent of these disruptions, which will only be finally established and quantified once the detailed drilling currently underway is complete, are not anticipated to have a major impact on the quantum of the resource.

2013 Drilling Programme

Caledonia's Board has authorised a program of percussion drilling to be undertaken on the identified zone in the 2nd quarter of 2013 to improve resource definition close to surface and to establish whether there is potential for an open-pit operation. Caledonia expects to issue a NI 43-101 compliant copper resource statement by June 30, 2013 and a pre-feasibility study by the end of 2013 on the possible mining of any economic near-surface oxide material.

Caledonia's Board has also approved approximately 2,400m of diamond drilling to be carried out on additional zones of mineralisation that have been identified to the immediate west and south of the mineralised zone that could extend the copper resource both at surface and possibly at depth. A further 5,000m of diamond drilling will be commenced when the work described above has been completed on a broad copper geochemical anomaly which has been identified further to the west of the identified zone.

The budgeted cost of the 2013 exploration programme, the preparation of the NI 43-101 resource report and the feasibility study is approximately US$2.2 million, which will be funded from Caledonia's cash on hand.

Status of the Nama Licences

On September 24, 2012 Caledonia announced that, following discussions with the Zambian Mines Development Department (the "Department"), Caledonia must comply with certain conditions to continue to hold the Nama Licences. These conditions include, inter alia:

- the commencement of cobalt production by June 30, 2013;
- the submission of an updated copper sulphide mineral resource and reserve statement and associated feasibility study and program of operations by June 30, 2013; and
- the commencement of copper sulphide resource exploitation by March 31, 2015.

Further discussions have been held with the Department to clarify the precise terms of certain of these conditions. Caledonia intends to comply with these conditions and believes that its proposed course of action will do so.

Caledonia Mining Corporation

Nama Cobalt Project, Zambia

Caledonia has undertaken to commence cobalt production by June 30 2013. Accordingly, Caledonia has submitted a proposal to the Zambian Mines Development Department for a cobalt mining operation on the following basis:

- Identified resource to be mined: approximately 2 million tonnes grading approximately 0.2% cobalt and 0.1% copper;
- Phase 1: mining at a target rate of approximately 30,000 tonnes per month to produce cobalt oxide concentrate using gravity separation;
- Phase 2: mining at a target rate of approximately 60,000 tonnes per month to produce cobalt hydroxide using hydrometallurgical processing; and
- The estimated capital investment to achieve mine start-up and to complete phase 1 is approximately US$1.1million.

Gold

Zimbabwe Exploration

The Corporation's primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in sections 6.5 and 6.6. Other than at Blanket Mine itself, Blanket's current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering an area of about 2,500 hectares. Blanket's main exploration efforts on its satellite properties are focused at this stage on the GG prospect, the Mascot Project and Eagle Vulture which are believed to have the greatest potential of success and which are both within an economic trucking distance of the Blanket plant.

Depending on the successful outcome of exploration work and mining development, it is intended that economic ore extracted from GG and the Mascot Project Area would be trucked to the Blanket plant for processing. The Blanket Mine metallurgical plant has existing surplus treatment capacity and when the planned crushing and milling plant extensions have been completed, could handle up to an additional 900 tonnes per day of ore from Blanket underground and successful exploration project areas.

The protection of non-producing claims is the subject of ongoing discussions as the claim protection fees have been dramatically increased and the economic feasibility of protecting all claims is being assessed.

GG Project
The GG project was previously the site of small-scale surface workings and is located approximately 7km south east of Blanket Mine.

Drilling programs were carried out at GG over the past eight years included seventeen diamond-cored holes that were drilled amounting to 4,751 metres of drilling. Two zones of potentially economic gold mineralisation have been established down to a depth of approximately 200 metres, each with an estimated strike length of approximately 150 metres.

Work commenced on sinking a 3m by 2m shaft in the 3rd quarter of 2012 and as at March 18, 2013 the shaft had reached a depth of 90m and work on excavating the 90m level station had commenced. Once this has been completed the shaft will continue to be sunk to its target depth of 120m below surface and a station cut at this level. During shaft sinking operations, the shaft encountered a mineralized quartz shear with a near vertical orientation. As the shaft sinking extended below 40m, this quartz shear swelled and occupied the full width of the shaft. This zone of mineralisation has persisted down to 60m and on assay returned an average grade of 6.0g/t gold. The sulphide intensity of this mineralised shear exposed by the shaft between the 60m and 90m levels appear to have weakened but the shear structure remains intact. Underground diamond drilling will be undertaken to evaluate the mineralisation of this structure.

Horizontal development has commenced on the 60m level, short side excavations from the main haulage drive ("cubbies") have been made to allow for diamond drilling of the identified mineralised zones. To date, four holes, totalling 400 metres have been drilled to investigate the North Main Shear and three of these holes have intersected mineralization with averaged grades and thicknesses of about 4g/t over about 2 metres. Further diamond drilling is in progress to allow for a better understanding of the geometry of the identified zones. A total of 3,000m of diamond drilling is planned from these three development levels during 2013.

Investment in the GG project to date has been US$626,000 which has been funded from Blanket's internal cash flows.

Mascot Project Area

The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) which extend down to various depths of up to 450 metres. These shafts and other infrastructure need extensive rehabilitation. Production at these shafts ceased decades ago due to a combination of political difficulties and the limitations of the technology that was then available. Blanket Mine Management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably for a period of time, and not just at the prevailing high gold price. Priority has been given to the rehabilitation and installation of infrastructure at Mascot and Eagle Vulture shafts. Work at Penzance has been deferred pending completion of work and underground development at Eagle Vulture and Mascot.

Mascot

Mascot was previously mined down to approximately 300 metres, exploiting an ore body which narrowed continuously with depth. The decrease in the extent of the mined out ore at depth is thought to have been the result of limitations on mining localised low ore grades and thereby not exposing the full extent of the mineralized zone. Previous drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one on either side of the mined out area.

During the 2nd quarter of 2012, following the installation of the ZESA electricity connection, surface infrastructure was installed (headgear, winder house and winder, electricity substation and reticulation, and a 1,000cfm air compressor) and the shaft was re-accessed down to the 120 metre level below surface and found to be in reasonably good condition.

During the 3rd quarter of 2012 work focussed on re-equipping the shaft: rope guides were installed down to 120metres, the ladder-ways and all station platforms were installed and the installation of air, water and pump lines is 90% complete at 21st February 2013.

Underground lateral development commenced in November 2012 simultaneously on 1 and 2 levels towards the two new mineralised zones which had been identified by Blanket's previous surface drilling. A total of 70 metres has been advanced from the shaft in both easterly and westerly directions. It is hoped that if the gold grades of the exposed mineralized zones prove to be economic that ore from Mascot could be trucked to the main Blanket plant in commencing in late 2013.

Investment to date at Mascot has been U$$338,000, which has been funded from Blanket's internal cash flows.

Eagle Vulture

The Eagle Vulture mine was previously mined down to approximately 100 metres below surface and is the most developed property at the Mascot Project Area. It is a "pinch and swell" ore-zone structure characterized by a cherty quartz vein. The main shaft has been refurbished down to the shaft bottom (70 metres depth) and development work to date 120 metres of development in both easterly and westerly directions towards the ore-zone strike extremities has been completed. The development plan at Eagle Vulture is to advance through waste material towards a mineralised zone that has been identified by surface drilling.

Investment to date at Eagle Vulture has been US$139,000, which has been funded from Blanket's internal cash flows.


Caledonia Licences
Existing Copper Mines
Nama Licence Group
Chingola
Kitwe
Ndola
Luanshya
Kashiji
Kadola Licence Group
Kabwe
Lukulu
Zambezi R
Lusaka
Mulonga Plains Property
Livingstone


SCALE
0
100
200 Km

ZIMBABWE

SOUTH AFRICA

BOTSWANA

MOZAMBIQUE

Polokwane

Tzaneen

Phalaborwa

Mokopane

ROODEPOORT
EERSTELING
Gold

ROOIPOORT
Platinum

Naboomspruit

Modimolle

Belabela

Nelspruit

Pretoria

BARBROOK
MINE Gold

Barberton

MAPUTO

Johannesburg

Carletonville

GOEDGEVONDEN
Diamonds

SWAZILAND

Potchefstroom

Klerksdorp


N
W
E
S
0
50
100
200
kilometres
Scale 1 : 5000 000
400000 mE
800000 mE
1200000 mE
Zambia
Mozambique
Golden Kopje
Bindura area
Blanket and JV claim
Harare
Chakari area
8000000 mN
Botswana
Bubi area
Blanket claims
Bulawayo
wanda area
lanket claims
Blanket Mine
Mozambique
South Africa
Legend
Greenstone Belt
Great Dyke
Major Town

Location of Blanket mine claims and projects

Caledonia Mining Corporation

General Comments

Caledonia's activities are centered in Southern Africa. Generally, in the gold mining industry the work is not seasonal except where heavy seasonal rainfall can affect surface mining or exploration. Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time. However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations.

All mining and exploration activities are conducted under the various Economic, Mining and Environmental Regulations of the country where the operations are being carried out. It is always Caledonia's standard that these regulations are complied with by Caledonia. Otherwise its activities risk being suspended.

(C) Organizational Structure - Subsidiaries

Ownership interest at December 31

	Country of incorporation	2012	2011	2010
Significant subsidiaries		%	%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100	100
Caledonia Mining Services Limited	Zimbabwe	100	100	100
Caledonia Kadola Limited	Zambia	100	100	100
Caledonia Mining (Zambia) Limited	Zambia	100	100	100
Caledonia Nama Limited	Zambia	100	100	100
Caledonia Western Limited	Zambia	100	100	100
Dunhill Enterprises Inc.	Panama	100	100	100
Eersteling Gold Mining Corporation Limited	South Africa	100	100	100
Fintona Investments (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services Limited	United Kingdom	100	-	-
Maid O' Mist (Pty) Ltd	South Africa	100	100	100
Mapochs Exploration (Pty) Ltd	South Africa	100	100	100
Caledonia Holdings (Africa) Limited	Barbados	100	100	100
Blanket (Barbados) Holdings Limited	Barbados	100	100	100
Blanket Mine (1983) (Private) Limited	Zimbabwe	49[(1)]	100	100

(1) Refer to page 8 explanation on indigenisation of Blanket mine

(D) Property, Plant and Equipment

(a) South Africa:

The Eersteling gold mine, indirectly owned by the Company through its ownership of 100% of the shares of Eersteling Gold Mining Company Limited, is essentially a fully equipped mine with all of the underground and surface equipment needed to conduct mining operations and the treatment and concentration of ore mined from the properties. Due to the lengthy period of care and maintenance at Eersteling there has been some deterioration in the facilities which will require rehabilitation work before operations can be recommenced. The underground workings at Eersteling were allowed to flood and will require dewatering before mining access can be resumed. Because the mine is on care and maintenance the Company has no plans to expend further amounts on plant or equipment for them or to in any way expand or improve the facilities.

(b) Zimbabwe:

The Blanket Mine, in Zimbabwe, which the Company indirectly owns 49% of through its ownership of 49% of the shares of Blanket Mine (1983) (Private) Limited, the owner and operator of the Mine. It is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the Mine.

5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A Operational Highlights

- 11,821oz of gold were produced during Q4, a 12% increase in gold production on Q4 2011 (the "comparable quarter") of 10,533oz and an 8% decrease on Blanket's record quarterly gold production in Q3 2012 (the "preceding quarter") of 12,918oz. Gold production was lower than the preceding quarter as the mined ore gold grade returned towards the planned long term mine reserve grade average of 3.84g/t. The gold production of 11,821oz achieved in Q4 was 18% higher than the targeted production of 10,000oz/quarter.
- Gold production for the 12 months to December 31, 2012 was 45,465oz, a 27% increase over the gold production in the 12 months to December 31, 2011 (35,826oz). Gold production for 2012 is a new annual production record for Blanket since it commenced operations in 1906.
- Blanket's cash operating costs in Q4 increased to US$554 per ounce of gold produced compared to US$508 in the preceding quarter and US$521 in the comparable quarter. The increase in costs in the Quarter was due to the reduced production compared to the previous quarter and the higher labour and consumable costs incurred in the Quarter.
- Blanket's cash operating costs for the Year were US$571 per ounce compared to US$581 in 2011. The reduction in costs was due primarily to increased production which offset increases in input costs.
- All-inclusive costs per ounce of gold produced for the Quarter (i.e. including sustaining capital investment and general and administrative expenses) were US$741/oz compared to US$669/oz in the preceding quarter and US$752/oz. in the comparable quarter.
- All-inclusive costs for the year 2012 were US$759/oz compared to US$895/oz in 2011, the reduction being largely due to the higher level of production in 2012 than 2011 which meant that fixed costs were spread over more ounces of gold produced.

Financial Highlights

- Gold Sales during Q4 were 10,337oz at an average sales price of US$1,703/oz compared to 12,918oz at an average sales price of US$1,664/oz in the preceding quarter and 9,329oz at an average sales price of US$1,681/oz in the comparable quarter.
- Gold Sales for the 2012 Year were 45,181oz at an average sales price of US$1,666oz compared to 35,504oz at an average sales price of US$1,577/oz in 2011.
- Gross profit (i.e. after depreciation and amortization but before administrative expenses) for Q4 was $9,250,000 compared to $12,602,000 in the preceding quarter and $9,012,000 in the comparative quarter.
- Gross profit for the Year increased by 41% to $40,915,000 (2011: $29,115,000).
- Net profit after tax for Q4 attributable to Caledonia shareholders was $3,353,000 compared to a loss of $7,240,000 in the preceding quarter and a profit of $1,369,000 in the comparable quarter.
- Net profit after tax for the Year attributable to Caledonia shareholders was $8,720,000 compared to $12,130,000 in 2011.
- Net profit for 2012 and the net loss for the preceding quarter was after a non-cash, non-recurring charge of $14,569,000 for share based payments of which $14,161,000 was due to the sale of 41% of Blanket to Indigenous Zimbabweans, for which Blanket provided facilitation loans, and for the donation of 10% of Blanket to the Gwanda Community Share Ownership Trust ("GCSOT") in terms of the Indigenisation Agreements signed by Blanket Mine. Further explanation of the basis of this charge is set out in Note 5 to the Consolidated Financial Statements.
- At December 31, 2012, the Company had cash and cash equivalents of $27,942,000 compared to $24,615,000 at September 30, 2012, and $9,686,000 at December 31, 2011.
- Cash flow from operations in 2012 before capital investment was $29,721,000 (2011: $17,428,000).

- During Q4 Blanket made payments to the community and payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$5,931,000 compared to US$8,474,000 in the preceding quarter, and US$5,024,000 in the comparative quarter. The total of such payments in 2012 was $23,985,000 (2011: $13,920,000).

Indigenisation

- Transactions that implemented the Indigenisation of Blanket were completed on September 5th 2012. Following completion of these transactions Caledonia now owns 49% of Blanket.
- Caledonia has received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.
- As an indigenised entity, Blanket can now develop and is now implementing its long term growth strategy. The recently re-constituted Blanket board, which includes representatives of the Indigenous Zimbabwean shareholders, approved a capital investment programme for 2013 and a 4 year growth strategy for 2014 to 2017. This investment programme, which was endorsed by the Caledonia Board, is estimated at US$37m, will be funded from Blanket's internally generated cash, and is expected to result in progressive increases in gold production to approximately 76koz in 2016.

Exploration Highlights.

- The 2012 drilling programme at the Company's 100% owned Nama Base Metals Projects in Zambia, comprised 10,903m over 20 holes and confirmed the existence of a copper-bearing mineralised zone. Shallow drilling will be undertaken on the identified zone to improve resource definition. Initial exploration work will also be carried out on additional zones of mineralisation that have been identified to the west and south of the mineralised zone. Caledonia expects to issue a NI 43-101 compliant copper resource statement by June 30, 2013 and a preliminary feasibility study by the end of 2013, on the possible mining of near-surface copper oxide material.

Corporate Highlights

- On January 24, 2013 a Special Meeting of the Caledonia Shareholders passed special resolutions approving a reduction of Stated Capital of Caledonia's common shares by $140m and approving the consolidation of Caledonia's issued and outstanding common shares on the basis of one (1) post-consolidation common share for every ten (10) common shares currently issued. Pursuant to these resolutions being passed:
    - on February 22, 2013 Caledonia paid its initial dividend of one-half Canadian cent ($0.005) per pre-consolidation share; and
    - the share consolidation took effect on April 13th 2013.

Dividend Policy

- The Caledonia Board will assess further dividend payments at least annually in light of Caledonia's financial performance and financial resources at that time. However, Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance.

	As at December 31, 2012 $000	As at December 31, 2011 $000
Issued common shares	**197,137**	196,163
Reserves	**13,677**	2,273
Deficit	**(153,399)**	(158,422)
Equity attributable to shareholders	**57,415**	40,014
Non-controlling interest	**(1,796)**	-
Total equity	**55,619**	40,014

B. Trend Information

With the completion of the No. 4 Shaft expansion project, annual gold production increased from the 2011 level of 35,826 ounces to 45,464 ounces during 2012. It is anticipated that the employee headcount will increase to approximately 820 employees in 2013. The productions costs per ounce are therefore expected to reduce at above the 40,000 ounce production level as the fixed employment costs are amortized over higher monthly production volumes.

The Company does not have a hedging programme.

6. INVESTING

During the Quarter Caledonia invested $2,996,000 ($1,017,000 – 2011) in property, plant and equipment including mineral properties. Of the amount invested $1,775,000 ($859,000 – 2011) was spent at Nama and $1,207,000 ($108,000 – 2011) at Blanket and its satellite properties.

During the 2012 Caledonia invested $7,909,000 ($8,528,000 – 2011) in property, plant and equipment including mineral properties. Of the amount invested $3,614,000 ($2,709,000 – 2011) was spent at Nama and $4,280,000 ($5,769,000 – 2011) at Blanket, and its satellite properties.

7. FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. During 2012, share options for 13,912,500 options were exercised raising $974,000. No other equity fundraising took place in 2012 and none is currently planned. Blanket's unsecured US$2.5 million loan facility in Zimbabwe has been renewed until November 2013 at an interest rate of 8% above the 30-day LIBOR rate. It is unsecured, is renewable and repayable on demand. At December 31, 2012 this facility was undrawn due to the receipt of a payment from Rand Refineries in respect of gold sales.

8. LIQUIDITY AND CAPITAL RESOURCES

An analysis of the sources and uses of Caledonia's cash is set out the Consolidated Statement of Cash Flows set out in Section 4. As of December 31, 2012, Caledonia had a working capital surplus of $26,014,000 ($13,593,000 as at December 31, 2011). As of December 31, 2012, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated present value cost of $1,015,000 (2011: $1,785,000). The South African rehabilitation trust held $175,000 on cash deposit as at December 31, 2012.

It is intended that all of the capital investment which will be required to fund the planned growth and development at Blanket over the next four years will be funded by Blanket's internal cash flows. Caledonia has sufficient cash on hand to fund all of the authorised 2013 investment required at the Nama project.

9. OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

10. CONTRACTUAL OBLIGATIONS

	Payments due by Period – in thousands of Canadian Dollars				
	Within 1 Year	1-3 years	3-5 years	More than 5 years	Total
Short term debt	-	-	-	-	-
Trade and other payables	5,775,000	-	-	-	5,775,000
Zimbabwe advance dividends payable	1,987,000	-	-	-	1,987,000
Asset retirement obligations	-	-	-	1,015,000	1,015,000

11. RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions:

	2012	2011
	$'000	$'000
Management fees, bonuses and expense allowances paid or accrued to a company which provides the services of the Corporation's President	**704**	588
Rent paid to a company owned by members of the President's family	**43**	48
Legal fees paid to a law firm where a Director is a partner	**111**	97
Other fees paid to Directors	**215**	145

Legal fees were paid on an arms' length commercial basis to Tupper, Jonsson & Yeadon in respect of legal services. Other fees paid to directors were in respect of their contractual remuneration.

Caledonia has a management agreement with Epicure Overseas S.A. ("Epicure"), a Panamanian corporation, for management services provided by the President. Caledonia is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs. The President has no ownership or control of any securities of Epicure, to the knowledge of Caledonia, Epicure holds no shares of Caledonia.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.

12 CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, exploration and evaluation expenditure, titles to mineral property interests, impairments, share based payments, functional currency determination and future tax liabilities. Discussion of the bases on which these judgements have been made is set in note 3 to the Consolidated Financial Statement. As significant impairment provisions have already been made against certain assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia. The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty. An independent review of the asset retirement obligation estimation for Blanket was last carried out in December 2012. The current cost estimation of $1,600,000 was inflated by 5-6% per annum for the expected life of mine and then discounted back to current value at 15% which is the current borrowing costs attributable to Blanket. The estimations are accreted annually and any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations

Recently issued accounting pronouncements issued and not yet effective.

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective. Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

Standard/Interpretation		Effective date*
IFRS 9	*Financial Instruments*	January 1, 2015
IFRS 10	*Consolidated Financial Statements*	January 1, 2013
IFRS 12	*Disclosure of Interests in Other Entities*	January 1, 2013
IFRS 13	*Fair Value Measurement*	January 1, 2013
IAS 1 amendments	*Presentation of Financial Statements*	July 1, 2012
IAS 19 amendments	*Employee Benefits*	January 1, 2013
IAS 32 & IFRS 7 amendments	*Financial Instruments: Presentation & Financial Instruments: Disclosures*	1 January 1, 2014 and January 1, 2013 respectively
IFRIC 20	*Stripping Cost in the Production Phase of a Surface Mine*	January 1, 2013
Annual Improvements 2009-2011 cycle	*Various IFRSs*	January 1, 2013

* Annual periods beginning on or after

IFRS 9 Financial *Instruments*

IFRS 9 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2015. The standard will be applied retrospectively, subject to transitional provisions.

The standard supersedes the existing IAS 39 classification and measurement guidance on financial assets and financial liabilities. It effectively eliminates the categories of held to maturity, available for sale and loans and receivables for financial assets.

Financial assets will be measured at amortised cost or fair value based on an assessment of the business model in which they are held and the characteristics of each instrument. The guidance for the classification and measurement of financial liabilities remains mostly unchanged.

The guidance on the derecognition of financial instruments and how to measure fair value remains unchanged from IAS 39.

The standard eliminates the need to separate embedded derivatives from financial asset host contracts within the scope of IFRS 9. This simplification does not apply for other host contracts.

It remains possible in certain circumstances to designate financial assets or liabilities as at fair value through profit or loss.

There is a proposal to amend IFRS 9 in respect of any available for sale investments which are not held for trading, to allow IFRS 9 to permit an irrevocable choice to account for the fair value movements on these assets as either in other comprehensive income (OCI) or in profit or loss. If available for sale investments fair value measurements are recognised in OCI, they should not be recycled to profit or loss. Reclassification to retained earnings is permitted.

There may be an impact on the Group's statement of financial position and statement of comprehensive income resulting from the new guidance on financial instruments. Management continues to monitor the development of the new standards on financial instruments and the potential impact the new standards may have as the date of adoption draws closer.

IFRS 10 *Consolidated Financial Statements*

IFRS 10 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013. The standard will be applied retrospectively if there is a change in the control conclusion between IAS 27/SIC 12 and IFRS 10.

IFRS 10 introduces a single control model to assess whether an investee should be consolidated. This control model requires entities to perform the following in determining whether control exists:

- Identify how decisions about the relevant activities are made,
- Assess whether the entity has power over the relevant activities by considering only the entity's substantive rights,
- Assess whether the entity is exposed to variability in returns, and
- Assess whether the entity is able to use its power over the investee to affect returns for its own benefit

Control should be assessed on a continuous basis and should be reassessed as facts and circumstances change.

Management has assessed control over the following entities under IFRS 10 at 31 December 2012 in relation to the Zimbabwe Indigenisation Transaction as set out in note 5. Based on this assessment, the following entities would continue to be consolidated by the Group under IFRS 10:

- Blanket Mine (1983) (Private) Limited
- Blanket Employee Trust Services (Private) Limited (BETS)
- Blanket Mine Employee Trust (Employee Trust)

It was also concluded that the Group would not consolidate the Gwanda Community Share Ownership Trust under IFRS 10.

IFRS 12 *Disclosure of Interests in Other Entities*

IFRS 12 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

IFRS 12 combines, in a single standard, the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities.

The required disclosures aim to provide information to enable user to evaluate:

- The nature of, and risks associated with, an entity's interests in other entities, and
- The effects of those interests on the entity's financial position, financial performance and cash flows.

The adoption of the new standard will increase the level of disclosure provided for the Group's interests in subsidiaries and structured entities (both consolidated and unconsolidated).

IFRS 13 *Fair Value Measurement*

IFRS 13 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013. The standard will be applied prospectively and comparatives will not be restated.

IFRS 13 introduces a single source of guidance on fair value measurement for both financial and non-financial assets and liabilities by defining fair value, establishing a framework for measuring fair value and setting out disclosures requirements for fair value measurements. The key principles in IFRS 13 are as follows:

- Fair value is an exit price
- Measurement considers characteristics of the asset or liability and not entity-specific characteristics
- Measurement assumes a transaction in the entity's principle (or most advantageous) market between market participants
- Price is not adjusted for transaction costs
- Measurement maximises the use of relevant observable inputs and minimises the use of unobservable inputs
- The three-level fair value hierarchy is extended to all fair value measurements

IFRS 13 may impact the Group's financial instruments at initial recognition as well as those measured at fair value subsequently. However, limited impact is expected from subsequent fair value measurement as the Group does not currently hold any material financial instruments measured at fair value. Further impacts may result from impairment calculations where fair value less cost to sell is calculated.

Amendments to IAS 1 *Presentation of Financial Statements*

The amendments to IAS 1 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

The Group will present those items of other comprehensive income that may be reclassified to profit or loss in the future separately from those that would never be reclassified to profit or loss. The related tax effects for the two sub-categories will be shown separately.

This is a change in presentation and will have no impact on the recognition or measurement of items in the consolidated financial statements.

This amendment will be applied retrospectively and the comparative information will be restated.

Amendments to IAS 19 *Employee Benefits*

The amendments to IAS 19 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

The amendment changes the definitions of short-term employee benefits and other long term employee benefits so that the distinction between the two will depend on when the entity expects the benefit to be wholly settled.

The amended definitions state that a benefit is short-term when it is expected to be settled wholly within twelve months after the annual reporting period in which the employees render the related service. If this is not the case, then it is accounted for as other long-term employee benefit.

The classification of employee benefits as short-term or other long term employee benefits impacts the measurement of the related liability. The requirements to classify the related liability as current or non-current has not changed.

Further amendments relate to defined benefit plans which is not expected to have an impact on the Group as there are currently no defined benefit plans.

The impact of the amendments to IAS 19 on the classification of short-term employee benefits has not yet been determined.

Amendments to IAS *32 Financial Instruments: Presentation* and IFRS 7: *Financial Instruments: Disclosures*

The amendments to IAS 32 and IFRS 7 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2014 and December 31, 2013 respectively.

An entity may offset financial assets and financial liabilities when it currently has a legally enforceable right to set off the recognised amounts. IAS 32 previously did not provide guidance on what was meant by "currently has a legally enforceable right to set off". The amendment provides guidance in IAS 32 to clarify the criteria.

The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is:

- Not contingent on a future event; and
- Enforceable in all of the following circumstances:
- The normal course of business;
- The event of default;
- The event of insolvency or bankruptcy.

IFRS 7 disclosure requirements have been amended so that the IASB and the US Financial Accounting Standards Board will have common disclosure requirements.

The amendment's impact is limited to presentation and disclosure and will not impact recognition and measurement of financial instruments of the Group.

IFRIC 20 *Stripping Cost in the Production Phase of a Surface Mine*

IFRIC 20 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

IFRIC 20 applies to entities that incur waste removal cost in a surface mining activity during the production phase of a mine and addresses the following:

- initial recognition of production stripping costs as an asset;
- the initial measurement of stripping activity asset; and
- subsequent measurement of stripping activity asset.
- Waste removal in the production phase of a mine may result in the following benefits:
- improved access to ore; and
- inventory produced.

If the benefit is in the form of inventory produced, the attributable cost will be recognised as cost of production of inventory. If the benefit is to improve access to the ore, a non-current asset will be recognised.

When the costs relating to improved access to ore (e.g. a stripping activity asset) and the costs of the inventory produced are not separately identifiable, production stripping costs are allocated between the stripping activity asset and inventory using a relevant production measure (e.g., actual vs. expected cost of inventory produced, actual vs. expected volume of waste extracted and actual vs. expected mineral content of ore extracted).

Depreciation or amortisation needs to be recognised on a systematic basis over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

The Group currently has an underground mine, Blanket Mine, which is in the production phase. Stripping costs incurred on Blanket Mine are outside the scope of IFRIC 20.

IFRIC 20 may impact the Nama Cobalt and Copper Projects in Zambia (Nama Project) once the mines moves into the production stage as the mines may have surface mining activities. The impact of IFRIC 20 on the Nama Project has not yet been determined.

Annual Improvements 2009-2011 cycle

The annual improvements consist of amendments to existing IFRSs to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. Amendments are made through the annual improvements process when the amendment is considered non-urgent but necessary.

Management does not expect that any of these amendments will impact the recognition or measurement of amounts disclosed in the consolidated financial statements. The impact of these improvements on presentation and disclosure has not yet been determined.

13. FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation's Audit Committee oversees management's compliance with the Corporation's financial risk management policy.

The fair value of the Corporation's financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Currency Risk

As the Group operates in an international environment, some of the Group's financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Group's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group's consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Group and may also affect the value of the Group's assets and liabilities and the amount of shareholders' equity.

As noted below, the Group has certain financial assets and liabilities denominated in foreign currencies. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short-term liquidity requirements.

Below is a summary of the assets and liabilities denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in US dollars or South African rand.

	2012	2011
	$	$
Cash and cash equivalents	**26,451**	9,210
Bank overdraft	-	(430)
Trade and other receivables	**1,687**	3,474
Trade and other payables	**(4,858)**	(3,413)
Zimbabwe advance dividend accrual	**(1,987)**	-

(b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe. The Group's cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group's policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

In the monetary policy statement announced by the Governor of the Reserve Bank of Zimbabwe ("RBZ") in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. The Bond plus accrued interest is guaranteed by RBZ on maturity. Blanket Mine has been unable to sell the Bond at an acceptable discount rate and the RBZ did not redeem the Bond on the initial maturity date nor any subsequently advised maturity dates. As a result of the uncertain redemption date and the lack of information coming from the RBZ, the Bond has been written down to nil whilst Blanket continues to retain legal ownership of the RBZ debt.

(c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Current gold sales are made to Rand Refineries in South Africa and the payment terms stipulated in the service delivery contract have been adhered to in all instances. **(d) Liquidity Risk**

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is always sufficient capital to meet its estimated cash requirements, after taking into account cash flows from operations and the Corporation's holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

The Zimbabwean operations are now covered for Public Liability risk, assets all risk and Comprehensive cover on all motor vehicles.

(e) Commodity Price Risk

The value of the Corporation's mineral resource properties is related to the price of gold, platinum,copper and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain key or high cost operating consumables can significantly impair the Corporation's cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold. Recent $US gold price movements have been ascending but the effect of devaluation of the US$ against the Canadian $ and the South African Rand has mitigated against the higher US$ gold price.

Caledonia has not hedged any of its past or future gold sales.

14. CAPITAL MANAGEMENT

The Corporation's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration potential of its mineral properties.

The Corporation's capital includes shareholders' equity, comprising issued common shares, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interest

The Corporation's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any asset retirement obligation and to pursue growth opportunities.

The corporation uses available cash resources to fund and maximize ongoing exploration efforts, the Corporation has paid a maiden dividend and declared a further dividend based on its available cash resources..

15. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A Directors and Senior Management

A brief profile of each of the Directors and the senior management is given below:

Carl Jonsson, LL B *Chairman, Director, Secretary and legal adviser to Caledonia*

Mr. Jonsson is a lawyer and has been associated with the resource industry for over 40 years. In his legal practice he has specialized in securities and corporate work. He has been a director of Caledonia since February 1992 and prior to that date he was a director of one of its predecessor companies. Mr. Jonsson resides in Vancouver, British Columbia, Canada and is a principal of the law firm Tupper, Jonsson and Yeadon. Mr. Jonsson acts as the Company's principal Canadian lawyer. Mr. Jonsson sits on the board of directors of several public companies in Canada.

Stefan E. Hayden, *Director, President and Chief Executive Officer*

Mr. Hayden has extensive experience as a company manager in South Africa. Initially he founded, developed and managed an engineering company that manufactured flameproof mining machinery. He followed this by managing a company holding the Massey Ferguson franchise in the Transvaal and the Orange Free State and returned it to profitability for the then owners Standard Corporate Merchant Bank. He then founded and managed the South African agency for heavy electrical equipment sales and installations for Toshiba Corporation of Japan. He has been Managing Director of Industrial Brokers, a family company specializing in the procurement of steel and mining machinery, since 1971 and continues in this position.

With his wide managerial, electrical and mechanical, and mining experience Mr. Hayden has acted as technical advisor to numerous mines and companies in Southern Africa. Prior to the Caledonia acquisition, Mr. Hayden as the Chief Executive Officer of Eersteling Gold Mining Company Limited and Barbrook Mines Limited was responsible for both operations. He joined Caledonia in 1995 and was appointed Managing Director, African Operations responsible for the development of Caledonia's business in Africa. In June 1996, Mr. Hayden was elected as a Director of Caledonia and subsequently appointed Deputy Chairman of Caledonia. In January 1997 he was appointed Chairman of Caledonia and in June 1997 the position of President and Chief Executive Officer was added to his responsibilities. In February 2005 he resigned as Chairman.

James Johnstone, B.Sc., *ARCST, P.Eng., Director*

A graduate-mining engineer Mr. Johnstone has 40 years experience in mine operations in North America, Africa and Europe. He has experience in both underground and open pit operations. For the 20 years prior to his retirement he was employed as General Manager or Vice-President Operations for mining companies producing gold, base metals and industrial minerals. Mr. Johnstone has been responsible for the construction, start up and commissioning of two major mines in addition to the commissioning of Caledonia's Filon Sur operation. He has also been involved in the orderly closure of three operations. He has operated successfully in environmentally sensitive areas and has a good understanding of the permitting process in Canada and the United States. Mr. Johnstone joined Caledonia in April 1997 as Vice President Operations and was responsible for Caledonia's operations in Zambia and South Africa and for all activities in Canada. He was elected a Director of Caledonia in June 1997. He retired from active employment with Caledonia in September, 2006.

Christopher Harvey, *LRIC, HNC (Chem.), Director*

A Chemistry graduate from Wigan Mining College, Mr. Harvey has spent his career in the international mineral processing industry. Prior to immigrating to Canada in 1987 he worked for the Anglo American Group in a number of senior metallurgical positions. These included projects associated with gold and copper/cobalt production, gold, uranium and sulfuric acid production. Mr. Harvey joined Doelcam, a predecessor company of Caledonia in 1989 as Vice-President Operations and was responsible for a number of property evaluations in several countries. He was appointed Senior Vice President of Caledonia at its inception in 1992 and has been a Director since 1993. He has since held a number of senior positions within the company and was the company's Technical Director until December 2005 when he retired. He continues as a Director of Caledonia. From late 1996 to the end of September 1998, Mr. Harvey was seconded to Filon Sur in Spain for the construction, commissioning and ongoing operation of the expansion to the heap-leach expansion project. He has also coordinated metallurgical studies for most of the company's projects, such as the Nama copper/cobalt project, the Eureka copper/gold project and the Kadola copper project in Zambia, Barbrook gold mine refractory gold recovery project and the provisional Rooipoort platinum project in South Africa and the Cononish gold project in Scotland. As noted above, Mr. Harvey resigned as a Director April 15, 2013 – but will continue to provide the Group with technical advice for the period ending April 15, 2014.

Steven Curtis, CA(SA) – *Director, Vice-President Finance and Chief Financial Officer*

Mr. Curtis is a Chartered Accountant with over 24 years experience and has held a number of senior financial positions in the manufacturing industry. Before joining Caledonia in April 2006, he was Director Finance and Supply Chain for Avery Dennison SA and prior to this, Financial Director and then Managing Director of Jackstadt GmbH South African operation. Mr. Curtis is a member of the South African Institute of Chartered Accountants and graduated from the University of Cape Town.

Mr. Curtis was appointed Vice-President Finance and Chief Financial Officer of the Company in April, 2006.

Robert W. Babensee – *Director*

Mr Babensee is based in Toronto, Ontario, Canada and joined Caledonia's Board in October 2008. He has been a member of the Institute of Chartered Accountants of Ontario, Canada since 1968.

From 1984 until his retirement in 2004, he was a partner of the Canadian accounting firm BDO Dunwoody LLP as an assurance specialist. He served as Chief Financial Officer for Golden China Resources Corporation, a natural resource company, between February 2005 and July 2006.

Mr Babensee was formally a non-executive Director and a member of the audit, compensation and nominating committees of Apollo Gold Corporation (now Brigus Gold Corporation), which is listed on the Toronto, New York and American Stock

Exchanges whose business focus is on gold exploration, development and production in North America and has gold exploration, development and producing assets in Canada, the USA and Mexico.

Leigh Wilson - *Director*

Mr. Leigh Alan Wilson has an international business and financial services background having served in senior executive and management positions with Union Bank of Switzerland (Securities) Ltd. in London and with the Paribas Group in Paris and New York where he served as CEO of Paribas North America between 1984 and 1990.

Mr. Wilson has served on the Victory Fund Board since 1993 and currently serves as Independent Chairman of its Board of Trustees. The Victory Funds are a US $7 billion mutual fund complex.

Mr Wilson is also the Chief Executive Officer of New Century Home Health Care Inc., a role he has held since 1995. In March 2006, Mr. Wilson received the Mutual Fund Trustee of the Year Award from Institutional Investor Magazine.

Between March 2008 and October 2008, Mr. Wilson was an Independent Non-Executive Director of Caledonia.

John Kelly - *Director*

Mr. John Lawson Kelly has over 30 years of experience in the financial services industry in the U.S.A and international markets including emerging markets in Asia. He is registered with the Financial Industry Regulatory Authority of the U.S.A. as a General Securities Principal.

Mr. Kelly is currently the Chief Operating Officer of Liquidnet Holdings, Inc. and a director of the AmeriCares Foundation.

Within the last five years Mr. Kelly has been a managing director of JL Thornton & Co, LLC and CrossRoad LLC and he has also been an Independent Trustee of The Victory Funds.

Richard Patricio – *Director*

Mr. Richard Patricio is Vice President Legal and Corporate Affairs at Pinetree Capital Ltd. ("Pinetree"), a Toronto-based resource-specialist investor and long-standing shareholder in Caledonia. Pinetree holds approximately 10.1% of the issued shares of Caledonia.Mr. Patricio currently holds directorships with several Canada-based publicly quoted resource companies. He previously practiced law at Osler Hoskin & Harcourt LLP in Toronto, and worked as in-house General Counsel for Teknion Corporation. Mr Patricio is also currently Vice-Pesident Corporate & Legal Affars of Mega Uranium Ltd. and Brownstone Ventures Inc.

Dr. Trevor Pearton – *Vice President Exploration*

Dr. Pearton has worked for Caledonia since 2001. During the time, he was responsible for the establishment and management of the resource bases at the Blanket Mine (operating) and the Barbrook and Eersteling Mines (now on care and maintenance) and the assessment of the Nama project, resulting in a reinterpretation of the ore body and an improved definition of the resources and mineralogical characteristics. This work provided the basis for the 2007 (completed) and the 2008 exploration programs. Prior to joining Caledonia, Dr. Pearton worked for a number of financial institutions in South Africa as a highly rated gold analyst, as well as consulting to a number of mining companies. He graduated from the University of the Witwatersrand with a BSc Eng (Mining Geology) and was awarded a PhD in Geology for research into Archaean gold and antimony deposits (Witwatersrand University). He is a member of the Geological Society of South Africa; elected a Fellow of the Society in 2004, a member of the South African Institute for Mining and Metallurgy and a member of the Witwatersrand University Mining Engineers Association.

Mark Learmonth - ***Vice President, Corporate Development and Investor Relations***

Mr Learmonth joined Caledonia in July 2008. Prior to this, he was a Division Director of Investment Banking at Macquarie First South in South Africa, and has over 17 years experience in corporate finance and investment banking, predominantly in the resources sector. Mr Learmonth graduated from Oxford University and is a chartered accountant.

Caxton Mangezi – ***General Manager Blanket Mine***

Mr Mangezi who holds a Certificate in geology and survey, a Miner's Ticket, and a Mine Manager's Diploma, joined Blanket Mine in February 1969 as a sampler progressing to mine survey and geological technician. He switched to mining as a Learner Mine Official graduating in 1974 and was appointed to the position of overseer miner. He continued to rise through the ranks to the position of Underground Manager in 1981 and was appointed Resident Manager in 1988 and then General Manager/ Director in 1993 the position he still holds today.

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B. Compensation

The amount of compensation paid, and benefits in kind granted to Caledonia's directors who are also senior management is given under the "Summary Compensation Table" in the 2012 Information Circular attached as Exhibit # 14b, incorporated herein by reference.

A $25,000 fee is paid to each director annually.

A $5,000 fee is also paid to the Directors who comprise Caledonia's Audit Committee – and the Chairman is paid a further $5,000.

The Company has a Stock Option Plan pursuant to which it grants options to directors, offices and key employees from time to time. The numbers of shares covered by the various options granted are determined by the Company's Compensation Committee subject to approval by the Board of Directors. One hundred percent (100%) of the share purchase options which are presently outstanding are in favour of directors, offices and key employees of the Company and, in some cases, its subsidiaries, and providers of services to the Company or its subsidiaries.

Caledonia does not have a bonus or profit-sharing plan. Caledonia does not have a pension, retirement or similar benefits scheme.

C Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders. The officers hold their positions subject to being removed by resolution of the Board of Directors. The term of office of each Director expires as of the date that an Annual General Meeting of the shareholders is held - subject to the re-election of the Directors at such Annual General Meeting.

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for (i) a "Key Executive Severance Protection Plan" between Caledonia and its President dating from 1996, and (ii) the indirect employment of Caledonia's president and CEO through a management and administrative agreement. The Corporation has Appointment Letters with each of the other directors; there is no allowance for any termination benefit in these agreements.

Details concerning Caledonia's Board Composition, Audit, Compensation, Nominating, Disclosure and Corporate Governance committees are given in the 2012 Information Circular attached as Exhibit #14b.

The following persons comprise the following committees:

Audit	**Compensation**	**Governance**	**Nominating**	**Disclosure**
R W Babensee	R W Babensee	S E Hayden	S E Hayden	S E Hayden
F C Harvey	C Jonsson	C Jonsson	C Jonsson	C Jonsson
J Johnstone				S R Curtis
L Wilson				
J Kelly				

Technical	**Strategic**
S E Hayden	S E Hayden
F C Harvey	L Wilson
J Johnstone	J Kelly
T Pearton	S R Curtis
	R Patricio
	M Learmonth

Terms of reference of the Audit Committee are given in the Charter of the Audit Committee. The Charters of Company Committees are available on the Company's website or, on request, from the Company's offices listed in Section 4A of this report.

Caledonia Mining Corporation

D Employees – of Caledonia and its subsidiaries

The average, approximate number of employees, their categories and geographic location for each of the last 5 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location etc.	2008	2009	2010	2011	**2012**
Total Employees					
South Africa (African Office)	9	8	10	10	**10**
Zimbabwe – approx.(i)	500	750	794	856	**860**
South Africa (Mine Security and Operations and Exploration)	-	2	1	1	**1**
Zambia (Head Office and Security)	8	8	8	8	**8**
Total Employees at all Locations	517	768	813	875	**879**

(i) the number of employees in Zimbabwe varies slightly from month-to-month.

Management and Administration: Employee Locations:

	2008	2009	2010	2011	**2012**
Canada	-	-	-	-	**-**
Zimbabwe	4	9	30	30	**32**
South Africa (African Office)	7	7	7	7	**7**
South Africa (Exploration and Operations)	1	2	2	2	**2**
Zambia (Head Office and Security)	4	4	4	4	**4**
Total Management and Administration	15	22	43	43	**45**

E Share Ownership

(a) The direct and indirect shareholdings of the Company's Directors and Officers as at April 20, 2013 were as follows:

	Number of shares
S Hayden	10,380,000
C Jonsson	1,559,469
B Babensee	200,000
J Johnstone	400,000
S Curtis	2,700,000
M Learmonth	1,367,300
P. Patricio	Nil
J. Kelly	Nil
L. Wilson	42,300
T. Pearton	400,000
Total	17,049,069

All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company. Their aggregate shareholdings amount to xxxx% of the Company's issued shares.

(b) Share purchase options outstanding as of April 20, 2013:

Name	Exercise Price C$	Expiry Date	Number of Options
FC Harvey	0.09	31 August, 2017	400,000
FC Harvey	0.13	31, January, 2016	1,600,000
SE Hayden	0.13	31, January, 2016	3,000,000
SE Hayden	0.09	31 August, 2017	1,400,000
J Johnstone	0.09	31 August, 2017	400,000
J Johnstone	0.13	31, January, 2016	1,600,000
L Wilson	0.09	31 August, 2017	900,000
C Jonsson	0.09	31 August, 2017	400,000
C Jonsson	0.13	31, January, 2016	1,600,000
M Kater	0.09	31 August, 2017	30,000
M Kater	0.13	31, January, 2016	75,000
A Pearton	0.09	31 August, 2017	30,000
A Pearton	0.13	31, January, 2016	75,000
J Liswaniso	0.09	31 August, 2017	75,000
J Liswaniso	0.13	31, January, 2016	100,000
M Learmonth	0.09	31 August, 2017	890,200
M Learmonth	0.13	31, January, 2016	1,500,000
A Lawson	0.07	29 April, 2014	60,000
A Lawson	0.09	31 August, 2017	30,000
A Lawson	0.13	31, January, 2016	75,000
T Pearton	0.07	29 April ,2014	150,000
T Pearton	0.09	31 August, 2017	250,000
T Pearton	0.13	31, January, 2016	250,000
Dr P Maduna	0.13	31, January, 2016	100,000
SR Curtis	0.07	11 May, 2016	300,000
SR Curtis	0.09	31 August, 2017	1,200,000
SR Curtis	0.13	31, January, 2016	2,500,000
Caledonia Holdings Africa(1)	0.09	31 August, 2017	1,030,000
Caledonia Holdings Africa(1)	0.13	31, January, 2016	2,075,000
R Babensee	0.07	23 March, 2014	300,000
R Babensee	0.09	31 August, 2017	400,000
R Babensee	0.13	31, January, 2016	1,750,000
P Human	0.09	31 August, 2017	50,000
P Human	0.13	31, January, 2016	100,000
S Smith	0.13	31, January, 2016	60,000
S Smith	0.09	31 August, 2017	24,000
J Kelly	0.09	31 August, 2017	900,000
R Patricio	0.09	31 August, 2017	900,000
TOTAL			26,579,200

(1) The options granted to Caledonia Holdings (Africa) Limited – a subsidiary of Caledonia – are for the benefit of certain employees of a subsidiary of Caledonia.

16. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Significant shareholders

To the best of Caledonia's knowledge, as of December 31, 2012 there was one shareholder that beneficially owned, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia – being Pinetree Resource Partnership which is believed to own or control 53,000,000 (approx. 10.3%) shares of the Company

The only shares issued by Caledonia are common shares. All shareholders have the same voting rights as all other shareholders of Caledonia.

To the best of the knowledge of Caledonia, based on information in its Share Register on April 28, 2013, the portion of the common shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Issued Shares
Canada	275,667,950	52.8
USA	224,919,700	43.2
Other	20,591,810	4.0

There are 1,255 recorded holders of the Company's issued shares.

Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

The foregoing information in this paragraph 16 is based exclusively on information with respect to recorded shareholders in the Company's shareholders register. The Company does not have actual information available as to who may be the beneficial owners of the Company's issued shares and, specifically, does not know who are the beneficial owners of the shares registered in two large intermediaries.

B Related party transactions

During 2012 the Company made payments pursuant to what are designated as related party transactions. Details are provided in Note 26 to the 2012 Annual Financial Statements attached as Exhibit 14.a
There were no loans outstanding as at December 31, 2012 to any Company directors, officers or employees.

C. Change in Registrant's Certifying Accountant

The audit committee of the board of directors of the Corporation conducted a review of the Corporation's audit requirements, and as a result of the review, the audit committee resolved to recommend changing the Company's auditors from BDO Canada LLP ("BDO") to KPMG Inc.("KPMG") effective as of April 30, 2013. being the expiry of BDO's current appointment following the filing of the Corporation's 2012 Form 20F. On March 19, 2013, the board of directors of the Corporation approved the recommendation of the audit committee described above. BDO has therefore not been proposed for reappointment at the Annual General Meeting of the shareholders which will be held May 28, 2013.

(i) The report issued by BDO for the years ended December 31, 2011 and 2012 did not contain an adverse opinion nor a disclaimer opinion nor was qualified nor modified as to uncertainty, audit scope or accounting principles.

(ii) During the two most recent reporting periods of December 31, 2011 and 2012 there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(iii) During the most recent reporting period of December 31, 2012 KPMG consulted to the Company on the application of accounting principles relating to the indigenisation transaction of Blanket Mine whereby the Company disposed of 51% of the shareholding of Blanket Mine. The accounting principles determined to be appropriate are reflected in the annual financial statements for the Company for the year ended December 31, 2012.

(iv) During the December 31, 2011 yearend KPMG consulted to the Company on the transition to IFRS accounting principles.

17. FINANCIAL INFORMATION

A Consolidated Statements and Other Financial Information

Attached as Exhibit 14a is the 2012 audited Consolidated Annual Financial Statements of Caledonia, which are incorporated herein by reference.

The 2012 consolidated financial statements have been audited by BDO Canada LLP and comprise the following:

Independent Auditor's Report
Statement of Comprehensive Income
Statement of Financial Position
Statement of Changes in Equity
Statement of Cash Flows
Notes to the consolidated financial statements

Caledonia has no significant ongoing legal or arbitration proceedings at December 31, 2012.
To the best knowledge of Caledonia, neither any of its directors or senior management or its affiliates is a party adverse to Caledonia or its subsidiaries, or has a material interest adverse to Caledonia or its subsidiaries.

The Company paid its first dividend on February 22, 2013.

18. LISTINGS

Caledonia's stock trades on the Toronto Stock Exchange under the symbol "CAL" on the NASDAQ Stock Exchange's OTCQX under the symbol "CALVF" and since June 2005 on the AIM market in London, England under the symbol "CMCL"

The trading history is as follows:

(a) 5 Year Market Trading Record - for the following calendar years:

Stock Exchange	2008	2009	2010	2011	**2012**
TORONTO ($Cdn.)					
High	0.20	0.095	0.17	0.145	**0.12**
Low	0.03	0.05	0.055	0.065	**0.06**
Volume (1000s)	119,534	99,885	77,420	37,313	**47,486**
NASDAQ/OTCQX(US$)					
High	0.205	0.084	0.16	0.158	**0.125**
Low	0.03	0.045	0.052	0.063	**0.054**
Volume (1000s)	170,944	79,107	59,282	54,098	**43,025**
LONDON (UK pence)					
High	10.0p	6.2p	9.5p	9.9p	**8.5p**
Low	2.5p	2.5p	3.5p	4.5p	**4.38p**
Volume (1000s)	2,099	1,031	1,068	6,579	**9,840**

(b) 2 Year Market Trading Record by Quarter for the last 8 quarters – ending March 31, 2013

Stock Exchange	London AIM		TSE		NASDAQ	
Share Price	High	Low	High	Low	High	Low
2011 – 2nd Qtr	8.75p	6.0p	$0.14	$0.09	$0.151	$0.101

2011 – 3rd Qtr	6.75p	5.5p	$0.11	$0.07	$0.118	$0.072
2011 – 4th Qtr	7.75p	4.75p	$0.13	$0.06	$0.121	$0.063
2012 – 1st Qtr	8.75p	5.88p	$0.13	$0.08	$0.125	$0.084
2012 – 2nd Qtr	6.25p	4.38p	$0.08	$0.06	$0.125	$0.084
2012 – 3rd Qtr	6.38p	4.62p	$0.10	$0.06	$0.11	$0.054
2012 – 4th Qtr	7.5p	5.88p	$0.10	$0.08	$0.112	$0.088
2013 – 1st Qtr	8.9p	6.0p	$0.14	$0.09	$0.145	$0.092

(c) 6 Month Market Trading Record by Month – October 2012 to March 2013

Stock Exchange	**London AIM**		**TSE**		**NASDAQ/OTCQX[(1)]**	
Share Price	**High**	**Low**	**High**	**Low**	**High**	**Low**
October 2012	6.75p	6.25p	$0.09	$0.08	$0.107	$0.088
November 2012	7.50p	6.38p	$0.10	$0.08	$0.112	$0.093
December 2012	6.75p	5.88p	$0.09	$0.08	$0.105	$0.092
January 2013	8.88p	6.00p	$0.13	$0.09	$0.145	$0.092
February 2013	8.62p	8.12p	$0.13	$0.12	$0.140	$0.115
March 2013	8.25p	8.12p	$0.14	$0.12	$0.130	$0.109

(1) The figures shown are a combination of the trading figures in the U.S. on NASDAQ – and on the OTCQX on which the Company's shares commenced trading on October 10, 2011.

19. ADDITIONAL INFORMATION

A Memorandum and Articles

Copies of the Memorandum and Articles of Caledonia may be obtained upon request being made to one of Caledonia's offices shown in section 4A of this document.

B Material contracts

There are no material contracts other than contracts entered into in the ordinary course of business that create obligations.

C Exchange controls

There are no governmental laws, decrees or regulations existing in Canada (where Caledonia is incorporated), which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities. Nor does Canada have foreign exchange currency controls. Nor do any such restrictions exist in Zimbabwe.

D Taxation

To the best of Caledonia's knowledge, there are no taxes or similar levies which holders of Caledonia's shares resident in the United States are subject to. However, Caledonia understands that pursuant to a Canada - U.S. tax treaty, any dividends which Caledonia might declare will be subject to such Canadian withholding taxes as the then current provisions of the treaty may require.

E Documents on display

The documents referred to in this report are either attached as "Exhibits" to this report or can be viewed at Caledonia's offices whose addresses are given in section 4 of this report – or can be viewed on the Company's website.

F Subsidiary information

To the best knowledge of Caledonia there is no other information related to Caledonia's subsidiaries that requires to be provided.

20 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As Caledonia is considered to be a "small business issuer" as defined, information is not required to be provided for this section.

21 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Caledonia has no outstanding – nor is it registering any – securities other than its common shares.

PART 2

22 DEFAULTS, DIVIDEND ARREARAGES and DELINQUENCIES

There have been no material defaults in the payment of interest or principal or any dividend arrearages or material delinquencies.

23 MATERIAL MODIFICATIONS to the RIGHTS of SECURITY HOLDERS and USE OF PROCEEDS

There has been no material modification to the rights of Caledonia's or subsidiaries security holders.

24 CONTROLS AND PROCEDURES

a) Evaluation of disclosure controls and procedures. The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, and assessed the design of the Company's internal control over financial reporting as of December 31, 2012. As required by Rule 13(a)-15 under the Exchange Act, in connection with this annual report on Form 20-F, under the direction of our Chief Executive Officer, we have evaluated our disclosure controls and procedures as of December 31, 2012, and we have concluded our disclosure controls and procedures were ineffective and that certain disclosable material weaknesses existed, as at December 31, 2012 as disclosed below.

Based on that evaluation the CEO and CFO have determined that the Company still has insufficient personnel to ensure appropriate segregation of duties within the Financial Reporting and Review Process. Specifically, the responsibilities assigned to the Company's CFO include substantially all financial statement and note creation functions. As a result the Company engaged the services of KPMG to advise on the complex accounting principles relating to the indigenisation of Blanket Mine, whereby the Company sold 51% of the shares in Blanket to indigenous Zimbabwean groups as more fully described in Note 5 of the consolidated annual financial statements. No additional personnel in the Company, apart from the members of the Audit Committee, perform functions at a level of precision and involvement that would adequately prevent or detect material misstatements on a timely basis. As an additional result of the insufficient personnel the Company did not maintain formal policies and procedures regarding end-user computing control over the access to, completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process.

Management has concluded that, despite the lack of segregation of duties and computing controls, a material misstatement in financial reporting is not a "reasonable possibility" (as defined in applicable SEC guidance). The Blanket Mine (which is operated by the Company's wholly owned subsidiary Blanket Mine (1983) (Private) (Limited) is the Company's only operating mine and preparation of its operating results are performed by the CFO of the subsidiary and an accounting team in Zimbabwe. These results are reviewed by Company management and then incorporated into the consolidated financial statements of the Company.

The Company has a Disclosure Committee consisting of three Directors , and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis. The Company's Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company's disclosures are made in full compliance with the applicable rules and requirements. All reasonable efforts are also being made to ensure that the Company's disclosure controls and procedures provide reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, is made known to the Company's Certifying Officers by others within those entities and to allow timely decisions regarding required disclosures.

(b) Management's annual report on internal control over financial reporting ("ICFR")

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting by the Company. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2012 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.
The Corporation's internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation has engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework. Prior to this engagement, management concluded that the following disclosable material weakness existed and still exist as at December 31, 2012.

Based on the above and having carried out a review of the independent consultants report on the effectiveness of the Corporation's internal controls over financial reporting, management concluded that our internal control over financial reporting was not effective as of December 31, 2012, due to the existence of material weakness as described in greater detail below.

Segregation of duties

Due to limited personnel resources at the Corporation's Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved. This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis. The result is that the Corporation was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements are presented fairly in all material respects. The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potentially significant errors.

Additional accounting staff have been recruited to the Corporation's Africa office in Johannesburg and the Blanket Mine in Zimbabwe. This has improved but not entirely eliminated the deficiency in the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff to correct segregation of duties weakness and excessive workloads need to be addressed at this time. There have been no changes in the Corporation's internal controls over financial reporting since the year ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis. The Corporation's Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation's disclosures are made in full compliance with all of the applicable rules, regulations and requirements. All reasonable efforts are also being made to ensure that the Corporation's disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation's Certifying Officers by others within those entities.

(c) Attestation Report of registered public accounting firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management's report in this Annual Report.

(d) Changes in internal controls over financial reporting.

There were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting. See also the information given in section 5A with respect to critical accounting policies.

25A Audit Committee Financial Expert

(a) Caledonia's Board of Directors has determined, as at April 20, 2013 that the five members of its Audit Committee are all financially literate and one of the members can be considered to be an expert.

(b) The financial expert serving on the audit committee is Mr. Robert W. Babensee. Mr. Babensee and Messrs.J. Johnstone, J. Kelly and L. Wilson are all independent directors under the applicable rules.

25B Code of Ethics

(a) On April 8, 2004 the registrant's Board of Directors adopted a code of ethics that applies to the registrant's Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions.

(b) The registrant has filed a copy of this code of ethics that applies to the registrant's Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions. The code of ethics was filed as Exhibit 1 to the 2003 Form 20F Annual Report and is incorporated herein by reference. It has not been amended.

(c) The text of this code of ethics has been posted on the Company.

25C Fees charged by principal auditors

(a) The fees charged or estimated for the past two fiscal years for auditing and the other services by the Company's auditors have been:

	2012 $-Cdn.	2011 $-Cdn.
Audit fees	**261,000**	255,790
Audit – related fees	**125,100**	70,500
Tax fees	**4,900**	-
All other fees	-	-
TOTAL	**391,000**	326,290

(b) Prior to the start of the audit process, Caledonia's Audit Committee receives an estimate of the costs, from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

25D Exemptions from the Listing Standards for Audit Committees

Nil.

25E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the Company or any "affiliated purchaser" of shares or other units of any class of theCompany's equity securities that are registered by the Company pursuant to section 12 of the Exchange Act.

PART 3

26. FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of Caledonia at December 31, 2012 and 2011 are attached as Exhibit 14a by reference.

27. FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

28. EXHIBITS

The following are attached to and form part of this
Statement and are incorporated herein by reference:

12. Certifications Pursuant to Rule 13a-14(a)(17CFR240.13a-14(a) or Rule 15d-14(a)(17CFR240.15d-14(a).

13. A Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.a Caledonia Mining Corporation, 2012 Consolidated Annual Audited Financial Statements.
14.b Proxy and Information Circular
14.c Mineral Properties.
14.d Summary of Report on Nama Property
14.e Summary of Report on Blanket Mine Property
14.g Property and Claims Information with respect to the Blanket, Nama and Rooipoort properties

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amended Annual Report on its behalf.

DATED at Johannesburg, South Africa, on the xxth day of April, 2013.

CALEDONIA MINING CORPORATION

Per: (Signed) **Stefan Hayden**
President, Chief Executive Officer and Director

EXHIBIT #12

CALEDONIA MINING CORPORATION

CERTIFICATIONS

Caledonia Mining Corporation

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stefan E. Hayden, certify that:

1. I have reviewed this annual report on Form 20-F of Caledonia Mining Corporation (the "Company").

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company, and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, the company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the Audit Committee of the Company's Board of Directors (or persons performing the equivalent function);

   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   b. Any, fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: April 29, 2013

(signed) S.E. Hayden

President and Chief
Executive Officer

Caledonia Mining Corporation

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I **Steven Curtis,** certify that:

1. I have reviewed this annual report on Form 20-F of Caledonia Mining Corporation (the "Company").

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

   The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company, and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function);

   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b. Any, fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: April 29, 2013

(signed) Steven Curtis

Vice- President Finance and Chief
Financial Officer

EXHIBIT #13

CALEDONIA MINING CORPORATION

Certifications Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Caledonia Mining Corporation

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the "Company") for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), that I, Stefan E. Hayden, President and Chief Executive Officer of Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

By: (signed) **S. E. Hayden**
Stefan E. Hayden, President and Chief Executive Officer
Caledonia Mining Corporation

Date: April 29, 2013

A signed original of this written statement required by Section 906 has been provided by Stefan E. Hayden and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the "Company") for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), that I, **Steven Curtis**, Vice President Finance and Chief Financial Officer of Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1 The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

By: (signed) **Steven Curtis**
Steven Curtis, Vice President Finance and Chief Financial Officer
Caledonia Mining Corporation

Date: April 29, 2013

A signed original of this written statement required by Section 906 has been provided by Steven Curtis and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT #14a

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements of Caledonia Mining Corporation ("Company") have been prepared in conformity with International Financial Reporting Standards ("IFRS") and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

Financial information used elsewhere in the Annual Report is consistent with that in the consolidated financial statements. The Management Discussions and Analysis (MD&A) also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditor has the responsibility of auditing the annual consolidated financial statements and expressing an opinion on them.

Management have concluded that as a result of the relatively small size of the Company's head office finance department personnel, the Internal Controls over Financial Reporting ("ICFR") assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR. An internal audit department has been added to the administration department at Blanket Mine to enforce and test adherence to the ICFR.

In order to mitigate the risk of material misstatement in the Company's consolidated financial statements, the Company implemented additional cash flow review and monitoring controls at head office on a monthly basis and as part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional year end procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of five unrelated directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditor, BDO Canada LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). The independent auditor's report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2012 were approved by the Board of Directors and signed on its behalf on March 26, 2013.

(Signed) S. E. Hayden
President and Chief Executive Officer

(Signed) S. R. Curtis
Vice-President, Finance and Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Caledonia Mining Corporation

We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of comprehensive income and (loss), changes in equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Caledonia Mining Corporation as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years ended December 31, 2012, 2011 and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) BDO Canada LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 26, 2013

Caledonia Mining Corporation

Consolidated statements of comprehensive income and (loss)

(In thousands of Canadian dollars except for earnings per share amounts)

For the years ended December 31,	*Note*	**2012**	2011	2010
		$	$	$
Revenue		**75,221**	55,705	22,388
Less: Royalty		**(5,261)**	(2,514)	(825)
Production costs	*8*	**(25,653)**	(21,093)	(12,617)
Depreciation		**(3,392)**	(2,983)	(2,586)
Gross profit		**40,915**	29,115	6,360
Administrative expenses	*9*	**(4,055)**	(3,351)	(2,807)
Share-based payment expense	*20*	**(14,569)**	(1,101)	(354)
Indigenisation expenses	*5*	**(1,700)**	(326)	
Foreign exchange (loss)/gain		**(4)**	303	359
Impairment	*13*	**(330)**	(3,884)	-
Other (expenses)/income	*10*	**-**	-	(1,064)
Results from operating activities		**20,257**	20,756	2,494
Finance income	*11*	**79**	55	270
Finance cost	*11*	**(160)**	(217)	(267)
Net finance (costs)/income		**(81)**	(162)	3
Profit before income tax		**20,176**	20,594	2,497
Income and other tax expense	*12*	**(12,818)**	(8,464)	(1,042)
Profit for the year		**7,358**	12,130	1,455
Other comprehensive (loss)/income				
Revaluation of investments to fair value		**-**	-	(45)
Foreign currency translation differences for foreign operations		**(1,589)**	265	(1,404)
Other comprehensive income for the year, net of income tax		**(1,589)**	265	(1,449)
Total comprehensive income for the year		**5,769**	12,395	6
Profit/(loss) attributable to:				
Shareholders of the Company		**8,720**	12,130	1,455
Non-controlling interests		**(1,362)**	-	-
Profit for the year		**7,358**	12,130	1,455
Total comprehensive (loss)/income attributable to:				
Shareholders of the Company		**7,112**	12,395	6
Non-controlling interests		**(1,343)**	-	-
Total comprehensive income for the year		**5,769**	12,395	6
Earnings per share				
Basic earnings per share	*18*	**0.0172**	0.024	0.003
Diluted earnings per share		**0.0172**	0.024	0.003

Caledonia Mining Corporation

Consolidated statements of financial position

(In thousands of Canadian dollars)

As at	*Note*	**December 31, 2012 $**	December 31, 2011 $
Assets			
Property, plant and equipment	*13*	**36,471**	33,918
Deferred tax asset	*12*	**62**	325
Total non-current assets		**36,533**	34,243
Inventories	*14*	**5,508**	4,482
Prepayments		**126**	334
Trade and other receivables	*15*	**1,718**	3,657
Cash and cash equivalents	*16*	**27,942**	9,686
Total current assets		**35,294**	18,159
Total assets		**71,827**	52,402
Equity and liabilities			
Share capital	*17*	**197,137**	196,163
Reserves		**13,677**	2,273
Accumulated deficit		**(153,399)**	(158,422)
Equity attributable to shareholders		**57,415**	40,014
Non-controlling interest		**(1,796)**	-
Total equity		**55,619**	40,014
Liabilities			
Provisions	*21*	**1,015**	1,785
Deferred tax liability	*12*	**5,913**	6,037
Total non-current liabilities		**6,928**	7,822
Trade and other payables	*22*	**5,775**	3,841
Zimbabwe advance dividend accrual	*5*	**1,987**	-
Income taxes payable		**1,518**	295
Bank overdraft	*16*	**-**	430
Total current liabilities		**9,280**	4,566
Total liabilities		**16,208**	12,388
Total equity and liabilities		**71,827**	52,402

On behalf of the Board:

"S.E. Hayden" Director

"Robert W. Babensee" Director

Caledonia Mining Corporation
Consolidated statements of changes in equity
(In thousands of Canadian dollars)

	Note	Share capital	Investment Revaluation Reserve	Translation reserve	Share based payment reserve	Accumulated deficit	Total	Non-controlling interest (NCI)	Total Equity
		$	$	$	$	$	$	$	$
Balance at January 1, 2010		196,125	50	-	1,952	(172,007)	26,120	-	26,120
Comprehensive income/(loss) for the			(45)	(1,404)		1,455	6		6
Share-based compensation expense	*20*				354		354		354
Balance at December 31, 2010		196,125	5	(1,404)	2,306	(170,552)	26,480	-	26,480
Comprehensive income for the year				265		12,130	12,395		12,395
Shares issued		38					38		38
Share-based compensation expense	*20*				1,101		1,101		1,101
Balance at December 31, 2011		196,163	5	(1,139)	3,407	(158,422)	40,014	-	40,014
Comprehensive income for the year				(1,608)		8,720	7,112	(1,343)	5,769
Share-based compensation expense	*20*				408		408	-	408
Shares issued		974					974		974
Share-based expense on Indigenisation Transaction	*5*				11,867		11,867	2,294	14,161
Advance dividend paid to NCI								(5,707)	(5,707)
Changes in relative ownership interests in subsidiaries									
Blanket Mine	*5*			737		(3,697)	(2,960)	2,960	-
Balance at December 31, 2012		**197,137**	**5**	**(2,010)**	**15,682**	**(153,399)**	**57,415**	**(1,796)**	**55,619**

Caledonia Mining Corporation

Consolidated statements of cash flows

(In thousands of Canadian dollars)

For the years ended December 31,	*Note*	**2012**	2011	2010
		$	$	$
Cash flows from operating activities				
Profit for the year		**7,358**	12,130	1,455
Adjustments to reconcile net cash from operations	*23*	**31,099**	16,648	4,210
Changes in non-cash working capital	*23*	**2,963**	(3,183)	950
Interest received		**79**	-	-
Interest paid		**(160)**	(162)	(3)
Tax paid		**(11,618)**	(8,005)	(1)
Cash from operating activities		**29,721**	17,428	6,611
Cash flows from investing activities				
Property, plant and equipment additions		**(7,909)**	(8,528)	(7,304)
Proceeds on sale of property, plant and equipment		**38**	-	51
Net cash used in investing activities		**(7,871)**	(8,528)	(7,253)
Cash flows from financing activities				
Bank overdraft increase (decrease)		**(430)**	(317)	159
Advance dividend paid	*5*	**(3,739)**	-	-
Proceeds from the exercise of share options	*17*	**974**	38	-
Net cash from (used in) financing activities		**(3,195)**	(279)	159
Net increase/(decrease) in cash and cash equivalents		**18,655**	8,621	(483)
Cash and cash equivalents at beginning of year		**9,686**	1,145	1,622
Effect of exchange rate fluctuations on cash held		**(399)**	(80)	6
Cash and cash equivalents at year end	*16*	**27,942**	9,686	1,145

1 Reporting entity

Caledonia Mining Corporation is a company domiciled in Canada. The address of the Company's registered office is Suite 1201, 67 Yonge Street, Toronto, Ontario M5E 1J8 Canada. The consolidated financial statements of the Company as at and for the year ended December 31, 2012 comprises the Company and its subsidiaries (together referred to as the "Group" or "Company" and individually as "Group entities"). The Group is primarily involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2 Basis for preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorised for issue by the Board of Directors on March 26, 2013.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

- available for sale financial assets are measured at fair value
- equity-settled share-based payment arrangements are measured at fair value on grant date.

(c) Presentation currency

These consolidated financial statements are presented in the Canadian dollar, which is the functional currency of Caledonia Mining Corporation. All financial information presented in the Canadian dollar has been rounded to the nearest thousand.

(d) Comparative figures

The 2010 comparative figures presented in the consolidated statements of comprehensive income and (loss), changes in equity and cash flows and the related notes are provided solely as a result of the requirements of item 8(2) of the Form 20-F as required by the United States Securities and Exchange Commission. IFRS requires that an additional comparative statement of financial position only be presented in the event of a material prior year reclassification, restatement or retrospective change in accounting policy.

3 Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements are also discussed below:

The indigenisation transaction at Blanket Mine required management to make significant judgements and assumptions, refer Note 5.

i) Site Restoration Provisions

Site restoration provisions have been created based on the independent analysis of the rehabilitation costs at Blanket Mine and internal assessments for Eersteling Gold Mine. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred. The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

ii) Exploration and Evaluation ("E&E") Expenditure

The application of the Company's accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets ("E&E properties").

The Company also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

3 Use of estimates and judgements- (continued)

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iii) Title to Mineral Property Interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

iv) Income Taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v) Share-based Payment Transactions

The Company measures the cost of equity-settled, share based payment transactions with employees as well as with Indigenisation Shareholders (refer note 5 and 20) by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant judgements and estimates and assumptions for estimating fair value for share-based payment transactions are disclosed in note 20.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and

3 Use of estimates and judgements- (continued)

therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group's stock options.

vi) Impairment

At each accounting period end the Company determines if impairment indicators exist, and if present, performs an impairment review of the non-monetary assets held in the Group. The exercise is subject to various judgement decisions and estimates. Financial assets are also reviewed regularly for impairment. Further details of the judgements and estimates made for these reviews are set out in Note 4(g).

vii) Functional currency

The functional currency of each entity in the Group is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately other comprehensive income.

4 Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by the Group entities.

As a result of the implementation of the Blanket Zimbabwe Indigenisation Transaction (refer to note 5), the accounting policies were expanded to include the following policies in order to account for the transaction under IFRS:

- Assessment of control of subsidiaries and changes in shareholdings where control is maintained (refer note 4(a)(i))
- Consolidation of special purpose entities (refer note 4(a)(ii))
- Short term employee benefits relating to participation units awarded to employees (refer note 4(h)(ii))
- Share-based payment expenses resulting from the Blanket Indigenisation Transaction (refer note 4(i)(ii)).

4 Significant accounting policies - (continued)

The adoption of these policies did not have an effect on the comparative figures previously reported.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of Group entities have been changed when necessary to align them with the policies adopted by the Group.

In instances where the Group owns less than 50% of the ordinary shares in a subsidiary, the Group also considers whether further indicators of control exist above and beyond its effective shareholding.

Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as transactions with owners in their capacity as owners. Adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary and no gain or loss is recognised in profit or loss.

(ii) Special purpose entities

Special purpose entities (SPEs) are entities that are created to accomplish a narrow and well-defined objective. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE's risks and rewards, the Group concludes that it controls the SPE. The following circumstances may indicate a relationship in which, in substance, the Group controls and consequently consolidates an SPE.

- The activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains benefits from the SPE's operation.
- The Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an 'autopilot' mechanism, the Group has delegated these decision-making powers.
- The Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE.
- The Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The assessment of whether the Group has control over an SPE is carried out at inception and normally no further reassessment of control is carried out in the absence of changes in the structure or terms of the SPE, or additional transactions between the Group and the SPE. Day-to-day operating activities of the SPE normally do not lead to a reassessment of control. However, sometimes changes in operating activities may alter the substance of the relationship between the Group and the SPE and in such

4 Significant accounting policies - (continued)

instances the Group determines whether the change warrants a reassessment of control based on the specific facts and circumstances.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i) *Functional currencies*

The functional currencies of Caledonia Mining Corporation and its subsidiaries are the Canadian dollar, US dollar and South African Rand ("ZAR"). These consolidated financial statements have been translated into the Canadian dollar in accordance with IAS 21 *The Effects of Changes in Foreign Exchange Rates*. This standard requires that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period).When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in Other Comprehensive Income ("OCI").

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest
in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

All resulting translation differences are reported in other comprehensive income.

(ii) Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entity's functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the year end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

4 Significant accounting policies - (continued)

(c) Financial instruments

(i) Non-derivative financial assets

The Group initially recognises loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: trade and other receivables, cash and cash equivalents, and available-for-sale financial assets.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any other categories of financial assets. The Group currently has an insignificant amount of investments in equity securities and certain debt securities which are classified as available-for-sale financial assets.

4 Significant accounting policies - (continued)

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for sale equity instruments, are recognised in other comprehensive income and presented within equity in accumulated other comprehensive income. When an investment is derecognised, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

(ii) Non-derivative financial liabilities

Financial liabilities (including liabilities designated at fair value through profit or loss) are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

The Group has the following non-derivative financial liabilities: bank overdrafts, Zimbabwe advance dividend accrual and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

(d) Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognised as a deduction from equity, net of any tax effects.

(e) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures ("E&E") are capitalized in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration

4 Significant accounting policies – (continued)

phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine under development.

All direct costs related to the acquisition, exploration and development of mineral properties are capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mineral properties being depleted.

Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised within other income in profit or loss.

(ii) Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mineral properties, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of each mineral property and development is provided for on the unit-of-production basis using estimated proven and probable reserves. Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method of depreciation is applied over the estimated life of the mine. Land is not depreciated.

4 Significant accounting policies – (continued)

The estimated useful lives for the current and comparative periods are as follows:

- buildings 10 to 15 years

- plant and equipment 10 years
- fixtures and fittings including computers 4 to 10 years
- motor vehicles 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(f) Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of gold in process, cost includes an appropriate share of production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the common course of business, less the estimated costs of completion and selling expenses.

(g) Impairment

(i) Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost provides objective evidence of impairment.

The Group considers evidence of impairment for receivables at both the specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

4 Significant accounting policies – (continued)

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognised by transferring the cumulative loss that has been recognised in other comprehensive income and presented in accumulated other comprehensive income in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognised in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment loss previously recognised in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security or receivable increases and the increase can be related objectively to an event occurring after the impairment loss was recognised in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognised in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognised in other comprehensive income.

(ii) Non-financial assets

The carrying amounts of the Group's non-financial assets, other than inventories, prepayments and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Fair value is considered to be the price that would be paid by a knowledgeable market participant. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit, or CGU").

The Group's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of

4 Significant accounting policies – (continued)

CGUs are allocated to reduce the carrying amount of other assets in the unit (group of units) on a *pro rata* basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

The test for recoverability of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are special impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are permitted in the event that the circumstances that resulted in impairment have changed.

E&E assets are only assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and upon transfer to development assets (therefore there is no requirement to assess for indication at each reporting date until the entity has sufficient information to reach a conclusion about the commercial viability and technical feasibility of extraction). Indicators of impairment include the following:

- The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed
- Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned
- The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area
- Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale

(h) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by

employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(ii) Short term employee benefits

The cost of all short term employee benefits is recognised during the period in which the employee renders the related service.

Any benefits accruing to employees by virtue of them holding participation units in the Blanket Mine Employee Trust (Employee Trust) are recognised as short term employee benefit expenses (profit sharing arrangement) at the earlier of a constructive obligation arising or when dividends are declared to Blanket Employee Trust Services (Private) Limited (BETS).

(i) Share-based payment transactions

(i) Share-based payment relating to employees and directors

The grant date fair value of share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive income over the remaining vesting period or immediately for awards already vested.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive income.

(ii) Share-based payment relating to the Indigenisation Transaction

The grant date fair value of equity-settled share-based payment transactions with Indigenisation Shareholders (note 5) is recognised immediately as an expense in the statement of comprehensive income, with a corresponding increase in equity, when the transaction becomes effective.

4 Significant accounting policies – (continued)

(j) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

(k) Site restoration

The Company recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money and are related to the provision are used to calculate the net present value. The Company's estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. Changes resulting from production are charged to profit and loss for the period. The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

(l) Revenue

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and the receipt of proceeds is substantially assured.

(m) Finance income and finance costs

Finance income comprises interest income on funds invested and gains on the disposal of available-for-sale financial assets. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions and impairment losses recognised on financial assets and also includes interest on bank overdraft balances.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

4 Significant accounting policies – (continued)

(n) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax expense are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(o) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees and directors as well as any dilution in group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

4 Significant accounting policies – (continued)

(p) Standards, amendments and interpretations issued but not yet effective

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective. Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

Standard/Interpretation		Effective date*
IFRS 9	***Financial Instruments***	**January 1, 2015**

(in thousands of Canadian dollars)

IFRS 10	***Consolidated Financial Statements***	**January 1, 2013**
IFRS 12	***Disclosure of Interests in Other Entities***	**January 1, 2013**
IFRS 13	***Fair Value Measurement***	**January 1, 2013**
IAS 1 amendments	***Presentation of Financial Statements***	**July 1, 2012**
IAS 19 amendments	***Employee Benefits***	**January 1, 2013**
IAS 32 & IFRS 7 amendments	***Financial Instruments: Presentation & Financial Instruments: Disclosures***	**1 January 1, 2014 and January 1, 2013 respectively**
IFRIC 20	***Stripping Cost in the Production Phase of a Surface Mine***	**January 1, 2013**
Annual Improvements 2009-2011 cycle	***Various IFRSs***	**January 1, 2013**

* Annual periods beginning on or after

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

IFRS 9 Financial *Instruments*

IFRS 9 will be adopted by the Group for the first time for its financial reporting period ending December31, 2015. The standard will be applied retrospectively, subject to transitional provisions.

The standard supersedes the existing IAS 39 classification and measurement guidance on financial assets and financial liabilities. It effectively eliminates the categories of held to maturity, available for sale and loans and receivables for financial assets.

Financial assets will be measured at amortized cost or fair value based on an assessment of the business model in which they are held and the characteristics of each instrument. The guidance for the classification and measurement of financial liabilities remains mostly unchanged.

The guidance on the de-recognition of financial instruments and how to measure fair value remains unchanged from IAS 39.

The standard eliminates the need to separate embedded derivatives from financial asset host contracts within the scope of IFRS 9. This simplification does not apply for other host contracts.

It remains possible in certain circumstances to designate financial assets or liabilities as at fair value through profit or loss.

There is a proposal to amend IFRS 9 in respect of any available for sale investments which are not held for trading, to allow IFRS 9 to permit an irrevocable choice to account for the fair value movements on these assets as either in other comprehensive income (OCI) or in profit or loss. If available for sale investments fair value measurements are recognized in OCI, they should not be recycled to profit or loss. Reclassification to retained earnings is permitted.

There may be an impact on the Group's statement of financial position and statement of comprehensive income resulting from the new guidance on financial instruments. Management continues to monitor the development of the new standards on financial instruments and the potential impact the new standards may have as the date of adoption draws closer.

IFRS 10 *Consolidated Financial Statements*

IFRS 10 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013. The standard will be applied retrospectively if there is a change in the control conclusion between IAS 27/SIC 12 and IFRS 10.

IFRS 10 introduces a single control model to assess whether an investee should be consolidated. This control model requires entities to perform the following in determining whether control exists:

- Identify how decisions about the relevant activities are made,
- Assess whether the entity has power over the relevant activities by considering only the entity's substantive rights,
- Assess whether the entity is exposed to variability in returns, and
- Assess whether the entity is able to use its power over the investee to affect returns for its own benefit

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

Control should be assessed on a continuous basis and should be reassessed as facts and circumstances change.

Management has assessed control over the following entities under IFRS 10 at 31 December 2012 in relation to the Zimbabwe Indigenisation Transaction as set out in note 5. Based on this assessment, the following entities would continue to be consolidated by the Group under IFRS 10:

- Blanket Mine (1983) (Private) Limited
- Blanket Employee Trust Services (Private) Limited (BETS)
- Blanket Mine Employee Trust (Employee Trust)

It was also concluded that the Group would not consolidate the Gwanda Community Share Ownership Trust under IFRS 10.

IFRS 12 *Disclosure of Interests in Other Entities*

IFRS 12 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

IFRS 12 combines, in a single standard, the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities.

The required disclosures aim to provide information to enable user to evaluate:

- The nature of, and risks associated with, an entity's interests in other entities, and
- The effects of those interests on the entity's financial position, financial performance and cash flows.

The adoption of the new standard will increase the level of disclosure provided for the Group's interests in subsidiaries and structured entities (both consolidated and unconsolidated).

IFRS 13 *Fair Value Measurement*

IFRS 13 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013. The standard will be applied prospectively and comparatives will not be restated.

IFRS 13 introduces a single source of guidance on fair value measurement for both financial and non-financial assets and liabilities by defining fair value, establishing a framework for measuring fair value and setting out disclosures requirements for fair value measurements. The key principles in IFRS 13 are as follows:

- Fair value is an exit price
- Measurement considers characteristics of the asset or liability and not entity-specific characteristics

- Measurement assumes a transaction in the entity's principle (or most advantageous) market between market participants
- Price is not adjusted for transaction costs
- Measurement maximises the use of relevant observable inputs and minimises the use of unobservable inputs
-

4 Significant accounting policies – (continued)

- The three-level fair value hierarchy is extended to all fair value measurements

IFRS 13 may impact the Group's financial instruments at initial recognition as well as those measured at fair value subsequently. However, limited impact is expected from subsequent fair value measurement as the Group does not currently hold any material financial instruments measured at fair value. Further impacts may result from impairment calculations where fair value less cost to sell is calculated.

Amendments to IAS 1 *Presentation of Financial Statements*

The amendments to IAS 1 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

The Group will present those items of other comprehensive income that may be reclassified to profit or loss in the future separately from those that would never be reclassified to profit or loss. The related tax effects for the two sub-categories will be shown separately.

This is a change in presentation and will have no impact on the recognition or measurement of items in the consolidated financial statements.

This amendment will be applied retrospectively and the comparative information will be restated.

Amendments to IAS 19 *Employee Benefits*

The amendments to IAS 19 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

The amendment changes the definitions of short-term employee benefits and other long term employee benefits so that the distinction between the two will depend on when the entity expects the benefit to be wholly settled.

The amended definitions state that a benefit is short-term when it is expected to be settled wholly within twelve months after the annual reporting period in which the employees render the related service. If this is not the case, then it is accounted for as other long-term employee benefit.

The classification of employee benefits as short-term or other long term employee benefits impacts the measurement of the related liability. The requirements to classify the related liability as current or non-current has not changed.

Further amendments relate to defined benefit plans which is not expected to have an impact on the Group as there are currently no defined benefit plans.

The impact of the amendments to IAS 19 on the classification of short-term employee benefits has not yet been determined.

(in thousands of Canadian dollars)

Amendments to IAS *32 Financial Instruments: Presentation* and IFRS 7: *Financial Instruments: Disclosures*

The amendments to IAS 32 and IFRS 7 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2014 and December 31, 2013 respectively.

An entity may offset financial assets and financial liabilities when it currently has a legally enforceable right to set off the recognised amounts. IAS 32 previously did not provide guidance on what was meant by "currently has a legally enforceable right to set off". The amendment provides guidance in IAS 32 to clarify the criteria.

The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is:

4 Significant accounting policies – (continued)

- Not contingent on a future event; and
- Enforceable in all of the following circumstances:
  - The normal course of business;
  - The event of default;
  - The event of insolvency or bankruptcy.

IFRS 7 disclosure requirements have been amended so that the IASB and the US Financial Accounting Standards Board will have common disclosure requirements.

The amendment's impact is limited to presentation and disclosure and will not impact recognition and measurement of financial instruments of the Group.

IFRIC 20 *Stripping Cost in the Production Phase of a Surface Mine*

IFRIC 20 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

IFRIC 20 applies to entities that incur waste removal cost in a surface mining activity during the production phase of a mine and addresses the following:

- initial recognition of production stripping costs as an asset;
- the initial measurement of stripping activity asset; and
- subsequent measurement of stripping activity asset.

Waste removal in the production phase of a mine may result in the following benefits:

- improved access to ore; and
- inventory produced.

If the benefit is in the form of inventory produced, the attributable cost will be recognised as cost of production of inventory. If the benefit is to improve access to the ore, a non-current asset will be recognised.

(in thousands of Canadian dollars)

When the costs relating to improved access to ore (e.g. a stripping activity asset) and the costs of the inventory produced are not separately identifiable, production stripping costs are allocated between the stripping activity asset and inventory using a relevant production measure (e.g., actual vs. expected cost of inventory produced, actual vs. expected volume of waste extracted and actual vs. expected mineral content of ore extracted).

Depreciation or amortization needs to be recognized on a systematic basis over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

The Group currently has an underground mine, Blanket Mine, which is in the production phase. Stripping costs incurred on Blanket Mine are outside the scope of IFRIC 20.

IFRIC 20 may impact the Nama Cobalt and Copper Projects in Zambia (Nama Project) once the mines moves into the production stage as the mines may have surface mining activities. The impact of IFRIC 20 on the Nama Project has not yet been determined.

4 Significant accounting policies – (continued)

Annual Improvements 2009-2011 cycle

The annual improvements consist of amendments to existing IFRSs to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. Amendments are made through the annual improvements process when the amendment is considered non-urgent but necessary.

Management does not expect that any of these amendments will impact the recognition or measurement of amounts disclosed in the consolidated financial statements. The impact of these improvements on presentation and disclosure has not yet been determined.

5 Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding ("MoU") with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million.

Pursuant to the above, Caledonia entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket as follows:

- A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (NIEEF) for US$11.74 million.
- A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
- A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket's employees holding participation units in the Employee Trust.
- A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket undertook and paid a non-refundable donation of US$1 million to the Community Trust.

(in thousands of Canadian dollars)

Caledonia facilitated the vendor funding of these transactions (other than the 10% interest which was donated to the Community Trust) which will be repaid by way of future dividends from Blanket. 80% of dividends declared by Blanket will be used to repay such loans and the remaining 20% will unconditionally accrue to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket and the extent of future dividends declared by Blanket.

In order to ensure the repayment from Blanket to Caledonia of the vendor funding of the proceeds, Reserve Bank of Zimbabwe approval was obtained for the facilitation loans to be declared by Caledonia Holdings Zimbabwe (Blanket's parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

The Government of Zimbabwe has confirmed that the implementation of the terms of the MoU and the underlying subscription agreements constitute full compliance with the requirements of the Indigenisation Act and the Regulations and Blanket has received its certificate of compliance which confirms that Blanket is fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33).

Completion of the above agreements was subject to specified conditions as contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation Transaction. The final condition precedent was met on September 5, 2012 and on that date, the Indigenisation Shareholders effectively acquired 51% ownership and economic interest in the Blanket Mine.

Accounting treatment

Further to the implementation of the Indigenisation Transaction, a 51% shareholding in Blanket was acquired by the Indigenisation Shareholders. The directors of Caledonia Holdings performed an assessment, using the requirements of IAS 27: *Consolidated and Separate Financial Statements* (IAS 27), to determine whether Blanket should continue to be consolidated by Caledonia Holdings Zimbabwe. Following the assessment, it was concluded that Caledonia Holdings Zimbabwe retained control and should continue to consolidate Blanket and accordingly the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments. The group accounting policy was extended to include control aspects in its analysis of control principles in accordance with IAS 27 (refer note 4(a)(i)).

Control as contemplated in IAS 27 was considered to exist on the basis of exercisable power conferred on Caledonia Holdings Zimbabwe to cast majority votes at board level as contained in the registered founding documents of Blanket as well as consideration of the de facto control aspects of the relative shareholdings in Blanket. The aspect of control under IAS 27 will be reviewed at each reporting cycle.

(in thousands of Canadian dollars)

Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:

- Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket will accrue unconditionally to equity holders as follows:
  (a) 20% of the 16% shareholding of NIEEF;
  (b) 20% of the 15% shareholding of Fremiro;
  (c) 100% of the 10% shareholding of the Community Trust.
  i.e. a 16.2% NCI of net assets and earnings is recognised at Blanket level.

  The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interest to the extent that their attributable share of the net asset value of Blanket exceeds the balance

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

  on the facilitation loans including interest. At December 31, 2012, the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

- As the facilitation loans are only repayable from dividends declared by Blanket, a loan receivable is not recognised and the arrangement is accounted for within equity.

- The difference between the fair value of the equity instruments granted and facilitation loans, taking into account all the interest terms and advance dividend rights (see below), was recognised as a share based payment expense (refer Note 21(b)).

- The transaction with the BETS will be accounted for in accordance with IAS 19 *Employee Benefits* (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are special purpose entities which are effectively controlled and consolidated by Blanket. Accordingly the shares held by BETS are effectively treated as treasury shares and no NCI is recognised.

	Shareholding	Recognised NCI	NCI subject to facilitation loan	Balance of facilitation loan at 31 December 2012 #	IFRS 2 expense (note 21)
NIEEF	16%	3.2%	12.8%	11,742	4,882
Fremiro	15%	3%	12%	11,402	3,273
Community Trust	10%	10%	-	-	6,006

(in thousands of Canadian dollars)

BETS	10%	-*	-*	7,602	~
	51%	16.2%	24.8%	30,746	14,161

The balance on the facilitation loans is reconciled as follows:

Subscription price funded on loan account	$30,090
Interest accrued	656
Dividends used to repay loans	-
	$30,746

- * The shares held by BETS are effectively treated as treasury shares (see above).
- ~ Accounted for under IAS19 *Employee Benefits*
- # Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

The following Indigenisation costs have been incurred:

	2012	2011	2010
	$	$	$
Donation to Gwanda Community Trust	**1,140**	-	-
Legal fees	**21**	-	-
Professional consulting fees	**539**	326	-
	1,700	326	-

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a) Advances to the Community Trust against their right to receive dividends declared by Blanket on their shareholding as follows;

- A US$2 million payment on or before September 30, 2012;
- A US$1 million payment on or before February 28, 2013; and
- A US$1 million payment on or before April 30, 2013.

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR. The loan is repayable by way of set off of future dividends on the Blanket shares owed by the Community Trust.

(b) An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket on their shareholding. The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket shares owned by NIEEF. Whilst any amount remains outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan will be suspended.

The advance dividend payments have been recognised as a distribution to shareholders on the effective date of the subscription agreements. The loans arising are not recognised as loans

(in thousands of Canadian dollars)

receivable by Blanket as they are only repayable by set off of future dividend entitlements and are accordingly regarded as equity instruments.

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

The balance on the advance dividend loans is reconciled as follows:

	NIEEF	Community Trust	Total
	$	$	$
Advance dividends paid	1,788	1,951	3,739
Interest accrued	-	62	62
	1,788	2,013	3,801

The advance payments to the Community Trust of US$2 million, payable in February and April 2013, have been recognised as a liability as Blanket has a present obligation to make the payments.

6 Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

- Currency risk (refer note 24)
- Interest rate risk (refer note 24)
- Credit risk (refer note 24)
- Liquidity risk (refer note 24)

This note and note 24 presents information about the Group's exposure to each of the above risks, the Group's objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group's Audit Committee oversees management's compliance with the Group's financial risk management policy.

The fair value of the Group's financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

6 Financial risk management – (continued)

(a) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances. Cash is deposited only with "A" grade banks.

(b) Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Group's holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe in 2009, all appropriate insurance cover has been reinstated. The Zimbabwean operations are now covered for Public Liability risk, Assets all risk and comprehensive cover on all motor vehicles.

7 Capital Management

The Group's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Group's capital includes shareholders' equity, comprising issued common shares, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interest as detailed below.

	2012	2011
	$	$
Group capital	**55,619**	40,444

The Group's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities.

As at December 31, 2012, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

(in thousands of Canadian dollars)

8 Production costs

	2012	2011	2010
	$	$	$
Wages	**8,491**	6,197	4,909
Consumable materials	**13,286**	12,117	5,969
Site restoration	**43**	50	44
Exploration	**831**	21	34
Safety	**251**	290	145
On mine administration	**2,751**	2,418	1,516
	25,653	21,093	12,617

9 Administrative expenses

	2012	2011	2010
	$	$	$
Investor relations	**447**	196	145
Management contract fee	**704**	779	689
Audit fee	**443**	298	244
Legal fee and disbursements	**189**	103	106
Accounting services fee	**83**	41	27
Listing fees	**151**	270	69
Directors fees	**194**	145	168
Salaries and wages	**1,648**	1,368	1,237
Other	**196**	151	122
	4,055	3,351	2,807

10 Other expenses

	2012	2011	2010
	$	$	$
Impairment loss on trade receivables	**-**	-	1,064
	-	-	1,064

11 Finance income and finance costs

	2012	2011	2010
	$	$	$
Finance income	**79**	55	270
Interest expense on financial liabilities measured at amortised cost	**(160)**	(217)	(267)
	(81)	(162)	3

(in thousands of Canadian dollars)

12 Income taxes

	2012	2011	2010
	$	$	$
Current tax expense	**12,547**	8,005	1
Deferred tax expense			
Origination and reversal of temporary differences	**271**	785	1,041
Change in previously unrecognised deductible temporary differences	-	(120)	-
Recognition of previously unrecognised non-capital tax losses	-	(206)	-
	271	459	1,041
Total income tax expense	**12,818**	8,464	1,042

Reconciliation of tax rate

	2012	**2012**	2011	2011	2010	2010
	%	**$**	%	$	%	$
Profit for the year		**7,358**		12,130		1,455
Total income tax expense		**12,818**		8,464		1,042
Profit before income tax		**20,176**		20,594		2,497
Income tax using Company's domestic tax rate	**26.5%**	**5,347**	28.25%	5,818	31%	774
Tax rate differences in foreign jurisdictions		**(210)**		(1,476)		(214)
Change in tax rate		**(254)**		-		-
Foreign currency difference		**439**		1,075		(185)
Withholding taxes		**1,763**		2,589		-
Share based payment expenses and other permanent differences		**4,364**		613		219
Losses expired				-		5,467
Accrual for tax dispute		**806**				
Change in unrecognized deferred tax assets		**563**		(155)		(5,019)
Income tax expense		**12,818**		8,464		1,042

Changes in the applicable domestic tax rate are the result of enacted tax rate changes in Canada.

(in thousands of Canadian dollars)

12 Income taxes – (continued)

Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2012	2011
	$	$
Deductible temporary differences	**3,338**	3,427
Non-capital tax loss carry - forward	**10,478**	9,826
	13,816	13,253

The Company has not recognised deferred tax liabilities in respect of unremitted earnings in foreign subsidiaries as it is not considered probable that this temporary difference will reverse in the foreseeable future. At December 31, 2012, these earnings amount to $14,689 (2011 - $8,351; 2010 - $2,151).

In 2012, the reduction in the net investment in Blanket Mine (note 5) resulted in a deferred tax liability of $3,987. As a result, the Company recorded a deferred tax asset of $3,987 representing the benefit of previously unrecognised capital losses which relate to the same taxation entity and tax authority and are therefore presented on a net basis. As at December 31, 2012, the Company has capital loss carry forwards of $51,245 (2011 - $81,335) in Canada for which the benefits have not been recognised in these consolidated financial statements.

The non-capital tax losses expire as set out below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits there from. In 2012 $nil (2011 - $737) of previously unrecognised non-capital tax losses and $nil (2011 - $430) of deductible temporary differences were recognised as management considered it probable that future taxable profits will be available against which they can be utilised.

Year	Amount
2014	1,583
2015	1,863
2026	2,780
2027	3,054
2028	2,260
2029	1,661
2030	1,617
2031	2,238
2032	2,667
No expiry	18,757
	38,480

(in thousands of Canadian dollars)

12 Income tax expense – (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		**Liabilities**		**Net**	
	2012	2011	**2012**	2011	**2012**	2011
	$	$	**$**	$	**$**	$
Property, plant and equipment	**-**	-	**(6,156)**	(6,466)	**(6,156)**	(6,466)
Unrealised foreign exchange	**61**	119	**-**	-	**61**	119
Inventories		-	**66**	59	**66**	59
Provisions	**4**	-	**177**	373	**181**	373
Other items	**(3)**		**-**	(3)	**(3)**	(3)
Non-capital tax loss carry-forwards	**-**	206	**-**	-	**-**	206
Tax (assets) liabilities	**62**	325	**(5,913)**	(6,037)	**(5,851)**	(5,712)

Movement in net deferred taxes on temporary differences during the year

	Balance January 1	**Recognised in profit and loss**	**Recognised in other comprehensive income**	**Balance December 31**
	$	**$**	**$**	**$**
2012				
Property, plant and equipment	**(6,466)**	**143**	**167**	**(6,156)**
Unrealised foreign exchange	**119**	**(49)**	**(9)**	**61**
Inventories	**59**	**8**	**(1)**	**66**
Provisions	**373**	**(182)**	**(10)**	**181**
Other items	**(3)**	**-**	**-**	**(3)**
Non-capital tax loss carry-forwards	**206**	**(191)**	**(15)**	**-**
	(5,712)	**(271)**	**132**	**(5,851)**

(in thousands of Canadian dollars)

12 Income tax expense – (continued)

	Balance January 1	Recognised in profit and loss	Recognised in other comprehensive income	Balance December 31
2011				
Property, plant and equipment	(5,595)	(759)	(112)	(6,466)
Unrealised foreign exchange	9	110	-	119
Inventories	40	18	1	59
Provisions	384	(19)	8	373
Other items	-	(3)	-	(3)
Non-capital tax loss carry-forwards	11	194	1	206
	(5,151)	(459)	(102)	(5,712)

	Balance January 1	Recognised in profit and loss	Recognised in other comprehensive income	Balance December 31
	$	$	$	$
2010				
Property, plant and equipment	(4,735)	(1,083)	223	(5,595)
Unrealised foreign exchange	-	9		9
Inventories	33	9	(2)	40
Provisions	366	35	(17)	384
Non-capital tax loss carry-forwards	23	(11)	(1)	11
	(4,313)	(1,041)	203	(5,151)

(in thousands of Canadian dollars)

13 Property, plant and equipment

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
	$	$	$	$	$	$	$
Cost							
Balance at January 1, 2011	4,146	9,000	8,536	15,543	1,083	770	39,078
Additions	93	757	2,726	4,485	91	376	8,528
Disposals	-	-	-	-	-	(4)	(4)
Impairment [1]	-	-	(3,884)	-	-	-	(3,884)
Foreign exchange movement	(39)	177	65	(30)	(22)	13	164
Balance at December 31, 2011	4,200	9,934	7,443	19,998	1,152	1,155	43,882
Balance at January 1, 2012	**4,200**	**9,934**	**7,443**	**19,998**	**1,152**	**1,155**	**43,882**
Additions	**472**	**2,280**	**3,614**	**767**	**74**	**702**	**7,909**
Disposals[2]	-	**(622)**	-	-	-	**(39)**	**(661)**
Impairment	-	-	-	**(773)**	-	-	**(773)**
Foreign exchange movement	**(138)**	**(267)**	**(219)**	**(646)**	**(30)**	**(36)**	**(1,336)**
Balance at December 31, 2012	**4,534**	**11,325**	**10,838**	**19,346**	**1,196**	**1,782**	**49,021**

[1] The full carrying value of the Rooipoort platinum property in South Africa has been impaired as, despite the timely application for the renewal of the prospecting right, no formal right has yet been granted. As a consequence of the delay in the receipt of the valid right, no funding has been allocated to this project for the foreseeable future.

[2] This represents the write down of the rehabilitation asset as a result of the reduced present value of the rehabilitation provision as assessed at year end.

(in thousands of Canadian dollars)

13 Property, plant and equipment - (continued)

	Land and building	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses							
Balance at January 1, 2011	469	832	-	4,499	861	439	7,100
Depreciation for the year	250	659	-	1,833	87	154	2,983
Disposals	-	-	-	-	-	(4)	(4)
Foreign exchange movement	18	37	-	(154)	(25)	9	(115)
Balance at December 31, 2011	737	1,528	-	6,178	923	598	9,964
Balance at January 1, 2012	**737**	**1,528**	**-**	**6,178**	**923**	**598**	**9,964**
Depreciation for the year	**262**	**543**	**-**	**2,279**	**82**	**226**	**3,392**
Disposals	**-**	**-**	**-**	**-**	**-**	**(3)**	**(3)**
Impairment	**-**	**-**	**-**	**(443)**	**-**	**-**	**(443)**
Foreign exchange movement	**(21)**	**(43)**	**-**	**(255)**	**(23)**	**(18)**	**(360)**
Balance at December 31, 2012	**978**	**2,028**	**-**	**7,759**	**982**	**803**	**12,550**
Carrying amounts							
At December 31, 2011	3,463	8,406	7,443	13,820	229	557	33,918
At December 31, 2012	**3,556**	**9,297**	**10,838**	**11,587**	**214**	**979**	**36,471**

(in thousands of Canadian dollars)

14 Inventories

	2012	2011
	$	$
Consumable stores	**4,720**	3,899
Gold in progress	**788**	583
	5,508	4,482

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items. The inventories expensed in the year amounted to $13,286 (2011 - $12,117, 2010 -$5,969)

15 Trade and other receivables

	2012	2011
	$	$
Bullion sales receivable	-	2,278
VAT receivables	**1,103**	694
Deposits for stores and equipment and other receivables	**615**	685
Current portion	**1,718**	3,657

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in note 6 and note 25.

16 Cash and cash equivalents

	2012	2011
	$	$
Bank balances	**27,942**	9,686
Cash and cash equivalents	**27,942**	9,686
Bank overdrafts used for cash management purposes	-	(430)
Cash and cash equivalents in the statement of cash flows	**27,942**	9,256

16 Cash and cash equivalents – (continued)

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 24.

(in thousands of Canadian dollars)

The bank overdraft facility of US$2.5 million bears interest at 8% above the 30 day LIBOR rate. The facility is unsecured and valid for 12 months and is renewable. The facility is repayable on demand.

17 Equity

Share capital

Authorised
Unlimited number of common shares of no par value
Unlimited number of preference shares of no par value.

Issued	**Number of common shares**	**Amount**
December 31, 2010	500,169,280	$196,125
Issued on exercise of share options during the year	380,000	38
December 31, 2011	500,549,280	196,163
Issued on exercise of share options during the year	13,912,500	974
December 31, 2012	**514,461,780**	**$197,137**

Common shares and preference shares

The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. Holders of preference shares receive a non-cumulative dividend per share at the Company's discretion, or whenever dividends to common shareholders are declared. They do not have the right to participate in any additional dividends declared for common shareholders.

Preference shares do not carry the right to vote. All shares rank equally with regard to the Company's residual assets, except that preference shareholders participate only to the extent of the face value of the shares.

Investment Revaluation Reserve

The investment revaluation reserve arises from the valuation of investments at fair value through other comprehensive income.

17 Equity – (continued)

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

(in thousands of Canadian dollars)

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees and directors under share option plans and equity instruments issued to Zimbabwe indigenisation shareholders under the Indigenisation Transaction (refer Note 5).

18 Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2012 was based on the profit attributable to common shareholders of $8,720 (2011: $12,130; 2010: $1,455), and a weighted average number of common shares outstanding of 505,970,684 (2011: 500,396,239; 2010: 500,169,280), calculated as follows:

Weighted average number of common shares

(In number of shares)	*Note*	**2012**	2011	2010
Issued common shares at January 1	*18*	**500,549,280**	500,169,280	500,169,280
Weighted average issues during the year		**5,421,404**	226,959	-
Weighted average number of common shares at December 31		**505,970,684**	500,396,239	500,169,280

	2012	2011	2010
	$	$	$
Profit for the year	**7,358**	12,130	1,455
Loss attributable to NCI	**1,362**	-	-
Adjusted basic earnings attributable to common	**8,720**	12,130	1,455
Diluted earnings attributable to common shareholders	**8,720**	12,130	1,455

18 Earnings per share – (continued)

- Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.
- Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine's Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket shares subject to the settlement of the loan accounts and the number of Blanket shares that would have been issued at the average fair value during the period of the Blanket shares is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket, if any.

(in thousands of Canadian dollars)

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current period (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to common shareholders.

There was no adjustment for additional amounts attributable to BETS as Blanket incurred a loss subsequent to the transaction date of September 5, 2012.

The calculation of diluted earnings per share at December 31, 2012 was based on the profit attributable to common shareholders of $8,720 (2011: $12,130; 2010: $1,455), and a weighted average number of common shares and potentially dilutive shares outstanding of 508,331,827 (2011: 509,879,875; 2010: 500,169,280), calculated as follows:

Weighted average number of common shares

(In number of shares)	**2012**	2011	2010
Weighted average number of common shares (basic) at December 31	**505,970,684**	500,396,239	500,169,280
Effect of dilutive options	**2,361,143**	9,483,636	-
Weighted average number of common shares (diluted) at December 31	**508,331,827**	509,879,875	500,169,280

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding. The potential dilutive effect of 25,779,000 options (2011 – 16,460,000, 2010 – 26,080,000) was excluded from the above calculations because these options were anti-dilutive.

19 Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund ("Fund") in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket for the year ended December 31, 2012 was $341 (2011: $ 288; 2010: $277).

20 Share-based payments

At December 31, 2012 the Group has the following share-based payment arrangement:

(a) Share option programme (equity-settled)

The Group has established a rolling stock option plan (the "Plan") for employees, officers, directors, consultants and other service providers. In accordance with the Plan, options are granted with exercise prices equal to the market price of the shares at the date of grant.

(in thousands of Canadian dollars)

Terms and conditions of share option program

The terms and conditions relating to the grants under the Plan are that all options are to be settled by physical delivery of shares. Under the current Plan, the maximum term of the options is 5 years. Under the Plan, the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Company. At December 31, 2012, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date[1]
	$	
6,070,000	0.07	Feb 11,2013
437,500	0.07	July 1, 2013
210,000	0.07	April 29, 2014
500,000	0.07	Mar 23, 2014
16,460,000	0.13	Jan 31, 2016
300,000	0.07	May 11, 2016
9,319,000	0.09	Sept 10, 2017
33,296,500		

(1) In terms of the approved Plan, the expiry date of options that expire in a closed period will be extended by 10 days from the cessation of the close period.

The continuity of the options granted, exercised, cancelled and expired under the Plan during 2012 and 2011 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding and exercisable at January 1, 2011	32,580,000	0.07
Granted	16,460,000	0.13
Expired	(6,500,000)	0.07
Options outstanding and exercisable at December 31, 2011	42,540,000	0.093
Exercised	**(13,912,500)**	**0.07**
Granted	**9,319,000**	**0.09**
Expired	**(4,650,000)**	**0.07**
Options outstanding and exercisable at December 31, 2012	**33,296,500**	**0.105**

20 Share-based payments – (continued)

The weighted average remaining contractual life of the outstanding options is 2.92 years (2011: 2.16 years). The weighted average share price at the date of exercise for the options exercised in the year was $0.09.

(in thousands of Canadian dollars)

The vesting of options is determined at the discretion of the board of directors, at the time the options are granted. As of December 31, 2012 there are 18,149,678 stock options available to grant (2011: 7,514,928 stock options)

Inputs for measurement of grant date fair values

The fair value of share based payments noted above was estimated using the Black-Schöles Option Pricing Model with the following assumptions for the years ended December 31, 2012 and 2011.

	2012	2011
Risk-free interest rate	**0.1%**	1.1%
Expected dividend yield	**Nil**	Nil
Expected stock price volatility (based on historical volatility)	**58.37%**	60.47%
Expected option life in years	**5**	5
Exercise price	**0.09**	0.13
Share price at grant date	**0.09**	0.13
Fair value at grant date	**0.044**	0.067
Expected forfeiture rate	**0%**	0%

(b) Equity instruments granted under the Blanket Zimbabwe Indigenisation Transaction.

The equity instruments granted under the Blanket Zimbabwe Indigenisation Transaction (refer note 5), excluding Blanket Employee Trust Services (Private) Limited (BETS) accounted for under IAS 19 *Employee benefits*, have been accounted for as share-based payments under IFRS 2 *Share based payments.*

The fair value of the equity instruments on the grant date of September 5, 2012 was determined for each transaction as being the sum of the present value of the following components:

- The value of the shares at the point that any loans provided to purchase the shares or fund advance dividends are paid off;
- The value of any advance dividends paid to participants;
- The value of any "trickle dividends", being the 20% entitlements, paid to participants while the loans to purchase the shares are outstanding.

20 Share-based payments – (continued)

To determine the fair value and take into account the unique features of each transaction, the Monte Carlo Simulation technique was used as the valuation model to allow for the uncertainty around the potential scenarios that affect the value of each arrangement. Projected market values were estimated using a stochastic modelling methodology based on Geometric Brownian Motion model.

Assumptions used based on the grant date of September 5, 2012 were as follows:

Fair value of Blanket	C$45,065
Expected volatility (based on historical volatility)	65%

(in thousands of Canadian dollars)

Risk free rates	USD swap curve with country specific adjustments
Country specific adjustment	17.3%
Dividend yield	14.8%
Withholding tax	5% of dividends
Interest on loans	10%

Based on the above the share based payment expense in the current year was as follows:

Share-based payment expenses

	Note	**2012**	2011	2010
		$	$	$
Share options granted		**408**	1,101	354
Option value of the Blanket indigenisation transaction	5	**14,161**	-	-
Total costs		**14,569**	1,101	354

21 Provisions

Site restoration

Site restoration relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs, estimated to be paid in 2022 (Blanket Mine) based on the estimated life of mine. Site restoration costs are capitalised to mineral properties at initial recognition and amortised systematically over the estimated life of the mine.

	$
Balance at January 1, 2011	1,899
Foreign currency adjustment	(47)
Unwind of discount	50
Adjustment made during the period	(117)
Balance at December 31, 2011	1,785
Balance at January 1, 2012	1,785
Foreign currency adjustment	**(58)**
Unwind of discount	**43**
Adjustment made during the period	**(755)**
Balance at December 31, 2012	**1,015**
Non-current	**1,015**

21 Provisions – (continued)

The discount rates currently applied in the calculation of the net present value of the Blanket provision is 15% (2011 – 1.96%). The Eersteling provision for rehabilitation is accreted by 5% pa (2011 – 5%).

(in thousands of Canadian dollars)

22 Trade and other payables

	2012	2011
	$	$
Trade payables	**4,855**	3,087
Non-trade payables and accrued expenses	**920**	754
	5,775	3,841

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 24.

The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

23 Cash flow information

Items not involving cash are as follows:

	2012	2011	2010
	$	$	$
Net finance costs (income)	**81**	162	3
Income tax expense	**12,818**	8,464	1,042
Profit on sale of investment	**-**	-	(43)
Site restoration	**(91)**	67	(158)
Share-based payment expense – share option Plan	**408**	1,101	354
Share-based payment expense – Blanket Indigenisation	**14,161**	-	-
Depreciation	**3,392**	2,983	2,586
Impairment	**330**	3,884	-
Write down of RBZ Bond and accrued interest	**-**	-	1,064
Interest accrued on RBZ bond	**-**	-	(264)
Foreign exchange loss	**-**	(303)	(359)
Other	**-**	290	(12)
	31,099	16,648	4,210

23 Cash flow information – (continued)

Net changes in non-cash working capital

	2012	2011	2010
	$	$	$
Inventories	**(1,151)**	(1,858)	(37)
Prepayments	**195**	(241)	37
Trade and other receivables	**1,846**	(1,338)	(762)
Trade and other payables	**2,073**	(41)	1,712
Income taxes payable	**-**	295	-
	2,963	(3,183)	950

(in thousands of Canadian dollars)

24 Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	**2012**	2011
	$	$
Canada	**30**	8
Other regions	**1,683**	3,644

Impairment losses

None of the trade and other receivables are past due at the yearend date:

24 Financial instruments – (continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

December 31, 2012	**Carrying amount**	**6 months or less**	**6-12 months**	**1-2 years**	**2-5 years**	**More than 5 years**
	$	**$**	**$**	**$**	**$**	**$**
Non-derivative financial liabilities						
Trade and other payables	5,775	5,775	-	-	-	-
Zimbabwe advance dividends payable	1,987	1,987	-	-	-	-
	7,762	7,762	-	-	-	-
December 31, 2011						
Non-derivative financial liabilities						
Trade and other payables	3,841	3,841	-	-	-	-
Bank overdraft	430	430	-	-	-	-

(in thousands of Canadian dollars)

	4,271	4,271	-	-	-	-

Currency risk

As the Group operates in an international environment, some of the Group's financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Group's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group's consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Group and may also affect the value of the Group's assets and liabilities and the amount of shareholders' equity.

As noted below, the Group has certain financial assets and liabilities denominated in foreign currencies. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short-term liquidity requirements.

Below is a summary of the assets and liabilities denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in US dollars or South African rand.

24 Financial instruments – (continued)

	2012	2011
	$	$
Cash and cash equivalents	**26,451**	9,210
Bank overdraft	-	(430)
Trade and other receivables	**1,687**	3,474
Trade and other payables	**(4,858)**	(3,413)
Zimbabwe advance dividend accrual	**(1,987)**	-

The following exchange rates applied during the year:

	Average rate during the year		**Year end date spot rate**	
	2012	2011	**December 31, 2012**	December 31, 2011
(In Canadian dollars)	**$**	$	**$**	$
USD 1	**0.9998**	1.0236	**0.9935**	1.0199
Rand 1	**0.122**	0.1370	**0.1162**	0.1257

Sensitivity analysis

A strengthening/ weakening of the Canadian dollar, against the USD and Rand at December 31 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

(Effect in thousands of Canadian dollars)	**Equity** **$**	**Profit or loss** **$**
December 31, 2012		
USD (1 percent strengthening)	**325**	**71**
Rand (1 percent strengthening)	**15**	**2**
December 31, 2011		
USD (1 percent strengthening)	630	56
Rand (1 percent strengthening)	1,323	132

24 Financial instruments – (continued)

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe. The Group's cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group's policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

In the monetary policy statement announced by the Governor of the Reserve Bank of Zimbabwe ("RBZ") in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. The Bond plus accrued interest is guaranteed by RBZ on maturity. Blanket Mine has been unable to sell the Bond at an acceptable discount rate and the RBZ did not redeem the Bond on the initial maturity date nor any subsequently advised maturity dates. As a result of the uncertain redemption date and the lack of information coming from the RBZ, the Bond has been written down to nil whilst Blanket continues to retain legal ownership of the RBZ debt.

The basis for determining all other fair values is disclosed in note 4.

(in thousands of Canadian dollars)

25 Contingencies and commitments

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims and therefore no provision has been made.

There are commitments to purchase plant and equipment totalling $1,030 (2011 - $309) at year end.

26 Related parties

Transactions with key management personnel

Key management personnel compensation:

In addition to their salaries, the Group also contributes to a defined contribution plan on behalf of eligible employees. For the terms of the plan refer to note 19: Defined Contribution Plan.

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20).

26 Related parties – (continued)

Key management personnel compensation comprised.

	2012	2011	2010
	$	$	$
Salaries and wages	**1,357**	1,289	1,109
Share-based payments	**401**	947	308
	1,758	2,236	1,417

Key management personnel and director transactions:

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities.

A number of these entities transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

		Transactions Year ended Dec 31,			**Balance As at Dec 31,**	
	Note	**2012**	2011	2010	**2012**	2011
		$	$	$	**$**	$
Management fees, allowances and bonus paid or accrued to a company which provides the services of the Company's	(i)		588	552	-	-

(in thousands of Canadian dollars)

President		**704**				
Rent for office premises paid to a company owned by members of the President's family		**43**	48	49	-	-
Legal fees and disbursements paid to a law firm where a Director is a partner		**111**	97	58	**6**	-
Fees, allowances and interest paid to the past Chairman of the Board	(ii)	-	-	38	-	-
Directors fees paid		**215**	145	130	**48**	60

(i) The Group has entered into a management agreement with Epicure Overseas S.A. ("Epicure"), a Panamanian Group, for management services provided by the President. The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

(ii) On January 31, 2005, the Group entered into an agreement (the "Chairman's Agreement") with the Group's former Chairman for services as the non-executive Chairman of the board of directors of the Group. This agreement was terminated in December 2010.

(in thousands of Canadian dollars)

27 Group entities

		Ownership interest at December 31		
	Country of incorporation	2012	2011	2010
Significant subsidiaries		%	%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100	100
Caledonia Mining Services Limited	Zimbabwe	100	100	100
Caledonia Kadola Limited	Zambia	100	100	100
Caledonia Mining (Zambia) Limited	Zambia	100	100	100
Caledonia Nama Limited	Zambia	100	100	100
Caledonia Western Limited	Zambia	100	100	100
Dunhill Enterprises Inc.	Panama	100	100	100
Eersteling Gold Mining Corporation Limited	South Africa	100	100	100
Fintona Investments (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services Limited	United Kingdom	100	-	-
Maid O' Mist (Pty) Ltd	South Africa	100	100	100
Mapochs Exploration (Pty) Ltd	South Africa	100	100	100
Caledonia Holdings (Africa) Limited	Barbados	100	100	100
Blanket (Barbados) Holdings Limited	Barbados	100	100	100
Blanket Mine (1983) (Private) Limited	Zimbabwe	(2)49	100	100
Blanket Employee Trust Services (Private) Limited (BETS) (1)	Zimbabwe	-	-	-
Blanket Mine Employee Trust (Employee Trust)(1)	Zimbabwe	-	-	-

(1) BETS and the Employee Trust are consolidated as special purpose entities.
(2) Refer to Note 5

28 Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Company's CEO reviews internal management reports on at least a quarterly basis. The

(in thousands of Canadian dollars)

following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia.

The accounting policies of the reportable segments are the same as described in note 4.

28 Operating Segments – (continued)

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments

2012	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External Revenue	-	75,221	-	-	75,221
Royalty	-	(5,261)	-	-	(5,261)
Production costs	-	(25,492)	(161)	-	(25,653)
Administrative expenses	(2,391)	(214)	(1,450)	-	(4,055)
Share-based payment expenses	(408)	(14,161)	-	-	(14,569)
Depreciation	-	(3,209)	(183)	-	(3,392)
Impairment	-	(330)	-	-	(330)
Finance income	17	62	-	-	79
Finance expense	-	(160)	-	-	(160)
Indigenisation costs	(292)	(1,396)	(12)	-	(1,700)
Foreign exchange gain/(loss)	-	(4)	-	-	(4)
Other	-	-	-	-	-
Segment profit before income	(3,074)	25,056	(1,806)	-	20,176
Income tax expense	-	(11,506)	(1,312)	-	(12,818)
Segment profit after income tax	(3,074)	13,550	(3,118)	-	7,358
Geographic segment assets:					
Current	19,581	9,850	5,821	42	35,294
Non Current	55	25,126	669	10,683	36,533
Expenditure on property, plant and equipment	-	4,280	15	3,614	7,909
Geographic segment liabilities					
Current	(909)	(7,258)	(1,106)	(7)	(9,280)
Non-current	-	(6,621)	(307)	-	(6,928)

28 Operating Segments – (continued)

2011	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External revenues	1	55,704	-	-	55,705
Royalty	-	(2,514)	-	-	(2,514)
Production costs	-	(20,489)	(604)	-	(21,093)
Administrative expenses	(2,310)	(305)	(1,062)	-	(3,677)
Share-based payment expenses	(1,101)	-	-	-	(1,101)
Depreciation	-	(2,773)	(210)	-	(2,983)
Impairment	-	-	(3,884)	-	(3,884)
Finance income	-	-	55	-	55
Finance expense	-	(217)	-	-	(217)
Foreign exchange gain/(loss)	173	130	-	-	303
Segment profit before income tax	(3,237)	29,536	(5,705)	-	20,594
Income tax expense	-	(8,791)	327	-	(8,464)
Segment profit after income tax	(3,237)	20,745	(5,378)	-	12,130
Geographic segment assets:					
Current	8,703	7,629	1,779	43	18,154
Non-current	55	25,753	1,159	7,281	34,248
Expenditure on property, plant and equipment	-	5,768	51	2,709	8,528
Geographic segment liabilities					
Current	(691)	(3,535)	(333)	(7)	(4,566)
Non-current	-	(7,502)	(320)	-	(7,822)

28 Operating Segments – (continued)

2010	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External revenues	-	22,388	-	-	22,388
Royalty	-	(825)	-	-	(825)
Production costs	-	(12,204)	(413)	-	(12,617)
Administrative expenses	(1,570)	(274)	(963)	-	(2,807)
Share-based payment expenses	(354)	-	-	-	(354)
Depreciation	-	(2,367)	(219)	-	(2,586)
Other (expenses)/income	-	(1,064)	-	-	(1,064)
Finance income	-	269	1	-	270

Finance expense	-	(267)	-	-	(267)
Foreign exchange gain/(loss)	8	(539)	890	-	359
Segment profit before income tax	(1,916)	5,117	(704)	-	2,497
Income tax expense	-	(1,042)	-	-	(1,042)
Segment profit after income tax	(1,916)	4,075	(704)	-	1,455

Reconciliation of reportable segment revenues, profit or loss, assets and liabilities and other material items

	2012	2011	2010
	$	$	$
Revenues			
Total revenue for reportable segments	**83,275**	65,036	30,086
Elimination of inter-segment revenue	**(8,054)**	(9,331)	(7,698)
Consolidated revenue	**75,221**	55,705	22,388

	2012	2011	2010
Profit or loss	**$**	$	$
Total profit or loss before tax for the reportable segments	**21,734**	21,685	3,270
Elimination of inter-segment profits	**(1,558)**	(1,091)	(773)
Consolidated profit before income tax	**20,176**	20,594	2,497

28 Operating Segments – (continued)

	2012	2011
	$	$
Total assets for reportable segments	**73,439**	54,128
Elimination of inter-segment profits	**(1,612)**	(1,726)
Consolidated total assets	**71,827**	52,402
Liabilities		
Total liabilities for reportable segments	**16,208**	12,388

Other material items 2012

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	**$**	**$**
Finance income	**79**	-	**79**
Finance cost	**(160)**	-	**(160)**
Expenditure on property, plant and equipment	**8,000**	**(91)**	**7,909**
Depreciation	**(3,597)**	**205**	**(3,392)**

Other material items 2011

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	**$**	**$**
Finance income	55	-	55
Finance cost	(217)	-	(217)
Expenditure on property, plant and equipment	9,413	885	8,528
Depreciation	(3,157)	174	(2,983)

28 Operating Segments – (continued)

Other material items 2010

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	**$**	**$**
Finance income	270	-	270
Finance cost	(267)	-	(267)
Expenditure on property, plant and equipment	7,801	497	7,304
Depreciation	(2,610)	24	(2,586)

Major customer

Revenues from one customer of the Group's Zimbabwe segment represents approximately $75,036 (2011- $55,848, 2010 - $22,388) of the Group's total revenues.

29 Subsequent events

(a) On January 24, 2013 Caledonia's shareholders approved a share consolidation which will become effective on April 12, 2013. Caledonia's issued common shares will be consolidated on the basis of one post consolidation share for every ten common shares currently in issue. The number of issued common shares will otherwise decrease from 517,061,780 to 51,706,178 following the implementation of the share consolidation, assuming no further common share transactions prior to the effective date. The consolidated shares will commence trading on the TSX on April 12, 2013. After the consolidation the earnings per share as stated on the Consolidated Statements of Comprehensive Income and (Loss) would be as shown below.

	2012	2011	2010
	$	$	$
Earnings per share			
Basic earnings per share	**0.172**	0.24	0.03
Diluted earnings per share	**0.172**	0.24	0.03

The share consolidation will become effective after the date of authorisation of the 2012 consolidated financial statements and is therefore treated as a non–adjusting event after the reporting period.

(b) At the same meeting on January 24, 2013 Caledonia's shareholders resolved that the stated capital account maintained in respect of the Common Shares be reduced by $140,000,000 Cdn., and an offsetting increase shall be made to the contributed surplus account to be recorded on the Company's financial statements.

29 Subsequent events – (continued)

(c) On February 22, 2013 Caledonia paid a maiden dividend of $0.005 per share to all shareholders of record as of February 8, 2013. The gross dividend payable amounted to $ 2,585,309

(d) During January 2013 three directors of the Company exercised share options and acquired 2,600,000 shares in the company

EXHIBIT #14b

CALEDONIA MINING CORPORATION

PROXY AND INFORMATION CIRCULAR

Issued for the Annual Meeting of
the Shareholders Held May 24, 2012

Notice of Annual General and Special Meeting of Shareholders to be held May 24, 2012

Proxy and Information Circular



CALEDONIA MINING CORPORATION

April 20, 2012

Information about Caledonia Mining Corporation may be viewed on its website at www.caledoniamining.com

NOTICE OF ANNUAL GENERAL AND SPECIAL

MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders of Caledonia Mining Corporation (the "Company") will be held in Boardroom No. 44-01, 44th Floor, Scotia Plaza (the offices of the Company's Toronto Solicitors, Borden Ladner Gervais LLP), 40 King Street West, Toronto, Ontario, on Thursday, May 24, 2012 commencing at 10:00 a.m. for the purposes of:

1. receiving the annual report - which includes the financial statements and Auditors' report thereon for the financial year ended December 31, 2011;

2. electing directors;

3. appointing Auditors and authorizing the directors to fix their remuneration;

4. considering an ordinary resolution to adopt a new By-Law No. 1 and repeal the existing Articles as is more particularly described in the Information Circular.

7. transacting such other business as may properly be brought before the meeting.

A copy of the annual report, form of proxy and management proxy circular accompany this notice. Copies of the Company's Annual Information Form, dated March 30, 2012 and its Annual Management Discussion and Analysis, dated March 30, 2012, and audited annual financial statements, have been filed on SEDAR and can be viewed there and on the Company's website at www.caledoniamining.com.

Shareholders will be entitled to vote at the meeting in person or by proxy. Shareholders not attending the meeting may exercise their right to vote by signing, dating and returning the proxy provided – or instruct intermediaries who hold their shares to submit proxies on their behalf. Registered shareholders may also submit their votes electronically by following the accompanying instructions.

BY ORDER OF THE BOARD

DATED: April 20, 2012

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation by and on behalf of the management of Caledonia Mining Corporation (the "Company") of proxies to be used at the Annual General and Special Meeting (the "Meeting") of Shareholders of the Company to be held on Thursday, May 24, 2012 at 10.00 am local time, in Boardroom 44-01, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by officers, employees or agents of the Company. The cost of any such solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company. A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name, who need not be a shareholder of the Company, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy. Proxies may also be submitted electronically pursuant to the instructions which accompany this Information Circular. In all cases, the completed proxy is to be deposited at, or supplied to, the offices of Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than 4:30 p.m. (Toronto, Canada local time) on Tuesday, May 22, 2012.

A shareholder giving a proxy has the right to revoke the proxy by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR all of the matters referred to in the Notice of Meeting and FOR the re-election of the existing Directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this management proxy circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 20, 2012, the Company had issued and outstanding 506,049,280 common shares, each carrying the right of one vote per share. To the best of the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all issued shares of the Company except Pinetree Resource Partnership, of Toronto, Ontario, Canada.

The Board of Directors of the Company has fixed the record date as April 20, 2012 for the purpose of determining who is entitled to receive Notice of Meeting. Shareholders entitled to vote at the meeting will be the shareholders of record at 4:30 p.m. (Toronto, Ontario time) on Tuesday, May 22, 2012. The failure of any shareholder to receive notice of the Meeting shall not deprive the shareholder of voting at the Meeting.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ["CDS"]) of which the Intermediary is a participant. **Non-registered shareholders are advised that only proxies from shareholders of record will be recognized and voted at the meeting.** In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

ELECTION OF DIRECTORS

All of the nominees are now members of the Board of Directors and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until he ceases to be a director. The names of the persons who will be nominated at the meeting for election as directors are set out below.

Name, Office Held and Municipality of Residence	Principal Occupations during past 5 years	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
Carl R. Jonsson,(2)(3)(4)(5) Director, Chairman & Secretary Vancouver, British Columbia, Canada	Lawyer. Principal of Tupper, Jonsson & Yeadon, Barristers & Solicitors.	1992	559,469
Stefan E. Hayden, (3)(4)(5) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and Director of all Caledonia's subsidiary companies.	1996	4,380,000
James Johnstone,(1) Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of various subsidiary companies until September 30, 2006.	1997	Nil

F. Christopher Harvey' [1] Director Oakville, Ontario, Canada	Retired. Until 31 December 2005 employed as Technical Director and Secretary of the Company and Director of various subsidiary companies.	1993	1,204,300
Robert W. Babensee [1][2] Director Toronto, Ontario, Canada	Retired Chartered Accountant. Formerly an assurance specialist in the Canadian accounting firm of BDO Dunwoody LLP (retired December 31, 2004). Formerly the CFO of Golden China Resources Ltd.	2008	Nil
Steven Curtis [5] VP Finance, Chief Financial Officer & Director Johannesburg, South Africa	Financial Director Avery Dennison SA (Pty) Ltd. until March 2006. Since April 2006 VP Finance, Chief Financial Officer and Director of Caledonia	2008	Nil

Notes:
[1] Member of Audit Committee, [2] Member of Compensation Committee, [3] Member of Corporate Governance Committee,
[4] Member of Nominating Committee, [5] Member of Disclosure Committee.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

In compliance with applicable disclosure requirements - C.R. Jonsson has been, within the past 10 years, a director and/or officer of three companies the shares of which were/are listed on the TSX Venture Exchange and its predecessor, in Canada, that were the subject of Cease Trade Orders issued by Provincial Securities Regulators having jurisdiction over them. In the case of each company Mr. Jonsson held the positions incidental to his acting as the Solicitor for the companies:

- Director and Secretary, August 1987 - August 2003, of Global CT & T Telecommunications Ltd. Cease Trade Order was issued against it for failure to file and distribute financial statements - which has not been rescinded.

- Director and Secretary of Global Net Entertainment Corp. until July 4, 2008. Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

- Director until February 4, 2005 of TelcoPlus Enterprises Ltd. Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

At the date of this Information Circular Caledonia Directors are also directors of the following public issuers:

Stefan Hayden -	none	Chris Harvey -	none
Jim Johnstone -	none	Steven Curtis -	none
Carl Jonsson-	Bonterra Energy Ltd.	Robert W. Babensee -	none
-	Comet Industries Ltd.		
-	Acrex Ventures Ltd.		
-	DV Resources Ltd.		
-	Geomark Exploration Ltd.		
-	Pine Cliff Energy Ltd.		
-	Alita Resources Ltd.		
-	Astorius Resources Ltd.		

The Company has not adopted – although the Board of Directors is considering – a "majority voting policy" as recommended by the Toronto Stock Exchange. As a result shareholders can only cast their votes "For" or to "Withhold" in relation to the election of an individual proposed director. A majority voting policy allows shareholders to vote "for" or "against" the election of an individual proposed director and it requires any Director nominee who receives less than a majority of "For" votes to resign from the Board.

APPOINTMENT OF AUDITORS

The shareholders will be asked to vote for the appointment of BDO Canada LLP as Auditors of the Company, to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed, at remuneration to be settled by the Board of Directors. Approval of the ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by holders of Shares represented at the meeting.

APPROVAL OF NEW GENERAL BY-LAW AND REPEAL OF ARTICLES

When the Company was created by the amalgamation of three predecessor companies in 1991 under the British Columbia Company Act it adopted Articles as the document regulating the conduct of its business and affairs. When the Company subsequently Continued under the Canada Business Corporations Act ("CBCA") it did not amend the Articles. Under the CBCA the document regulating the Company's conduct of its business affairs is typically referred to as a By-Law. There is nothing in the existing Articles which are inconsistent with the requirements of the CBCA – but there are some now inappropriate obsolete references to the BC Company Act. The Board of Directors resolved, effective April 2, 2012, to effect minor revisions in the document to correct references to the appropriate corporate legislation. No material changes to the document are being made.

The BCCA provides that directors may amend, repeal or adopt by-laws but only subject to approval by an ordinary resolution passed at the next subsequently held general meeting of the shareholders. Accordingly, the shareholders will be asked to pass the following ordinary resolution at the forthcoming General Meeting:

> "Resolved that the Company's Articles be repealed and that a document submitted to the Meeting and entitled "By-Law No. 1" dated and signed by the Company's Secretary for identification April 2, 2012, be adopted as By-Law No. 1 of the Company."

Because the text of By-Law No. 1 is in excess of 25 pages in length it is not being reproduced in this Information Circular. A copy is available upon request to the Company and a copy will be available at the General Meeting of the Shareholders for review. It can also be viewed on the Company's website.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

QUORUM REQUIREMENTS

The quorum requirement is that there be two members present in person or by proxy and that there be shareholder representation in person or by proxies of shareholders holding at least 5% of the issued shares of the Company. As the Company has 506,049,280 shares issued the requirement for the forthcoming meeting will be that there be shareholder representation of at least 253,024,464 shares.

OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

REPORT ON EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with the requirements of Canadian National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2009, 2010 and 2011 in respect of the Company's named executive officers: A named executive officer ("NEO") means each of the following individuals:

(a) The Chief Executive Officer;

(b) the Chief Financial Officer;

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year.

Summary Compensation Table

Name and principal position (a)	Year (b)	Salary($) (c)	Share-based awards ($) (d)	Option-based awards ($) (e)	Non-equity incentive plan compensation ($) (f)		Pension value ($) (g)	All other compensation ($) (h)	Total compensation ($) (i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)			
Stefan Hayden[1] Chief Executive Officer	2011 2010 2009	459,961 456,396 450,540	- - -	- - -	- - -	- - -	- - -	 127,448 115,591 117,833	587,409 571,987 568,373
Steve Curtis Chief Financial Officer	2011 2010 2009	255,428 242,050 246,240	- - -	- - -	- - -	- - 7,779	- - -	 50,000 42,406 10,000	305,428 284,456 264,019
Rupert Pardoe[2] Chairman of the Board	2010 2009	- -	- -	- -	- -	- -	- -	 38,000 150,000	38,000 150,000
Mark Learmonth VP Business Development and Investor Relations	2011 2010 2009	180,230 179,458 162,601	- - -	- - -	- - -	- - -	- - -	 15,000 14,937 -	195,230 194,395 162,601
Trevor Pearton VP Exploration	2011 2010 2009	180,230 179,458 161,141	- - -	- - -	- - -	- - 6,203	- - -	10,000 8,962 -	190,230 188,420 167,344

(1) Mr. S. E. Hayden is employed indirectly by the Company through an agreement with a private company. The amounts shown are the amounts paid to the private company.

23) Rupert Pardoe resigned as a Director and Chairman December 10, 2010

Outstanding share-based awards and option-based awards

This table shows, for each NEO, for all awards outstanding at the end of the most recently completed financial year – December 31, 2011.

	Option-based Awards				**Share-based Awards**	
Name **(a)**	**Number of securities underlying unexercised options (#)** **(b)**	**Option exercise price ($)** **(c)[2]**	**Option expiration date** **(d)**	**Value of unexercised in-the-money options ($)** **(e)[1]**	**Number of shares or units of shares that have not vested (#)** **(f)**	**Market or payout value of share-based awards that have not vested ($)** **(g)[1]**
Stefan Hayden	6,000,000	0.07	Feb. 11, 2013	360,000	-	-

	3,000,000	0.13	Jan. 31, 2016	-	-	-
Steve Curtis	300,000 400,000 2,300,000 2,500,000	0.07 0.07 0.07 0.13	May 11, 2016 May 31, 2012 Feb. 12, 2013 Jan. 31, 2016	18,000 24,000 138,000 -	- - - -	- - - -
Mark Learmonth	1,000,000 1,500,000	0.07 0.13	Jul. 1, 2013 Jan. 31, 2016	5,100 -	- -	- -
Trevor Pearton	150,000 400,000 250,000	0.07 0.07 0.13	Apr. 29, 2014 Feb. 12, 2013 Jan. 31, 2016	9,000 24,000 -	- - -	- - -

(1) Values in column (e) are calculated based on the difference between the option exercise price of $0.07 per share and $0.13 - the closing price of the Company's shares on the Toronto Stock Exchange ("Exchange") on December 31, 2010.

(2) All of the options detailed above and exercisable at $0.07 per share were originally exercisable at various prices between $0.11 and $0.26 per share. Effective August 10, 2010 the exercise prices of all of such options were reduced to $0.07 per share. The options shown which are exercisable at $0.13 per share were granted to the NEO's January 31, 2011. On that date the closing price of the Company's shares on the Toronto Stock Exchange was $0.13 per share.

Option Repricing

NEO Name (a)	Date of Repricing (b)	Securities under Options/SARs Repriced or Amended (#)(c)	Market Price of Securities at Time of Repricing or Amendment ($/Security) (d)	Exercise Price at Time of Repricing or Amendment ($/Security) (e)	New Exercise Price ($/Security) (f)	Length of Original Option Term Remaining at Date of Repricing (Days) (g)
Stefan Hayden	Aug. 10/2010	4,000,000	0.055	0.235	0.07	623
	Aug. 10/2010	6,000,000	0.055	0.155	0.07	951
Steven Curtis	Aug. 10/2010	300,000	0.055	0.13	0.07	2,100
	Aug. 10/2010	400,000	0.055	0.1125	0.07	659
	Aug. 10/2010	2,300,000	0.055	0.155	0.07	951
Mark Learmonth	Aug. 10/2010	1,000,000	0.055	0.155	0.07	1,056
Trevor Pearton	Aug. 10/2010	150,000	0.055	0.26	0.07	1,358
	Aug. 10/2010	400,000	0.055	0.155	0.07	951

On August 5, 2009 the Board of Directors resolved to reduce the exercise price of all of the options which were then outstanding to $0.07 per share. At that date all of the outstanding options had exercise prices in excess of $0.07 per share - which means that they were - and had been for some time - "out of the money". The repricing of the options required the approval of the shareholders - which was granted at the annual general shareholders meeting, held May 18, 2010. The repricing was subsequently approved by the Exchange and the Company resolved to make the repricing effective August 10, 2010.

Incentive plan awards – value vested or earned during the year ended December 31, 2011:

During the fiscal year no incentive plan awards were granted to any of the NEOs except the share purchase options which were granted to them as detailed on page 8.

All of the options which the Company has granted have been granted pursuant to the Company's Option Plan – which can be viewed on the Company's website.

Compensation Discussion and Analysis

The Company pays – and rewards – its NEO's in the amounts specifically detailed in the Tables above. The following comments with respect to the remuneration of the NEO's are provided pursuant to the requirements of Canadian Securities National Instrument 51-102:

(a) In providing the compensation, and structuring it with the various elements, the Company's objective is to reward the NEO's generously enough that they are sufficiently happy with their remuneration that they are keen to stay in the service of the Company and motivated to provide the highest quality services possible.

(b) The compensation packages of the NEO's contain various elements, as follows:

(i) Mr. Hayden's compensation contains a number of elements:

A. His compensation is provided through an agreement with a management services contract with Epicure Overseas S.A., a private Panamanian company ("management company"), which contain requirements for the payment of the equivalent of a basic salary, an annual increase in the basic rate of pay based on increases in the annual Canadian Cost Of Living Index, and bonuses for reaching certain specified benchmarks. The benchmarks are the achievement of various defined elements of success with respect to progress in the Company's development of its mineral properties, securing financing for the Company and achieving the completion of certain agreements that would be of particular benefit to the Company. For each benchmark achieved the management company is entitled to receive a bonus equal to 7.5% of the base remuneration paid for the year in which the benchmark is achieved. The remuneration paid to the management company for 2011 was $459,961. No benchmark bonuses were paid to the management company during 2011. The agreement with the management company also provides for the payment to it of a monthly amount to compensate for the personal expenses incurred by Mr. Hayden in performing his services for the Company - in lieu of having to keep records and present invoices for the detailed expenses. The monthly approved unvouchered expense allowance paid for 2011 in total was $102,448 and the amount is also increased annually by the annual increase in the South African cost of living index;

B. His remuneration also includes grants of share purchase options;

C. Indirectly Mr. Hayden receives a further element of compensation in that the Company rents its Johannesburg office facilities from a private company, the shares of which are owned by members of Mr. Hayden's family.

(ii) The remuneration for each of Messrs. Curtis, Learmonth and Pearton consists of a salary, discretionary bonus and share purchase options;

(c) While the NEO's have all been granted share purchase options they were, for most of the period until they were repriced to $0.07 per share, effective August 10, 2010, "out of the money" and had not resulted in the NEO's receiving any benefits from the options. Messrs. Hayden and Curtis are also paid the same per annum directors' fees (currently $25,000 per annum) that are paid to all of the Directors.

(d) The various elements of the compensation of the NEO's have been chosen to make the compensation packages competitive with what is offered by other comparable companies. The actual amounts are settled by negotiations with the NEO's from time to time.

(e) In settling the agreed amounts of the compensation payable to Mr. Curtis, and to the company which provides Mr. Hayden's services, consideration was given to the fact that both of them work out of the Company's office in Johannesburg, South Africa with minimal office support personnel – with the result that it is expected that they will, on average, work substantially longer than what might be considered normal hours for executives, and perform a wider variety of services for the Company than might otherwise be expected from people holding their positions.

Director compensation table

This table shows all amounts of compensation paid or provided to the Directors – exclusive of the NEO's whose compensation is detailed in the Summary Compensation Table on page 5 - for the Company's financial year ended December 31, 2011.

Name	Directors Fees earned ($)	Share-based awards ($)	Option-based awards	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)[1]	(e)	(f)	(g)	(h)
James Johnstone	25,000	-	1,600,000	-	-	[3]	30,000
Christopher Harvey	25,000	-	1,600,000	-	-	[3]	30,000
Carl R. Jonsson	25,000	-	1,600,000	-	-	[2]	25,000
Robert Babensee	25,000	-	1,750,000	-	-	[3]	35,000

(1) The options shown in this column were granted to the named individuals on January 31, 2011. On that date the closing price of the Company's shares on the Toronto Stock Exchange was $0.13 per share. As a result, the options had no value at the date they were granted.

(2) Carl R. Jonsson is a principal of the Vancouver law firm of Tupper, Jonsson & Yeadon which acts as the Company's principal lawyers. Mr. Jonsson's services to the Company are

rendered through Tupper Jonsson & Yeadon and he, accordingly, indirectly shares in fees paid to that firm for services rendered. Mr. Jonsson does not get paid any other direct remuneration for his services or for acting as the Company's Board Chairman and Corporate Secretary.

(3) In addition to their Directors' fees Mr. Babensee receives $10,000 per year for acting as Chairman of the Audit Committee and Messrs. Johnstone and Harvey receive $5,000 per year for acting as members of the Audit Committee.

The Company does not have a long-term incentive plan, a pension plan or other form of defined benefit plan – other than its Stock Option Plan.

The Compensation Committee reviews the compensation paid to directors annually. Based on compensation paid to Directors at other companies comparable to Caledonia and on the additional risks and responsibilities assumed by the directors it recommends compensation paid to Caledonia's directors. From July 1, 2004 to June 30, 2009 the fees paid to Directors were $10,000 per year, an hourly amount for preparation and participating in telephone board meetings and a per diem fee for travel time to, and participating in, board meetings. Since June 1, 2009 the fees have been changed to a flat fee per year (presently $25,000) - plus reimbursement for out-of-pocket expenses incurred in relation to attendance at Board or Committee meetings.

Since June, 2003 the Company has maintained Directors and Officers liability insurance for directors and officers of the Company and its affiliates with coverage of $2,000,000 Canadian per occurrence and in the aggregate.

Termination of Employment, Change of Responsibilities and Employment Contracts

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for:

> (a)(i) a "Key Executive Severance Protection Plan" between Caledonia and. S.E. Hayden dating from 1996 and (ii) the indirect employment of Mr. S.E.Hayden through a management and administrative agreement. The "Severance Plan" calls for severance payments to Mr. Hayden if his employment is terminated as a result of a change of control of Caledonia;
>
> (b) there are letters of appointment dated May 10, 2005 with Messrs. Harvey and Jonsson. Caledonia has also entered into Indemnification Agreements with its Directors and Senior Officers.
>
> (c) a service agreement between Caledonia and Mr. Curtis dated April 1, 2008.

Composition of the Compensation Committee

The Company has a Compensation Committee ("Committee") - presently comprised of two directors - Carl Jonsson (Chairman) and Robert Babensee. All issues as to compensation of the Directors and Officers are considered by the Committee. Mr. Jonsson provides the Company with legal services and as a Director, Officer and Committee member. He has therefore been a service provider within the past three years and is not considered an independent director. Mr. Babensee is independent.

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the common shares of the Company with the TSX Composite Index for the last five years on the basis of cumulative total return.

Caledonia Shares vs TSX Composite at December 31, 2011 (assuming $100 of Caledonia shares were purchased on January 1, 2007:

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0

	Dec.06	Dec.07	Dec.08	Dec.09	Dec.10	Dec. 11
Caledonia shares	$100	$87	$57	$57	$135	$85
S&P/TSX composite index	$100	$122	$80	$104	$119	$92.50

Notwithstanding the fact that the value of the Company's shares has, in some years, declined on the markets on which the shares trade, the compensation levels of the Company's NEO's have increased by amounts which were at, or in excess of, the inflation rates experienced in the countries in which the Company conducts its business activities and in which its shares trade. The compensation of the Company's NEO's has never been determined in relation to the prices at which its shares have traded.

CORPORATE GOVERNANCE PRACTICE

The Company is subject to Canadian National Instrument 58-101 ("NI 58-101") Disclosure of Corporate Governance Practices. This Instrument requires a company to include in its management information circular the disclosure required by Form 58-101F1. The Company's Statement of Corporate Governance Practices, which has been prepared by the Corporate Governance Committee follows:

Mandate of the Board

The Board of Directors of the Company is responsible for the overall stewardship of the Company, and has full power and authority to manage and control the affairs and business of the Company. The mandate of the Board of Directors is detailed in the "Charter of the Board of Directors" which can be viewed on the Company's website at www.caledoniamining.com.

Amongst other things, the Board is responsible for:

1. supervising the officers of the Company in their management of the business and affairs of the Company;
2. adoption of and managing the Company's strategic planning process;
3. identifying and managing principal risks to the Company's business;
4. succession planning including the appointment, training, monitoring and appraisal of senior officers of the Company;
5. overseeing the administration of a policy for communications by the Company with shareholders, the investment community, the media, governments and the general public;
6. examination, through its Audit Committee, of the effectiveness of the company's internal control processes and management information systems. The Board consults with the VP Finance and management of the Company to ensure the integrity of these systems;
7. developing position descriptions and terms of reference for the Board, the President and Chief Executive Officer and the committees of the Board; and
8. ensuring that Directors may hire outside advisors, at the expense of the company, in appropriate circumstances.

The Board holds regular meetings and additional meetings to address special items of business. The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. On average the Board has met approximately six times per year during the past five years, including a board meeting at the time of the AGM in Toronto when all the directors are normally present in person.

As part of the Board's responsibility for the strategic planning process of the Company, the Board considers and, where appropriate, adopts the goals of the business that are proposed by Management and the strategies and policies within which the Company is managed. Management is required to seek the approval of the Board for material deviations, financial or otherwise, from the approved business goals, strategies and policies of the Company.

Board Composition

The Board believes that the extensive knowledge of both the independent and the non-independent Directors of the Company's business is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board. The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Messrs. Hayden and Curtis is most valuable to the other directors and to the Company as a whole.

Caledonia's Board members consider that the Board's current composition is efficient and appropriate considering the extent of the Company's activities and the location of the properties on which most of its activities are conducted. The Board has concluded that three of the six directors, Messrs. Harvey, Johnstone and Babensee, are independent directors within the meaning of the NI 58-101 definitions.

The Company does not have a significant shareholder, defined by the Toronto Stock Exchange as a shareholder with the ability to exercise a majority of votes for the election of directors.

Board Committees
The Board of Directors has five standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee and the Disclosure Committee.

Audit Committee
The Audit Committee, comprised of Messrs.Johnstone, Harvey and Babensee – and is chaired by Mr. Babensee. The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties. The Audit Committee is responsible for reviewing and making recommendations to the Board on:

2. financial statements and the related reports of management and external auditors;
2. accounting and financial reporting procedures and methods;
3. internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.

The Board has adopted a "Charter of the Audit Committee" which is attached as Appendix "A".

Corporate Governance Committee
Attached as Appendix "B" is Form 58-101F1 - which is to provide certain Corporate Governance disclosure.

Composition of Other Committees
The composition of the Committees not detailed above is:

-	Nominating Committee	-	Stefan Hayden - Chairman Carl Jonsson
-	Corporate Governance Committee	-	Carl Jonsson - Chairman Stefan Hayden
-	Disclosure Committee	-	Stefan Hayden Carl Jonsson Steven Curtis

Additional Information
Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company's website at www.caledoniamining.com Financial information is provided in the Company's comparative financial statements prepared and audited to December 31, 2010 and in its annual MD&A dated March 15, 2011.

Copies of any of the documents which are described in the Information Circular as being available to be viewed on the Company's website. They also can be obtained by contacting the Company at:

Suite 1201, 67 Yonge Street,
Toronto, Ontario, Canada M5E 1J8
Phone: 1-416-369-9835
email: Jonsson@securitieslaw.bc.ca

BY ORDER OF THE BOARD OF DIRECTORS DATED: April 20, 2012

APPENDIX "A"

CALEDONIA MINING CORPORATION

Charter of the Audit Committee of the Board of Directors

(As adopted November 9, 2006)

I. Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Caledonia Mining Corporation ("Caledonia") is to assist the Board in its oversight of the:

- integrity, adequacy and timeliness of Caledonia's financial reporting and disclosure practices;

- processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;

- compliance with legal and regulatory requirements related to financial reporting; and

- independence and performance of Caledonia's independent external auditors ("Auditors").

The Committee shall be constituted and perform its activities in compliance with all applicable governmental and securities laws, regulations and rules ("Rules").

The Committee's role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia's financial statements in accordance with generally accepted accounting principles.

II. Authority

1. The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the Auditors as well as any officer of Caledonia, or Caledonia's outside counsel, to attend a meeting of the Committee or to meet with any Members of the Committee ("Members"), or consultants to the Committee.

2. The Committee shall have unrestricted access to Caledonia's books and records.

3. The Committee has authority to:

    (a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

    (b) set and pay the compensation for any advisors engaged by the Audit Committee; and

    (c) communicate directly with the internal and external auditors.

III. Composition and Meetings

1. The Committee and its Members shall meet all applicable legal, regulatory and listing requirements;

2. Members and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be appointed annually at the first Board meeting following the annual general meeting; and in the absence of such appointment, and pending such appointment, the Committee shall continue to be comprised of its existing members;

3. The Committee shall be comprised of three or more directors, one of whom shall serve as the Chairperson;

4. Each member of the Committee shall satisfy the applicable laws and regulations, and the rules of any stock exchange or market upon which the shares of Caledonia are listed or proposed to be listed for trading (hereinafter generally called the "Stock Exchange"), and each member shall be independent as defined by the Rules and free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from Management or the Auditors;

5. All Members shall be, or promptly after appointment shall become, financially literate as defined by the Rules.

6. The Committee shall meet, at the discretion of the Chairperson or a majority of the Members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the Members shall constitute a quorum;

7. If and whenever a vacancy shall exist, the remaining Members may exercise all of its powers and responsibilities so long as a quorum remains in office;

8. Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the Members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose; in the case of a tie the Chairperson shall have a second or tie-breaking vote;

9. The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee's activities;

10. The Committee may invite such other persons to its meetings as it deems appropriate; and

11. The Auditors will have direct access to the Committee on their own initiative.

12. The Chairperson of the Committee ("Chairperson"), or other Member so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

13. The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

IV. Responsibilities

A. With Respect to financial disclosure documents:

1. The Committee shall review Caledonia's interim unaudited and annual audited financial statements and report thereon to the Board prior to their being filed with the appropriate regulatory authorities or published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so;

2. The Committee shall review Management's Discussion and Analysis relating to annual and interim financial statements, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed with the appropriate regulatory authorities or published or distributed;

3. The Committee shall review Management's earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities or published or distributed;

4. The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management's response and subsequent follow-up to any identified weaknesses;

5. The Committee shall review the evaluation of internal controls by the Auditors, together with Management's response;

6. The Committee shall meet no less frequently than annually separately with the Auditors and Caledonia's Chief Financial Officer to review Caledonia's accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate;

7. The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Caledonia, including the resolution of disagreements between management and the Auditors regarding financial reporting;

8. The Committee must pre-approve all non-audit services to be provided to Caledonia or its subsidiary entities by the Auditors;

9. The Committee must be satisfied that adequate procedures are in place for the review of Caledonia's public disclosure of financial information extracted or derived from

Caledonia's financial statements, other than the public disclosure referred to in sub-clauses 1, 2 and 3 of Clause IV.A above, and must periodically assess the adequacy of those procedures;

10. The Committee must establish procedures for:

    (a) the receipt, retention and treatment of complaints received by Caledonia regarding accounting, internal accounting controls, or auditing matters; and

    (b) the confidential, anonymous submission by employees of Caledonia of concerns regarding questionable accounting or auditing matters.

11. The Committee must review and approve Caledonia's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

B. With Respect to the Auditors

1. The Auditors are ultimately accountable to the shareholders of Caledonia. The Board has the authority to nominate the Auditors to be proposed for shareholder approval in any proxy statement. The Board will set the compensation for the Auditors - but only after the Committee has given its recommendations as to their compensation;

2. The Committee shall review the performance of the Auditors;

3. The Auditors must report directly to the Committee;

4. The Committee shall annually recommend to the Board the appointment or reappointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant;

5. The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Caledonia. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor's report to satisfy itself of the Auditor's independence;

6. The Committee shall review the Auditor's audit plan, including scope, procedures and timing of the audit.

C. Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:

1. Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities;

2. Making enquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimize such risks.

DATED: November 9, 2006

APPENDIX "B"

FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE
CALEDONIA MINING CORPORATION

1. Board of Directors **(a) Disclose the identity of directors who are independent**	The Company has determined that 3 of its current 6 directors are "independent", within the meaning of NI 58-101. The following directors are "independent": - James Johnstone - Christopher Harvey - Robert Babensee
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Stefan Hayden, Steven Curtis and Carl R. Jonsson are not "independent" within the meaning of NI 58-101. Messrs. Hayden and Curtis are full-time paid officers and executives of the Company - and Mr. Jonsson, in his capacity as the Company's lawyer, receives compensation for his services rendered.
(c) Disclose whether or not a majority of directors are independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	As per (a) and (b) above, 50% of the directors of the Company are "independent", within the meaning of NI 58-101.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The only director who acts as a director of other reporting issuers is Carl Jonsson. He is a director of the following other reporting issuers: - Bonterra Energy Ltd. - Geomark Exploration Ltd. - Comet Industries Ltd. - Acrex Ventures Ltd. - DV Resources Ltd. - Pine Cliff Energy Ltd. - Alita Resources Ltd. - Astorius Resources Ltd.
(e) Disclose whether or not the independent directors hold regularly schedules meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do	The Company holds one regularly scheduled in-person Board Meeting annually - held in conjunction with the AGM - and at least five regularly scheduled telephone conference Board Meetings each year. The agendas of these meetings occasionally include the holding of a meeting "in camera" which excludes participation by Messrs. Hayden and Curtis as the Directors representing management of the Company. Open and candid discussion is encouraged at all meetings. Meetings only include meetings of the independent directors if such a meeting is requested by an independent director. In

not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors	2011 there was a total of seven meetings of the board of directors including the scheduled meetings mentioned above - and three meetings of the independent directors.
(f) Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors	Carl Jonsson, who is also the Company's principal Solicitor and Corporate Secretary and who is not considered independent, was appointed Chairman of the Board December 10, 2010. The Chairman of the Board has the responsibility of overseeing the efficient operation of the Board and its committees. The Board does not have a lead director and no specific independent director who is responsible to provide leadership of the independent directors.
(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.	The Company held seven Board meetings in 2011. All of the Directors attended all of the meetings except that Chris Harvey did not attend one meeting and Jim Johstone did not attend two meetings.
2. Board Mandate **Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.**	The Company has a written Charter of the Board of Directors. It can be viewed on the Company's website at www.caledoniamining.com
3. Position Descriptions **(a) Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair or each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position**	The Board has established position descriptions for the Chairman of the Board as well as for the Chairs of each committee. The primary responsibility of the Chairs is to ensure that the Board and its committees are operating effectively and meet the objectives set in their respective charters. Committee chairs report periodically to the Board - usually in Board meetings. Chairs are expected to report in writing to the Board any matters they consider being of importance. The composition of the Committees can be found on the Company's website at www.caledoniamining.com in the Corporate

	Governance section and on page 12 of the Information Circular.
(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board has not established written position descriptions for the President and Chief Executive Officer of the Company. Nevertheless they are expected to fulfill the responsibilities that normally go with those positions - which includes the following key responsibilities; set the strategic direction of the Company in conjunction with the Board and then execute the strategy; provide leadership; procure the necessary financing to enable the Company to continue its planned work programs and report on a regular basis to the Board and the Company's shareholders.
4. Orientation and Continuing Education **(a) Briefly describe what measures the Board takes to orient new directors regarding** **(i) the role of the Board, its committees and its directors, and** **(ii) the nature and operation of issuer's business**	The normal orientation for a new director includes meeting with the other directors and the senior management of the Company. The goal is to provide a new director with a history of the Company and provide him/her with a briefing of the key strategies and issues that the Company is currently facing. In addition, particularly if the director is new to the role of director, the orientation also includes a briefing of his/her responsibilities, regarding the legal responsibilities of being a director and an insider of the Company. The orientation includes a discussion on how the Board and its committees function including the anticipated time commitments. He/she is provided with the relevant documentation including the Company's corporate governance documents. A new director is invited to meet the key members of management and to study the Company's material documents and recently published materials.
b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	The Company does not provide continuing education for its directors except if and when a director makes a request. Directors are encouraged to attend relevant seminars and other educational presentations when they are available. Other directors periodically discuss the performance of the directors on an informal basis.

5. Ethical Business Conduct	
(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board expects directors and Company employees to behave ethically at all times and has adopted a written code of ethics policy, which includes a "whistleblower" provision.
(i) disclose how a person or company may obtain a copy of the code;	A copy of the Company's Code of Business Conduct and Ethics, dated April 8, 2004, can be found on the Company's website at www.caledoniamining.com in the Corporate Governance Section
(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	The Board does not formally monitor compliance with the Code. Directors maintain an informal awareness of the Code and would normally be alert to any violation of the Code. The Board does not have any formal established procedures to alert it to any violations to the Code.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	There were no reported incidents relating to the Company's Code of Ethics/whistleblower policy since its adoption in 2004.
(b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors are required to disclose any actual or potential conflict of interest situation. As such, the director must excuse himself from any such discussions and refrain from voting on any such issues. The Chair may also request that a director excuse himself or abstain from voting on an issue if he feels that there may be a conflict.
(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	None specifically - except the general prevailing awareness by the Directors that they are expected to cause the Company to maintain ethical business conduct.
6. Nomination of directors	
(a) Describe the process by which the Board identifies new candidates for Board nomination.	The Company's Nominating Committee consists of the Company's President and CEO, Stefan Hayden and Carl Jonsson, the Company's Chairman and Secretary. The Nominating Committee undertakes no activities except if and when the Board determines that a new Director should or must be appointed. However, all Directors recognize the value of having persons on the

	Board who can contribute - and all Directors therefore have an open mandate to stay alert to identifying persons who would be potentially valuable additions to the Board and to make recommendations in that regard to the Nominating Committee.
(b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Nominating Committee is comprised entirely of non independent Directors.[SEH1] As to the Committee's objectivity see sub-clause (a) above.
(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	See above
7. Compensation	
(a) Describe the process by which the Board determines the compensation for the issuer's directors and officers	The Company has prepared the Compensation report "Corporation Discussion and Analysis" included in this Information Circular incorporating the new executive compensation disclosure requirements contained in the amendments to National Instrument 51-102 continuous disclosure obligations.
(b) Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Compensation Committee is comprised of Robert Babensee, who is an "independent" Director, and Carl Jonsson who is considered to be "non-independent". With respect to Directors' and Officers' compensation generally it is considered by the full Board which has 50% "independent" Directors.
(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The principal responsibilities of the Compensation Committee are to review the compensation for the directors, the President and Chief Executive Officer, the Chairman, and the executive officers of the Company, and to prepare the executive compensation report for disclosure to shareholders.
(d) If a compensation consultant or advisor has, at any time since the	Neither the Company nor the Compensation Committee have at any time retained the services of a

beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	compensation consultant or advisor
8. Other Board Committees **If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.**	(i) The primary role of the Corporate Governance Committee is to develop and implement corporate governance principles and policies established by the Board and to ensure that these principles are regularly reviewed, updated and adhered to. (ii) The function of the Disclosure Committee is to maintain a current awareness of the disclosure requirements applicable to publicly traded companies and as required by the rules of the Toronto Stock Exchange and securities regulatory authorities having jurisdiction. Then the Committee and its members are expected to ensure that the disclosures by the Company are in compliance with those requirements.
9. Assessments **Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.**	Neither the Board, the Committees nor individual Directors are regularly assessed with respect to their effectiveness and contribution. In the annual Board Meetings held in conjunction with the Annual General Meeting there was always discussion of the performance of the Board and the Committees.

4. Orientation and Continuing Education	
(a) Briefly describe what measures the Board takes to orient new directors regarding **(i) the role of the Board, its committees and its directors, and** **(ii) the nature and operation of issuer's business**	The normal orientation for a new director includes meeting with the other directors and the senior management of the Company. The goal is to provide a new director with a history of the Company and provide him/her with a briefing of the key strategies and issues that the Company is currently facing. In addition, particularly if the director is new to the role of director, the orientation also includes a briefing of his/her responsibilities, regarding the legal responsibilities of being a director and an insider of the Company. The orientation includes a discussion on how the Board and its committees function including the anticipated time commitments. He/she is provided with the relevant documentation including the Company's corporate governance documents. A new director is invited to meet the key members of management and to study the Company's material documents and recently published materials.
b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	The Company does not provide continuing education for its directors except if and when a director makes a request. Directors are encouraged to attend relevant seminars and other educational presentations when they are available. Other directors periodically discuss the performance of the directors on an informal basis.

5. Ethical Business Conduct	
(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board expects directors and Company employees to behave ethically at all times and has adopted a written code of ethics policy, which includes a "whistleblower" provision.
(i) disclose how a person or company may obtain a copy of the code;	A copy of the Company's Code of Business Conduct and Ethics, dated April 8, 2004, can be found on the Company's website at www.caledoniamining.com in the Corporate Governance Section
(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor	The Board does not formally monitor compliance with the Code. Directors maintain an informal awareness of the Code and would normally be alert to any violation

compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	of the Code. The Board does not have any formal established procedures to alert it to any violations to the Code.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	There were no reported incidents relating to the Company's Code of Ethics/whistleblower policy since its adoption in 2004.
(b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors are required to disclose any actual or potential conflict of interest situation. As such, the director must excuse himself from any such discussions and refrain from voting on any such issues. The Chair may also request that a director excuse himself or abstain from voting on an issue if he feels that there may be a conflict.
(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	None specifically - except the general prevailing awareness by the Directors that they are expected to cause the Company to maintain ethical business conduct.
6. Nomination of directors	
(a) Describe the process by which the Board identifies new candidates for Board nomination.	The Company's Nominating Committee consists of the Company's President and CEO, Stefan Hayden and Carl Jonsson, the Company's Chairman and Secretary. The Nominating Committee undertakes no activities except if and when the Board determines that a new Director should or must be appointed. However, all Directors recognize the value of having persons on the Board who can contribute - and all Directors therefore have an open mandate to stay alert to identifying persons who would be potentially valuable additions to the Board and to make recommendations in that regard to the Nominating Committee.
(b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Nominating Committee is comprised entirely of non independent Directors. As to the Committee's objectivity see sub-clause (a) above.
(c) If the Board has a nominating	See above

committee, describe the responsibilities, powers and operation of the nominating committee.	
7. Compensation	
(a) Describe the process by which the Board determines the compensation for the issuer's directors and officers	The Company has prepared the Compensation report "Corporation Discussion and Analysis" included in this Information Circular incorporating the new executive compensation disclosure requirements contained in the amendments to National Instrument 51-102 continuous disclosure obligations.
(b) Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Compensation Committee is comprised of Robert Babensee, who is an "independent" Director, and Carl Jonsson who is considered to be "non-independent". With respect to Directors' and Officers' compensation generally it is considered by the full Board which has a majority of "independent" Directors.
(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The principal responsibilities of the Compensation Committee are to review the compensation for the directors, the President and Chief Executive Officer, the Chairman, and the executive officers of the Company, and to prepare the executive compensation report for disclosure to shareholders.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Neither the Company nor the Compensation Committee have at any time retained the services of a compensation consultant or advisor
8. Other Board Committees	

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	(i) The primary role of the Corporate Governance Committee is to develop and implement corporate governance principles and policies established by the Board and to ensure that these principles are regularly reviewed, updated and adhered to. (ii) The function of the Disclosure Committee is to maintain a current awareness of the disclosure requirements applicable to publicly traded companies and as required by the rules of the Toronto Stock Exchange and securities regulatory authorities having jurisdiction. Then the Committee and its members are expected to ensure that the disclosures by the Company are in compliance with those requirements.
9. Assessments **Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.**	Neither the Board, the Committees nor individual Directors are regularly assessed with respect to their effectiveness and contribution. In the annual Board Meetings held in conjunction with the Annual General Meeting there was always discussion of the performance of the Board and the Committees.

Directors and Management at April 20, 2013

BOARD OF DIRECTORS

C. R. Jonsson (2) (3) (4) (5) - Chairman
Principal of Tupper Jonsson& Yeadon
Barristers & Solicitors
Vancouver, British Columbia,
Canada

S. E. Hayden(3) (4) (5) (6) (7)
President and Chief Executive Officer
Johannesburg, South Africa

J. Johnstone (1) (6)
Retired Mining Engineer
Gibsons, British Columbia, Canada

R. Patricio (7)
Non- executive Director
Toronto, Ontario, Canada

OFFICERS

C. R. Jonsson - Chairman
Corporate Secretary
Principal of Tupper Jonsson& Yeadon
Barristers & Solicitors
Vancouver, British Columbia,
Canada

S. E. Hayden
President and Chief Executive Officer
Johannesburg, South Africa

S. R. Curtis
Vice-President Finance and Chief
Johannesburg, South Africa

Dr. T. Pearton (6)
Vice-President Exploration

Johannesburg, South Africa

R. W. Babensee (1) (2)
Chartered Accountant – Retired
Toronto, Ontario, Canada

S. R. Curtis (5) (7)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa

L.A. Wilson (1) (7)
Non- executive Director
Rowayton, Connecticut,
Connecticut, USA

J. L. Kelly (1) (7)
Non- executive Director
Pound Ridge, New York, USA

J.M. Learmonth (7)
Vice-President Business Development
Johannesburg, South Africa

BOARD COMMITTEES

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

CORPORATE DIRECTORY
CORPORATE OFFICES
Canada - Head Office
Caledonia Mining Corporation
Suite 1201, 67 Yonge Street
Toronto, Ontario M5E 1J8 Canada
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449
info@caledoniamining.com

South Africa – Africa Office
Greenstone Management Services (Pty) Ltd.
P.O. Box 834
Saxonwold 2132
South Africa
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554

Zambia
Caledonia Mining (Zambia) Limited
P.O. Box 36604
Lusaka, Zambia
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154

Zimbabwe
Caledonia Holdings Zimbabwe (Limited)
P.O. Box CY1277
Causeway, Harare
Zimbabwe
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248

CAPITALIZATION at March 26, 2013
Authorised: Unlimited
Shares, Warrants and Options Issued:

Common Shares:	5517,061,780
Warrants:	Nil
Options:	30,696,500

SOLICITORS
Tupper, Jonsson & Yeadon
1710-1177 West Hastings St, Vancouver,
British Columbia V6E 2L3 Canada

Borden Ladner Gervais LLP
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4 Canada

AUDITORS
BDO Canada LLP
Chartered Accountants
Suite 3300, 200 Bay Street
Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada

REGISTRAR & TRANSFER AGENT
Equity Transfer Services Inc.
Suite 400 200 University Ave.
Toronto, Ontario M5H 4H1 Canada
Tel: (416) 361 0152 Fax: (416) 361 0470

BANKERS
Canadian Imperial Bank of Commerce
6266 Dixie Road
Mississauga, Ontario L5T 1A7 Canada

NOMADS AND BROKERS (AIM)
Canaccord Genuity Limited
88 Wood Street
London EC2V 7QR
Fax: +44 20 7523 8134
Tel: + 44 20 7523 8000

SHARES LISTED
Toronto Stock Exchange Symbol “CAL”
NASDAQ OTC BB Symbol "CALVF"
London “AIM” Market Symbol “CMCL”
Web Site: http://www.caledoniamining.com

EXHIBIT #14c

CALEDONIA MINING CORPORATION

MINERAL PROPERTIES

The following is a summary of Caledonia's mineral properties and the capitalized costs as at the 31st December 2012 – in Canadian dollars:

Africa:

South Africa	-
Zambia	10,894,000
Zimbabwe	11,592,000
	$ 22,486,000

NOTE: The cost of acquisition of mineral properties and all related exploration and development expenditures, less recoveries, are capitalized and carried as an asset to be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of. The zero value attributable to South Africa relates to Rooipoort which was fully impaired in 2011.

EXHIBIT #14d

SUMMARY OF REPORT
ON THE NAMA PROPERTY IN ZAMBIA

Prepared by Applied Geology Services cc
on behalf of
Caledonia Mining Corporation
May 1, 2008

Qualified Persons who prepared the Report - David E.C.S. Grant

Summary
Caledonia Nama Limited (Caledonia (Nama)), a subsidiary of Caledonia Mining Corporation is the sole owner of a Retention Licence over approximately 80 000ha in the Solwezi District of the Northwestern Province of Zambia in sub-Saharan Africa. The licence has been granted for a period of three years from February 2007 after which it must be converted to mining titles. It lies on the northwestern flank of the Zambian Copperbelt and has potential for high tonnage, low-grade cobalt-copper-nickel mineralisation referred to as the Nama Project. The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group. The mineralisation occurs in a deep weathered profile and is probably caused by the oxidation of primary disseminated cobalt-copper-nickel sulphides combined with supergene redistribution and precipitation, especially in the near surface environment. This has produced both flat lying and inclined resource bodies of mineralisation. Caledonia started operations in the area in 1994 and in the ensuing years acquired five Prospecting Licences and undertook an exploration program commencing with soil sampling supported by airborne geophysical surveys and concluded with a drilling campaign. The drilling amounted to 323 reverse circulation holes totalling 38,119 metres followed by five diamond drill holes totalling 1445m. This drilling is in addition to 25 diamond drill holes drilled by Roan Selection Trust, Zamanglo and JCI in the Nama area and on the flank of the Konkola dome and 23 auger holes drilled by Roan Selection Trust. In 2007, Caledonia embarked on a drilling program in the Nama Retention Licence area and some of this drilling was undertaken over the D Anomaly. This report presents an estimation of indicated and inferred resources based on the results of 38 boreholes drilled into the D anomaly in the northeast to east-central parts of the Retention Licence. This resource of the shallow dipping hematite-magnetite body. is summarised in the table below.

Follow-up drilling is required over the D Anomaly to upgrade the known resources and delineate their extensions. Further work is required on the correlation of the stratigraphy in the Nama area to establish the extent that the mixtite units correlated with the lower Kundelungu Group owe their presence in the A Anomaly area to structural disturbance.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured resources" and "indicated resources". We advise U.S. investors that these terms are not recognised by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the term "inferred resources". We advise U.S. investors that this term is not recognised by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

	Volume	Density	Tonnage	Co		Cu		Ni	
	m3	Kg/m3	tonnes	%	Tons	%	Tons	%	Tons
Indicated Resource D1 (iron oxide)	2,627,688	3.5	9,196,906	0.165	15,170	0.067	6,160	0.050	4,600
Inferred									
Resource									
D1 (iron oxide)	4,092,188	3.5	14,322,656	0.138	19,770	0.054	7,730	0.051	7,300
D2 (peripheral)	2,747,875	3.5	9,617,563	0.041	3,940	0.019	1,830	0.017	1,630
Surface									
D3 (elluvial)	2,692,375	2.7	7,269,413	0.055	4,000	0.028	2,040	0.013	950
D4 (elluvial)	6,761,563	2.7	18,256,219	0.035	6,390	0.017	3,100	0.013	2,370
D5 (elluvial)	1,943,125	2.7	5,246,438	0.038	1,990	0.031	1,630	0.022	1,150
Inferred Subtotal	18,237,126		54,712,289	0.066	36,090	0.030	16,330	0.024	13,400

The iron oxide (D1 type) resource is tabled separately from the other resource types on account of its more competent nature and mineralogy. The haematite and magnetite comprising this body are enriched in cobalt and would require a different metallurgical process from that of the other D resource bodies.

The complete Report may be viewed on the Company's website.

SUMMARY OF REPORT
ON THE NAMA PROPERTY IN ZAMBIA

Prepared by Applied Geology Services cc
on behalf of
Caledonia Mining Corporation
March 8, 2007

Qualified Persons who prepared the Report - Michael J. Haslett
- David E.C.S. Grant

3. Summary

Caledonia Nama Limited (Caledonia), a subsidiary of Caledonia Mining Corporation holds a Retention Licence over approximately 80000 hectares of ground in the Solwezi District of the Northwestern Province of Zambia in sub-Saharan Africa. It lies on the northwestern flank of the Zambian Copperbelt and has potential for high tonnage, low-grade cobalt-copper-nickel mineralisation. The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group.

Caledonia started operations in the area in 1994 and in the ensuing years acquired five Prospecting Licences and undertook an exploration programme commencing with soil sampling supported by airborne geophysical surveys and concluded with a drilling campaign. The drilling amounted to 323 reverse circulation holes totalling 38,119 metres followed by five diamond drill holes totalling 1445m. This drilling is in addition to 25 diamond drill holes drilled by Roan Selection Trust, Zamanglo and JCI in the Nama area and on the flank of the Konkola dome and 23 auger holes drilled by Roan Selection Trust.

Exploration by Caledonia and its predecessors has identified 18 targets of which seven have been drilled to a greater or lesser extent. Most of the drilling activity has focussed on the A or Discovery Anomaly in the central-eastern parts of the Retention Licence area. This work has enabled declaration of an Indicated Resource as per the table below, to a depth of more than 210m below surface. The oxide mineralisation potentially extends below this depth. Other anomalies did not receive as much exploration attention but the data from one target should be re-examined for a resource declaration. Three anomalies require further investigation and the remaining 11 untested targets should be explored.

Initial bench and small bulk sample metallurgical testing has indicated that the oxide material can be upgraded into a concentrate by dense medium and magnetic separation and flotation techniques but this work should be repeated on material representative of the *in situ* grade of the resources. Further work is also required on the mineralogy of the material both in the near surface and deeper mineralisation to determine the mineral phases in which the cobalt, copper and nickel oxides reside. It is important to establish that the mineralogical and hence processing characteristics of the material are maintained into the deeper parts of the mineralisation.

Block	Tons	Grade (% metal)		
		Cobalt	Copper	Nickel
1	9,139,000	0.0446	0.1028	0.0133
2	11,366,000	0.0613	0.0288	0.0067
3	4,305,000	0.0490	0.0730	0.0309
4	18,846,000	0.0572	0.1463	0.0086
Totals	**43,656,000**	**0.055**	**0.099**	**0.011**

The complete Report may be viewed on the Company's website.

Summary of Independent Competent Persons Report
Of the
Nama Retention Licence
In
Northern Zambia

And held by
Caledonian Mining Limited

Effective Date: 1st May 2007

By
David Grant
Pr Sci. Nat., CGeol.
And
Michael Haslett
BSc, MRM

Summary

Caledonia Nama Limited (Caledonia), a subsidiary of Caledonia Mining Corporation holds a Retention Licence over approximately 80 000ha of ground in the Solwezi District of the Northwestern Province of Zambia in sub-Saharan Africa. It lies on the northwestern flank of the Zambian Copperbelt and has potential for high tonnage, low-grade cobalt-copper-nickel mineralisation. The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group.

Caledonia started operations in the area in 1994 and in the ensuing years acquired five Prospecting Licences and undertook an exploration programme commencing with soil sampling supported by airborne geophysical surveys and concluded with a drilling campaign. The drilling amounted to 323 reverse circulation holes totalling 38,119 metres followed by five diamond drill holes totalling 1445m. This drilling is in addition to 25 diamond drill holes drilled by Roan Selection Trust, Zamanglo and JCI in the Nama area and on the flank of the Konkola dome and 23 auger holes drilled by Roan Selection Trust.

Exploration by Caledonia and its predecessors has identified 18 targets of which seven have been drilled to a greater or lesser extent. Most of the drilling activity has focussed on the A or Discovery Anomaly in the central-eastern parts of the Retention Licence area. This work has enabled declaration of an Indicated Resource of 43.6Mt of oxide mineralisation with a grade of 0.055%Co and 0.099%Cu to a depth of more than 210m below surface. The oxide mineralisation potentially extends below this depth. Other anomalies did not receive as much exploration attention but the data from one target should be re-examined for a resource declaration. Three anomalies require further investigation and the remaining 11 untested targets should be explored.

Initial bench and small bulk sample metallurgical testing has indicated that the oxide material can be upgraded into a concentrate by dense medium and magnetic separation and flotation techniques but this work should be repeated on material representative of the *in situ* grade of the resources. Further work is also required on the mineralogy of the material both in the near surface and deeper mineralisation to determine the mineral phases in which the cobalt, copper and nickel oxides reside. It is important to establish that the mineralogical and hence processing characteristics of the material are maintained into the deeper parts of the mineralisation.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured resources" and "indicated resources". We advise U.S. investors that these terms are not recognised by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

Table 1 Indicated Resources in the Discovery or A Anomaly

Block	Tons	Grade (% metal)		
		Cobalt	Copper	Nickel
1	9,139,000	0.0446	0.1028	0.0133
2	11,366,000	0.0613	0.0288	0.0067
3	4,305,000	0.0490	0.0730	0.0309
4	18,846,000	0.0572	0.1463	0.0086
Totals	43,656,000	0.055	0.099	0.011

The above information used to define the four resource blocks at the Discovery or A anomaly can be considered adequate to allow a confident interpretation of the geological framework and to reasonably assume the continuity of the mineralisation. They have thus been classified as an Indicated Resource the quantities of which have been set out Table 1 above. Tonnages and grades estimated within each of the resource blocks were determined at a cut-off of 0.02% Co.

Table 2 Estimated Indicated Resources in Anomaly C

Resource blocks in Anomaly C	At 0.02% Co cut-off			
	Tonnes	%Co	%Cu	%Ni
Block C3	41,637,000	0.0505	0.0173	0.0195
Block C2 North	526,000	0.0245	0.0134	0.0126
Block C2 South	32,511,000	0.0350	0.0053	0.0180
Block C1	3,544,000	0.0261	0.0029	0.0131
Totals	78,218,000	0.043	0.012	0.019

Table 3 Combined Indicated Resources for Anomalies A and C

Anomaly	At 0.02% Co cut-off			
	Tonnes	%Co	%Cu	%Ni
A	43,656,000	0.055	0.099	0.011
C	78,218,000	0.043	0.012	0.019
Total	121,874,000	0.047	0.043	0.016

The complete Report may be viewed on the Company's website.

EXHIBIT #14e

SUMMARY OF INDEPENDENT TECHNICAL REPORT ON THE BLANKET MINE PROPERTY IN ZIMBABWE

Prepared by The MSA Group
on behalf of
Caledonia Mining Corporation
June 28, 2011

Qualified Persons who prepared the Report – Bruno Bvirakare (primary author)
Mike Robertson (supervising principal)

3 SUMMARY

MSA Geoservices (Pty) Ltd ("The MSA Group") was commissioned by Caledonia Mining Corporation (Caledonia) to prepare an Independent Technical Report on the Blanket Mine in Zimbabwe. The Report was required to verify Caledonia's calculations of the Blanket Mine mineral reserves and resources on an annual basis.

On the 20th June 2006 Caledonia acquired the Blanket Gold Mine, located near Gwanda in Zimbabwe, from Kinross Gold Corporation of Canada. Following a 2 year period of successful operation of the mine, the mine was forced to close for 6 months owing to the fact that the Zimbabwe Government did not pay for the gold sold to the State refiner. Operations commenced again in April 2009 and production has since risen steadily.

Blanket Mine is situated about 15 km west of Gwanda, approximately 130 km to the south of Bulawayo, in south-western Zimbabwe. The mine has been in operation since 1906 and has reportedly produced 1,073,000 ounces of gold at an average grade of 4.53 g/t. The Mine comprises a series of deposits along a strike length of about 3 km, from Jethro in the south, through Blanket, Feudal, AR South, AR Main, Sheet, Eroica and Lima ore deposits. The gold enrichment occurs in near-vertical shoots spread out along an approximate north–south axis.

The Blanket Mine exploits a fairly typical Archaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt. Most mining activity takes place within AR South, AR Main, Eroica and Lima ore shoots. Two main types of mineralisation are recognised, namely disseminated sulphide replacement (DSR) type mineralisation forming the bulk of the orebodies, and gold-bearing quartz-filled shear zones.

Three types of mining methods are used at the Blanket Mine:

- Underhand stoping in the narrow ore bodies
- Shrinkage stoping where blocky sidewalls are evident
- Longhole stoping in the wider ore bodies, using 15 m sub-levels.

The surrounding country rock at the Blanket Mine, a massive amphibolite, is generally very competent and support such as rock bolts are only installed on rare occasions where fractured rock conditions are encountered. All ore is trammed/tipped to the 22 Level Ore Bins where, after primary crushing, the ore is loaded and hoisted to surface.

The completion of the 4 Shaft expansion project in 2010, which included plant upgrades, has increased the production capacity from 500 tpd to 1000 tpd of ore and consolidation at the higher level is in progress. The higher throughput rate enables the mine to produce 40,000 oz of gold per annum at the current Reserve grade and quantum over a period of at least 10 years.

Current mineral reserves and resources are summarised in the table below:

Summary of Mineral Reserves and Resources at Blanket Mine at December 31, 2010

MINERAL RESERVES (based on a Gold Price of US$ 1100/oz)			
Classification	**Tonnes**	**Grade (Au g/t)**	**Gold Content (oz)**
Proven Ore			
Total Proven Ore including Pillars*	**1,326,100**	**4.02**	**171,400**
Probable Ore			
Operating and Development Areas	**2,513,700**	**3.66**	**295,800**
Total Proven + Probable Ore	**3,839,800**	**3.78**	**467,200**
MINERAL RESOURCES (based on a Gold Price of US$ 1100/oz)			
Classification	**Tonnes**	**Grade (Au g/t)**	**Gold Content (oz)**
Indicated	**510,000**	**3.79**	**62,100**
Inferred	**2,408,200**	**5.01**	**
Tonnages and ounces are rounded to the nearest 100			
Note * Pillar tonnages are discounted by 50% **Note** ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.			

(i) 1 tonne = 1,000 kilograms = 2,204.6 pounds
(ii) Some numbers may not add due to rounding

Mr. Mike Robertson, Pr. Sci. Nat., and Mr. Bruno Bvirakare, Pr. Sci. Nat., both consultants with The MSA Group are the "Independent Qualified Persons" for Blanket's reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Cautionary note to U.S. Investors concerning estimates of Inferred Resources.
The above table uses the term "inferred resources". We advise U.S. investors that, while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources. The above table uses the term "indicated resources". We advise U.S. investors that these terms are not recognised by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

Major infrastructure consists of underground workings, a process plant, workshops and a tailings dam.

The ROM process consists of three-stage crushing, twin rod mills, Knelson Concentrators, and a CIL (carbon-in-leach) circuit. Loaded carbon is eluted and electro-won in a compact PG Elution cell. Cathodes from the cell are acid digested and calcined before smelting together with the gravity gold concentrate from the Knelsons. Approximately

50% of the gold is recovered as free gold. Tailings from the CIL stream is pumped to a tailings dam, with the effluent being recycled to the plant.

Two permits for effluent disposal have been issued to the Blanket Mine, covering the sewage effluent and mill tailings disposals. The Mine has implemented a pollution monitoring system around the current tailings dam with the installation of a number of piezometers, which are routinely monitored on an independent basis by Fraser Alexander personnel from its Harare office.

In terms of the Mining General Regulations, certain closure obligations are to be fulfilled. These are covered in a Closure Plan initially prepared by Knight Piesold. Management revised the quantum of the provisions in 2009.

The Blanket Mine smelts gold Dore bars twice a month and delivers them to a local refinery which is operated by the Reserve Bank of Zimbabwe. The Dore bars are then sent to Rand Refinery in South Africa for refining and sale.

The Report, authorized by Mike Robertson and Bruno Bvirakare, dated June 28, 2011, can be viewed on the Company's website. pursuant to the links "Investors" and "Technical Reports" - and on SEDAR at: www.sedar.com

EXHIBIT #14f

Property and Claims Information

THE DATA PROVIDED BELOW FOR THE THREE PROPERTY AREAS IS CONSIDERED THE MATERIAL INFORMATION RELATING TO THE PROPERTIES AND CLAIMS. THE FULL TEXT OF THIS DATA AND INFORMATION IS AVAILABLE IN THE VARIOUS TECHNICAL REPORTS THAT ARE AVAILABLE ON THE COMPANY WEBSITE www.caledoniamining.com

BLANKET GOLD MINE

a) Nature of Ownership Interests

Blanket Mine's claims area is based on 2701 pegged claims. An application made to the Ministry of Mines to convert the claims area into a mining lease was approved and its issue is awaited. Blanket's exploration properties are all pegged claims (see Table 14 g(i)) and held 100% by Blanket although some of the claims are subject to royalties.

b) Salient Terms of Agreements, Royalties

- 1.5 – 2.0% NSR. Blanket owns the claims totally.

Based on current mining law in Zimbabwe, Blanket's Mining Lease is valid in perpetuity. Prospecting claims are renewable on an annual basis (Table 14 g(i)) by payment of a claim fee based on the area of the claim. The claims may also be maintained by carrying out exploration activities on the claims. Royalties are payable on some of the claims (see Table 14 g(i)).

c) Mineral Rights – Process of Acquisition

Mineral rights in Zimbabwe may be acquired by pegging claims or by purchasing claims. In the case of the purchase of an operating mine the mining lease/ claim is transferrable together with the related conditions. Proposed changes to the Mining Law will require that indigenous persons hold a significant interest in mining companies. Claims are held indefinitely so long as they are serviced in terms of work done or fees paid.

d) The Claim/Right type and Conditions

Zimbabwe recognises both precious metal (gold) and base metal claims regardless of the nature of the deposit. In the event of a gold mine being located on base metal claims, the claims can be converted to precious metal claims. The claims are awarded and monitored by the State. A mining lease is awarded over existing claims on application by the mining company.

e) Property details

See Table 14 g(i).

f) Conditions of retention, Payments etc

See Table 14 g(i). Claim fee payments are made by Blanket Gold Mine (responsible person – V. Naik).

g) Property area – see Table 14 g (i)

The protection of non-producing claims is the subject of ongoing discussions as the claim protection fees have been dramatically increased and the economic feasibility of protecting all claims is being assessed.

Table 14g(i)

CLAIM BLOCK / PROPERTY NAME	NUMBER OF CLAIM BLOCKS	CLAIM TYPE	CLAIM/BLOCK NUMBERS	EXPIRY DATE/S	AREA (ha)
Gwanda Claims					
Blanket Mine					
Valentine	26	Gold	GA2767-92	21-Mar-13	240.6
Oqueil	36	Gold	35928-63	29-Jan-13	270.0
Harvard	1	Base	5576BM	02-Feb-13	25.0
Blanket	11	Gold	GA512, GA547,GA247-8, GA349, GA5030, 1817, 31202, 3958, 6874BM, 9627BM	06-Apr-13	114.0
Feudal	6	Gold	31190, 19918, 21065, GA446, 10051BM, 10358BM	10-May-13	77.0
Lima	85	Gold	36066-117, 35753-68, 34052-67, 10925BM	02-Apr-13	828.5
Sheet	21	Gold	35628-39, 34744, 34747-51, 34856, GA341, 9629BM	03-Apr-13	179.6
Sabiwa	12	Gold &Base	GA281, GA513, 1978, 25610, 9628BM, 10922-23BM, 10894-96BM, 10049-50BM	11-Apr-13	594.0
Mbudzane Rock	43	Gold	36160-202	21-May-13	353.9
Jethro	1	Gold	19923	23-Jul-12	9.0
DT	2	Gold	19923	01-Sep-13	10.0
Smiler	1	Gold	32939	26-Nov-13	10.0
Site Cemetry	1	Site	577	14-Dec-13	2
Site Compound	1	Site	701	15-Sep-13	10
Site Compound	1	Site	575	14-Dec-13	17
Site Compound	1	Site	574	14-Dec-13	7
Site Dump	1	Site	646	15-Sep-13	18
Site Housing	1	Site	573	17-Mar-13	23
Site Housing	1	Site	645	15-Sep-13	8
Site Magazine	1	Site	578	14-Dec-13	29
Site Slimes	1	Site	613	27-Mar-13	28
Blanket Exploration					
Penzance	3	Base	11264BM,11265BM,8838BM	07-Jan-13	99
Bunny's Luck	6	Base	10443-48BM	15-Jan-13	150
Cinderella	5	Base	11122-23BM,10824-26BM	19-Jan-13	428
Eagle 16	1	Base	11266BM	21-Jan-13	51
Spruit	5	Base	10623-24BM, GA532-4BM	24-Feb-13	388
Shakeshake	3	Base	10625-27BM	24-Feb-13	288
Surprise	2	Base	10628-29BM	24-Feb-13	196
Abercorn	2	Base	11269BM,10602BM	11-Mar-13	216
Banshee	1	Base	11093BM	23-Sep-13	135
Dan's Luck South	3	Base	GA537-38BM, 11268BM	11-Mar-13	135
Abercorn	1	Gold	32251	28-Mar-13	10
Annette	3	Gold	GA3258-60	30-Mar-13	24
Dan's Luck	2	Gold	32776, GA3769B	13-May-13	18
Eagle Hawk	1	Gold	30544	08-Oct-13	10
GG	7	Gold	GA3769-75	05-Jun-13	162.9
Gum	2	Gold	GA3060-61	10-Oct-13	12
Lincoln	1	Gold	30548	20-Oct-13	10
Mascot	3	Gold	GA 583, 29657, 32756	03-May-13	30
Mazeppa	1	Gold	32769	26-May-13	3
Rubicon	23	Gold	34519-20, 34794-805, 34913-21	23-Jan-13	220
Valentine	3	Gold	GA2994-96	21-Mar-13	30
Vulture	2	Gold	5031, 8106	13-Jan-13	20
Will South	1	Gold	33143	30-Sep-13	5
Site	1	Site	649	08-May-13	4
Site	1	Site	607	24-Sep-13	1
Site	1	Site	608	24-Sep-13	1
Site	1	Site	609	24-Sep-13	1
Site	1	Site	610	24-Sep-13	1
Site	1	Site	512	31-Dec-13	1

Table 14g(i)					
CLAIM BLOCK/ PROPERTY NAME	NUMBER OF CLAIM BLOCKS	CLAIM TYPE	CLAIM/BLOCK NUMBERS	EXPIRY DATE/S	AREA (ha)
Bubi Claims					
Stu	4	Base	12072-74BM, 12021BM	07-Jan-13	495
Chikosi	7	Base	12011-17BM	30-Jan-13	499.5
Sandy	2	Base	12018-19BM	30-Jan-13	300
Ruswayi	6	Base	12022-27BM	30-Jan-13	544
Lonely	5	Base	12028-30BM, 12075-76BM	02-Feb-13	670
Spawn	3	Base	12031-33BM	30-Jan-13	311
Kadoma Claims					
Golden Donkey	2	Gold	1254-55	18-Mar-13	8
Headley NE	3	Gold	1256-58	18-Mar-13	30
Harare					
Apollo	27	Gold	17438-46, 28665-79, 28734-36	27-Sep-13	208
Electra	1	Base	19482BM	13-Mar-13	12
Apollo	3	Base	28382-84BM	27-Sep-13	96
Avlin	15	Gold	28030-28044	08-Sep-13	117
TOTAL	**419**	**Claim Blocks**			**8793.96**

ROOIPOORT PLATINUM PROJECT

a) Nature of Ownership Interests

Caledonia holds via its 100% subsidiary Maid 'O the Mist, five Prospecting Rights in the Rooipoort area (see Table 14 g (ii)). These rights are currently subject to renewal applications.

b) Salient Terms of Agreements, Royalties

Prospecting Rights are valid for a period of 5 years. Thereafter the rights may be extended for a further 2 years on application, and thereafter a right would have to be converted into a Retention Right for a further 5 years. After the above periods the rights would lapse automatically. Exploration fees are calculated on the area of the Prospecting Right and are payable annually in advance. The rights are subject only to royalties as enacted by the State.

c) Mineral Rights – Process of Acquisition

All mineral rights in South Africa are vested in the State. In terms of the Minerals and Petroleum Resources Development Act governing the administration of the minerals industry in South Africa, companies may apply to the Department of Mineral Resources for Prospecting Rights over areas in which they are interested and for the specific minerals that they are interested in. On the basis that there are no overlaps in terms of area and minerals and subject to various environmental and landowner concerns, prospecting rights are issued for a period of 5 years renewable for a further 2 years.

d) The Claim/Right type and Conditions

Exploration in the Rooipoort area is confined the Prospecting Rights (see Table 14 g (ii)).

e) Property details

See Table 14 g (ii).

f) Conditions of retention, Payments etc.

See Table 14 g (ii). Prospecting fee payments are made annually by Maid 'O the Mist (responsible person – A. Lawson).

g) Property area – see Table 14 g (ii).

Table 14 g(ii)

PROPERTY NAME/ FARM	FARM PORTIONS	MINERAL	PROSP. PERMIT NUMBER	EXPIRY DATE	FEES	ROYALTIES	AREA (ha)
Rooipoort Platinum Project							
Rooipoort 46KS	entire farm	Platinum Group Metals	730/2006 PR	These rights have expired and the necessary applications have been lodged for their renewal.	R 10 670	State	3771.0
Grasvally 293KR	Ptns 9, 11, 13, 14, 16	Platinum Group Metals	375/2009 PR		R 3 388	State	341.8
Grasvally 293KR	Re 8 & ptn of ptn 29 (prev ptn 26)	Platinum Group Metals	225/2006 PR		R 1 540	State	42.8
	Ptn of ptn 29 (prev ptn 28)	Platinum Group Metals					
Grasvally 293KR	Re of ptn 3, re ptn 6, ptn 19 & 24	Platinum Group Metals	225/2006 PR		R 8 800	State	3196.5
Moorddrift 289KR	farm	Platinum Group Metals					
Jaagbaan 291KR	farm	Platinum Group Metals					
Waterval 297KR	farm	Platinum Group Metals	443/2006 PR		R 6 380	State	1217.3

Platinum Group Metals = Pt, Pd, Rh, Ru, Os, Ir, Au, Ni, Cu

NAMA COBALT/COPPER PROJECT

a) Nature of Ownership Interests

Caledonia's 100% subsidiary, Caledonia Nama Ltd owns four contiguous Mining Licences in the Copperbelt Province of Zambia.

b) Salient Terms of Agreements, Royalties

The Mining Licences were issued in 2008 and are valid for a period of 25 years and thereafter are renewable for a further period of 25 years. The retention of the Licences is subject to the development of mining activities on the licences taking into account realistic estimates of economic conditions relating to the development of such mining ventures. The Licences are subject to no royalties other than that which the State may impose.

c) Mineral Rights – Process of Acquisition

Mineral rights in Zambia are vested in the State. The normal process of acquisition is to apply for a Prospecting Licence which is normally issued for a period of three years at which stage at least half the area must be dropped when an application is made to extend the Licence period. Following a further two year period the prospecting company is required to relinquish a further portion of the property on application for a mining licence.

d) The Claim/Right type and Conditions

Caledonia holds a Mining Licence over the Nama area. The right is secured by the development of mining activities on the licence area, subject to the State and Local Council requirements particularly in terms of environmental and local developments issues.

e) Property details

See Table 14 g (iii).

f) Conditions of retention, Payments etc.

See Table 14 g (iii). A once off payment was made on issue of the Mining Licence. No ongoing or annual fees are payable. When land is demarcated for mine development, this will result in a purchase consideration to the local council.

g) Property area – see Table 14 g (iii).

Table 14 g (iii)

PROPERTY NAME	FARM PORTIONS	MINERALS	MINING PERMIT NUMBER	EXPIRY DATE	ROYALTIES	AREA (ha)
NAMA COBALT-COPPER PROJECT						
	Nama (Center)	Cobalt, Copper, Nickel, Iron, Manganese, Zinc, Gold and Uranium	LML70	26/09/2033	State	17 635.6
	Luamfula (East)	Cobalt, Copper, Nickel, Iron, Manganese, Zinc, Gold and Uranium	LML71	26/09/2033	State	23 364.7
	Ngosa (West)	Cobalt, Copper, Nickel, Iron, Manganese, Zinc, Gold and Uranium	LML69	26/09/2033	State	21 474.5
	Konkola	Cobalt, Copper, Nickel, Iron, Manganese, Zinc, Gold and Uranium	LML68	26/09/2033	State	17 017.9
Total Project						**79 492.7**